As filed with the Securities and Exchange Commission on June 7, 2007

Registration No. 333-142669

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ALCOA INC.

(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	3334 (Primary Standard Industrial Classification Code Number)	25-0317820 (I.R.S. Employer Identification Number)

390 Park Avenue

New York, New York 10022-4608

Office of Investor Relations: (212) 836-2674

Office of the Secretary: (212) 836-2732

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lawrence R. Purtell, Esq.

Executive Vice President and General Counsel

Alcoa Inc.

390 Park Avenue

New York, New York 10022-4608

(212) 836-2650

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Margaret L. Wolff

David Fox

Neil P. Stronski

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon consummation of the transactions described in the enclosed offer to purchase.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus may change. The registrant may not complete the offer to purchase and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction in which such offer is not permitted.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you are encouraged to consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority in Canada or the U.S. nor has any securities regulatory authority expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Offer to Purchase

all of the outstanding Common Shares

of

ALCAN INC.

for

U.S.$58.60 Net Per Share in Cash

plus

0.4108 of a Share of Common Stock

of

ALCOA INC.

by

ALCOA HOLDCO CANADA ULC,

a wholly owned subsidiary of Alcoa Inc.,

and

subject to the procedures and limitations described in this offer to purchase and the related letter of transmittal

The Offer will be open for acceptance until 5:00 p.m., Eastern Daylight Saving Time, on July 10, 2007, unless extended or withdrawn by the Offerors. The Offerors will not amend the Offer in such a manner as would cause the expiration time of the Offer to occur earlier than such date and time, alter the withdrawal rights of Alcan shareholders or shorten or eliminate the Subsequent Offering Period. Alcan Common Shares deposited under the Offer may be withdrawn at any time prior to being taken up and paid for.

Alcoa Inc., a Pennsylvania corporation (“Alcoa”), and Alcoa Holdco Canada ULC, an unlimited liability company organized under the laws of the Province of Nova Scotia, Canada, and a wholly owned subsidiary of Alcoa (“Alcoa Holdco Canada” and, together with Alcoa, the “Offerors”), hereby offer to purchase (the “Offer”), upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal, each issued and outstanding common share of Alcan Inc., a corporation organized under the laws of Canada (“Alcan”), together with the associated rights (the “Alcan Rights”) (and, together with the common shares of Alcan, the “Alcan Common Shares”) issued and outstanding under Alcan’s Shareholder Rights Agreement which is described under “Shareholder Rights Agreement” in the circular accompanying the Offer, for U.S.$58.60 (equivalent to Cdn$62.03 based on the June 6, 2007 Bank of Canada Noon Rate) net per share in cash (less any applicable withholding taxes and without interest) plus 0.4108 of a share of Alcoa common stock, par value $1.00 per share (“Alcoa Common Shares”) (collectively, the “Offer Consideration”).

The Offerors are making the Offer to acquire all the outstanding Alcan Common Shares. If Alcan Common Shares validly deposited under the Offer are taken up and paid for, the Offerors will, subject to applicable law, acquire, directly or indirectly, all outstanding Alcan Common Shares not deposited under the Offer by way of a subsequent acquisition transaction. The terms of any such subsequent acquisition transaction will provide that each issued and outstanding Alcan Common Share will entitle its holder to receive the same consideration paid to Alcan shareholders under the Offer. Based on the most recent publicly available information regarding the number of Alcan Common Shares outstanding and the number of Alcoa Common Shares outstanding, Alcoa estimates that if all Alcan Common Shares are purchased pursuant to the Offer and any subsequent acquisition transaction, former Alcan shareholders would own, in the aggregate, approximately 15% of the outstanding Alcoa Common Shares, representing approximately 15% of the aggregate voting power of all Alcoa Common Shares. In the event that the Offerors take up Alcan Common Shares deposited under the Offer, in order to comply with the provision of the Shareholder Rights Agreement relating to a “Permitted Bid,” the Offerors will publicly announce and make available a subsequent offering period pursuant to Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended, which shall expire no earlier than 10 business days (as defined under the Shareholder Rights Agreement) after the date of such announcement and during which Alcan shareholders may deposit Alcan Common Shares not previously deposited during the Offer.

The Offer is subject to certain conditions, which are described in the section entitled “Offer — Conditions of the Offer” beginning on page 37, including, without limitation, there having been validly deposited pursuant to the Offer and not withdrawn at the expiration time that number of Alcan Common Shares that, when added to the Alcan Common Shares then owned by Alcoa or any of its subsidiaries, constitutes at least 66 2/3% of the Alcan Common Shares outstanding (calculated on a fully diluted basis) at the time Alcan Common Shares are taken up under the Offer. Subject to applicable law, the Offerors reserve the right to withdraw the Offer and not to take up and pay for any Shares deposited pursuant to the Offer unless each of the conditions of the Offer is satisfied or waived by the Offerors at or immediately prior to the expiration time. The Offer is not conditioned upon the Offerors’ entering into any financing arrangements and is not subject to any financing condition.

Alcoa Common Shares are currently traded on the New York Stock Exchange under the symbol “AA,” on the London Stock Exchange under the symbol “ALI,” on Euronext Brussels under the symbol “AA,” on the Australian Securities Exchange under the symbol “AAI,” on the Frankfurt Stock Exchange under the symbol “ALU,” and on the Swiss Stock Exchange under the symbol “AA.” Alcan Common Shares are currently traded on the Toronto Stock Exchange under the symbol “AL,” on the New York Stock Exchange under the symbol “AL,” on the London Stock Exchange under the symbol “AAN,” on Euronext Paris under the symbol “ALC,” on the Swiss Stock Exchange under the symbol “AL,” and on Euronext Brussels in the form of certificates, under ISIN code BE 004389244. It is a condition of the Offer that the Alcoa Common Shares to be issued in the Offer be approved for listing on the New York Stock Exchange and the Alcoa Common Shares, including the Alcoa Common Shares to be issued in the Offer, be approved for listing on the Toronto Stock Exchange. Listing of Alcoa Common Shares to be issued in the Offer will be subject to Alcoa fulfilling the listing requirements of the New York Stock Exchange, London Stock Exchange, Australian Securities Exchange, Frankfurt Stock Exchange, Swiss Stock Exchange and Toronto Stock Exchange.

The securities offered in the Offer involve certain risks. For a discussion of risk factors you should consider in evaluating the Offer, see the section entitled “ Risk Factors” beginning on page 27.

The dealer managers for the Offer are:

In Canada:	In the U.S.:

Toll Free: (866) 638-5886 BMO Nesbitt Burns Inc.	Citigroup Global Markets Inc. Toll Free: (800) 956-2133	Goldman, Sachs & Co. Toll Free: (800) 323-5678

This Offer to Purchase is dated June 7, 2007

THIS OFFER TO PURCHASE INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT ALCOA AND ALCAN FROM DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES THAT HAVE NOT BEEN INCLUDED IN OR DELIVERED WITH THIS OFFER TO PURCHASE. SUCH INFORMATION IS AVAILABLE AT THE INTERNET WEBSITES MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND CANADIAN SECURITIES REGULATORY AUTHORITIES AT www.sec.gov AND www.sedar.com, RESPECTIVELY. THE FOREGOING INTERNET WEBSITES ARE INACTIVE TEXTUAL REFERENCES ONLY, MEANING THAT THE INFORMATION CONTAINED ON THE WEBSITES IS NOT INCORPORATED BY REFERENCE INTO THE OFFER, AND YOU SHOULD NOT CONSIDER INFORMATION CONTAINED ON THE WEBSITES AS PART OF THE OFFER OR THIS OFFER TO PURCHASE. PLEASE SEE THE SECTION ENTITLED “WHERE YOU CAN FIND ADDITIONAL INFORMATION.” YOU MAY ALSO REQUEST COPIES OF THESE DOCUMENTS FROM THE OFFERORS, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO THE INFORMATION AGENT AT ITS ADDRESS OR TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST MAKE YOUR REQUEST NO LATER THAN JULY 2, 2007, OR FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION TIME OF THE OFFER, WHICHEVER IS LATER.

i

Any Alcan shareholder desiring to deposit all or any portion of such Alcan shareholder’s Alcan Common Shares under the Offer should either (i) complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile copy thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing deposited Alcan Common Shares, and any other required documents, to the Depositary at any of its offices specified in the Letter of Transmittal, (ii) deposit such Alcan Common Shares pursuant to the procedures for book-entry transfer set forth in the section of the Offer entitled “Offer — Manner of Acceptance,” or (iii) request such Alcan shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Alcan shareholder. Any Alcan shareholder whose Alcan Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such Alcan shareholder desires to deposit such Alcan Common Shares in the Offer.

If an Alcan shareholder desires to deposit Alcan Common Shares pursuant to the Offer and (i) the certificates evidencing such Alcan Common Shares, and/or the Rights Certificates (as defined below) representing the Alcan Rights associated therewith, if applicable, are not immediately available, (ii) such shareholder cannot deliver the certificates and all other required documents to the Depositary before the expiration time, (iii) such shareholder cannot comply with the procedures for book-entry transfer on a timely basis, or (iv) the Separation Time (as defined under the section entitled “Offer — Shareholder Rights Agreement”) has occurred before the expiration time but Rights Certificates have not been distributed to Alcan shareholders before the expiration time, such Alcan Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery. See the section entitled “Offer — Manner of Acceptance.”

All payments will be made in U.S. dollars, unless the Alcan shareholder elects to receive payment in Canadian dollars by checking the appropriate box in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. The amount payable in Canadian dollars will be based on the Bank of Canada Noon Rate on the business day immediately preceding the date of delivery of such payment to the Depositary.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or any of the Dealer Managers at their telephone numbers, in each case, as set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the accompanying Letter of Transmittal and the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) may be directed to the Information Agent, and copies will be furnished promptly at Alcoa’s expense. Alcan shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Offerors have not authorized anyone to provide any information or make any representation about the Offerors or their respective affiliates that is different from, or in addition to, the information and representations contained in the Offer or in any materials regarding the Offerors or their respective affiliates accompanying this document or incorporated by reference herein or therein. Alcan shareholders should not rely on any information or any representations regarding the Offerors or their respective affiliates not contained in this Offer to Purchase or in the documents accompanying this Offer to Purchase.

While the Offer is being made to all holders of Alcan Common Shares, this document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offerors may, in their sole discretion, take such action as they may deem necessary to make the Offer in any such jurisdiction. Any holder of Alcan Common Shares in a jurisdiction in which such an offer or solicitation is unlawful may collect copies of this Offer to Purchase and related documents at the offices of the Depositary set forth on the back cover of this Offer to Purchase.

The information contained in this document speaks only as of the date of this document, and the Offerors do not undertake any duty to update any such information, except to reflect a material change in the information previously disclosed as required by applicable law.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

ALCOA IS NOT ASKING ALCAN SHAREHOLDERS FOR A PROXY AND ALCAN SHAREHOLDERS ARE REQUESTED NOT TO SEND A PROXY. ANY SOLICITATION OF PROXIES WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY SOLICITATION MATERIALS COMPLYING WITH APPLICABLE CANADIAN LAW.

NONE OF THE SEC, ANY STATE SECURITIES COMMISSION, ANY CANADIAN SECURITIES REGULATORY AUTHORITY OR ANY OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE TO SHAREHOLDERS IN CANADA

Alcoa presents its financial statements in U.S. dollars and its financial statements are prepared in accordance with U.S. generally accepted accounting principles (referred to herein as “U.S. GAAP”). As financial information in the Offer and the Circular has been prepared in accordance with U.S. GAAP, it may not be comparable to financial data prepared by other Canadian companies.

The Offer is made for the securities of a Canadian issuer and by an issuer that is permitted, under a multijurisdictional disclosure system adopted by the U.S. and Canada, to prepare this Offer to Purchase, which forms the prospectus of Alcoa’s registration statement on Form S-4 relating to the Offer, in accordance with the disclosure requirements of the U.S. Shareholders should be aware that the requirements with respect to the content of such prospectus are different from those of Canada.

Securities legislation in the Province of Québec, Canada, requires that French language versions be prepared of any documents incorporated by reference in the Circular. The Autorité des marchés financiers in Québec has granted the Offerors a permanent exemption from the obligation to prepare a French language version of any information contained in a Form 10-K, 10-Q or 8-K prepared in accordance with U.S. securities legislation that is not otherwise required by Québec securities legislation and is incorporated in the Circular.

Shareholders in Canada should be aware that the disposition of Alcan Common Shares and the acquisition of Alcoa Common Shares by them as described herein may have tax consequences both in Canada and the U.S. Such consequences may not be fully described herein and such shareholders are encouraged to consult their tax advisors. See “Circular — Material Canadian Federal Income Tax Considerations” beginning on page 86 and “Circular — Material U.S. Federal Income Tax Considerations” beginning on page 93.

NOTICE TO SHAREHOLDERS IN THE U.S.

Shareholders in the U.S. should be aware that the disposition of Alcan Common Shares and the acquisition of Alcoa Common Shares by them as described herein may have tax consequences both in the U.S. and in Canada. Such consequences may not be fully described herein and such shareholders are encouraged to consult their tax advisors. See “Circular — Material U.S. Federal Income Tax

v

Considerations” beginning on page 93 and “Circular — Material Canadian Federal Income Tax Considerations” beginning on page 86.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Alcoa Holdco Canada is organized under the laws of the Province of Nova Scotia, Canada, that some or all of the Offerors’ officers and directors may reside outside the U.S., that certain Dealer Managers and some of the experts named herein may reside outside the U.S., and that all or a substantial portion of the assets of the Offerors and such persons may be located outside the U.S.

NOTICE TO SHAREHOLDERS IN THE EUROPEAN UNION

While the Offer is being made to all holders of Alcan Common Shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Alcan or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Alcoa in any jurisdiction in the European Union (the “EU”). Alcoa Common Shares may not be offered or sold in any member state of the EU except pursuant to (i) a prospectus (an “EU Prospectus”) approved by the securities regulator of competent jurisdiction in the state where the offer or sale is being made, (ii) an EU Prospectus approved by a securities regulator of competent jurisdiction of another EU member state and passported into the EU member state where the offer or sale is being made, or (iii) an exemption under the applicable securities laws under the laws of the EU member state where the offer or sale is being made. Alcoa reserves the right to make the Offer in or into one or more EU member states. Appropriate filings and prospectus publication may be undertaken by Alcoa in relation to each relevant jurisdiction. Any holder of Alcan Common Shares in an EU member state in which the Offer has not been made may collect copies of this Offer to Purchase and related documents at the offices of the Depositary set forth on the back cover of this Offer to Purchase.

NOTICE TO HOLDERS OF OPTIONS

The Offer is made only for Alcan Common Shares and is not made for any stock options or other rights to acquire Alcan Common Shares (other than the Alcan Rights). Any holder of stock options or other rights to acquire Alcan Common Shares (other than the Alcan Rights) who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable law, exercise the options or otherwise exercise such rights in order to obtain Alcan Common Shares and deposit those Alcan Common Shares pursuant to the Offer. Any such exercise must be completed sufficiently in advance of the expiration time to assure compliance with the procedures set forth in the section entitled “Offer — Manner of Acceptance.” If a holder of stock options to acquire Alcan Common Shares does not exercise such options before the expiration time, such options will remain outstanding in accordance with their terms and conditions, including with respect to term of expiration, vesting (including any terms relating to acceleration of vesting) and exercise prices, except that, pursuant to the subsequent acquisition transaction, in order to treat holders of stock options equitably, each option to acquire Alcan Common Shares is expected to be converted, directly or indirectly, into the right to receive the amount of cash (net of the exercise of option) and the number of Alcoa Common Shares which the holder of such option would have been entitled to receive upon the completion of the subsequent acquisition transaction if such holder had exercised such option immediately prior to the subsequent acquisition transaction. The tax consequences to holders of stock options to purchase Alcan Common Shares of exercising their options are not described in this Offer to Purchase or the Circular. Holders of stock options to purchase Alcan Common Shares should consult their tax advisors for advice with respect to potential tax consequences to them in connection with the decision to exercise or not exercise their options.

EXCHANGE RATE INFORMATION

On June 6, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the Bank of Canada Noon Rate was Cdn$1.0586.

IMPORTANT NOTE

As of the date of this Offer to Purchase, the Offerors have not had access to the non-public books and records of Alcan, and, although they have no reason to doubt the accuracy of Alcan’s public filings, the Offerors are not in a position to independently verify the information in Alcan’s publicly filed documents, including its financial statements.

As a result, all historical information regarding Alcan included or incorporated by reference herein, including all Alcan financial information and all pro forma financial information reflecting the pro forma effects of a combination of Alcan and Alcoa derived in part from Alcan’s financial information, has been derived by necessity from Alcan’s public reports and securities filings. Like the financial statements of Alcoa, the financial statements of Alcan are prepared in accordance with U.S. GAAP and are presented in U.S. dollars. No reconciliation to Canadian generally accepted accounting principles has been prepared for the purpose of this Offer to Purchase and the Circular. See the section entitled “Risk Factors — The Offerors have been unable to independently verify the accuracy and completeness of the Alcan information in the Offer” on page 28.

SUMMARY TERM SHEET

The following are some of the questions that you, as an Alcan shareholder, may have regarding the Offer and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer and the Circular (as defined under the section entitled “Summary of the Offer — Terminology Used”). To better understand the Offer and for a complete description of the legal terms of the Offer, you should read the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other documents disseminated therewith carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone number, or the Dealer Managers at their telephone numbers, in each case as set forth on the back cover of this Offer to Purchase.

WHO IS OFFERING TO PURCHASE MY ALCAN COMMON SHARES?

The Offerors are Alcoa Inc., a Pennsylvania corporation, and Alcoa Holdco Canada ULC, an unlimited liability company organized under the laws of the Province of Nova Scotia, Canada, and a wholly owned subsidiary of Alcoa Inc. Alcoa Inc. is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina, in terms of aggregate production and capacity in aluminum, flat rolled products and alumina, and is active in all major aspects of the industry: technology, mining, refining, smelting, fabricating and recycling. Alcoa Common Shares are traded on the NYSE under the symbol “AA.” Alcoa Holdco Canada ULC is a newly-formed wholly owned subsidiary of Alcoa Inc. organized solely for the purpose of making the Offer and has not otherwise conducted any business activities to date. See the sections entitled “Circular — About Alcoa Inc.” and “Circular — About Alcoa Holdco Canada ULC.”

WHAT IS THE OFFER?

The Offerors are offering to purchase, upon the terms and subject to the conditions described in this Offer to Purchase and the accompanying Letter of Transmittal (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), each outstanding Alcan Common Share, including any Alcan Common Shares that may become outstanding upon the exercise of options or other rights (other than the Alcan Rights) to acquire Alcan Common Shares after the date of the Offer but before the completion of the Offer, for $58.60 (equivalent to Cdn$62.03 based on the June 6, 2007 Bank of Canada Noon Rate) net per share in cash (less any applicable withholding taxes and without interest) plus 0.4108 of an Alcoa Common Share. See the section entitled “Offer — The Offer.”

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

The Offerors are seeking to purchase all outstanding Alcan Common Shares. This includes Alcan Common Shares that may become outstanding upon the exercise of options or other rights (other than the Alcan Rights) to acquire Alcan Common Shares after the date of the Offer but before the completion of the Offer. Alcan shareholders who have deposited Alcan Common Shares in the Offer will be deemed to have deposited the Alcan Rights associated with such Alcan Common Shares. No additional payment will be made for the Alcan Rights, and no amount of the consideration to be paid by the Offerors will be allocated to the Alcan Rights. See the section entitled “Offer — The Offer.”

IN WHAT CURRENCY WILL THE CASH PORTION OF THE OFFER CONSIDERATION BE PAID?

The cash payable under the Offer will be denominated in U.S. dollars. However, Alcan shareholders depositing Alcan Common Shares under the Offer can also elect to receive their cash consideration in Canadian dollars based on the Bank of Canada Noon Rate on the business day immediately preceding the date of delivery of such payment to the Depositary. If an Alcan shareholder wishes to receive their cash consideration in Canadian dollars, such Alcan shareholder must indicate such choice by checking the appropriate box in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. Otherwise, the cash payment will be received in U.S. dollars.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

If you are the owner of record of your Alcan Common Shares and you deposit your Alcan Common Shares in the Offer directly with the Depositary or you use the services of a Soliciting Dealer (if Alcoa decides to form a Soliciting Dealer Group) or Dealer Manager to accept the Offer, you will not have to pay any brokerage or similar fees or commissions. As of the date of this Offer to Purchase, Alcoa has not determined to form a Soliciting Dealer Group. However, a broker or nominee through whom a shareholder owns Alcan Common Shares may charge a fee to deposit Alcan Common Shares on behalf of the Alcan shareholder. Alcan shareholders should contact their broker or dealer to determine whether any charges will apply. Alcan shareholders should also contact the Dealer Managers, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing their Alcan Common Shares with the Depositary. See the section entitled “Circular — Fees and Expenses.”

In addition, the consideration paid to Alcan shareholders in lieu of fractional Alcoa Common Shares will be distributed by the Depositary to such Alcan shareholders net of commissions, as described in the section entitled “Offer — The Offer — Fractional Shares.”

WHY ARE YOU MAKING THE OFFER?

The Offerors are making the Offer in order to enable the Offerors to acquire control of, and ultimately the entire equity interest in, Alcan. If Alcan Common Shares validly deposited under the Offer are taken up and paid for, the Offerors will, subject to applicable law, acquire, directly or indirectly, all outstanding Alcan Common Shares by way of a subsequent acquisition transaction. In order to effect a subsequent acquisition transaction, the Offerors may seek to cause a special meeting of the Alcan shareholders to be called to consider an amalgamation, plan of arrangement, capital reorganization, consolidation or other transaction as a result of which the Offerors or one of their respective affiliates would, directly or indirectly, acquire all of the remaining Alcan Common Shares. See the sections entitled “Circular — Purpose of the Offer; Plans for Alcan” and “Circular — Acquisition of Shares Not Deposited.”

WILL YOU HAVE THE FINANCIAL RESOURCES TO PAY FOR THE CASH PORTION OF THE OFFER CONSIDERATION FOR ALL OF THE ALCAN COMMON SHARES THAT YOU ARE OFFERING TO PURCHASE?

Yes. The Offerors will have sufficient funds using cash on hand and financing available under committed loan facilities to pay for all Alcan Common Shares that are accepted by the Offerors in the Offer and in any subsequent acquisition transaction that may follow the successful completion of the Offer, and any related fees and expenses. The Offer is not conditioned upon the Offerors’ entering into any financing arrangements and is not subject to any financing condition. See the section entitled “Circular — Source and Amount of Funds.”

IS THE FINANCIAL CONDITION OF ALCOA RELEVANT TO MY DECISION TO DEPOSIT MY SHARES IN THE OFFER?

Yes. Alcoa’s financial condition is relevant to your decision to deposit your shares because Alcan Common Shares taken up in the Offer will be purchased for cash and for Alcoa Common Shares. You should therefore consider Alcoa’s financial condition before you decide to become one of Alcoa’s stockholders through the Offer. You also should consider the likely effect that Alcoa’s acquisition of Alcan will have on Alcoa’s financial condition.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

The Offer is subject to a number of conditions, including:

•

there having been properly deposited under the Offer and not withdrawn that number of Alcan Common Shares that, when added to the Alcan Common Shares then owned by Alcoa or any of its subsidiaries, constitutes at least 66 2/3% of the Alcan Common Shares outstanding (calculated on a fully diluted basis) at the time Alcan Common Shares are taken up under the Offer;

•

there having been tendered or deposited under the Offer and not withdrawn more than 50% of the Voting Shares (as defined under the section entitled “Offer — Shareholder Rights Agreement”) held by Independent Shareholders (as defined under the section entitled “Offer — Shareholder Rights Agreement”);

•

Alcan not having taken any action on or after May 4, 2007 having the effect of impairing the ability of the Offerors or any of their respective affiliates to acquire Alcan, otherwise diminishing the expected economic value to the Offerors or any of their respective affiliates of the acquisition of Alcan, or making it inadvisable for the Offerors to proceed with the Offer;

•

any approvals, waiting or suspensory periods (and any extensions thereof) or consents from any Governmental Authority (as defined under the section entitled “Offer — Conditions of the Offer”) that the Offerors reasonably determine are necessary or advisable in connection with the Offer and any subsequent acquisition transaction, having been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated; and

•

there having been no change, effect, event, circumstance, development, occurrence or state of facts, which shall have occurred or have been threatened, on or after May 7, 2007 that, individually or in the aggregate with any other such changes, effects, events, circumstances, developments, occurrences or states of fact, has had, or would reasonably be expected to have, an Alcan Material Adverse Effect (as defined under the section entitled “Offer — Conditions of the Offer”).

The Offer is subject to certain other conditions as well. A more detailed discussion of the conditions to the consummation of the Offer can be found in the section entitled “Offer — Conditions of the Offer.” The Offer is not conditioned upon the Offerors entering into any financing arrangements and is not subject to any financing condition.

DO THE OFFERORS BELIEVE THAT THE NECESSARY ANTITRUST APPROVALS FOR THE ACQUISITION OF ALCAN WILL BE OBTAINED?

The Offerors expect that the proposed acquisition of Alcan will be closely reviewed by antitrust regulators in multiple jurisdictions. The Offerors have carefully examined the regulatory issues and believe that the antitrust issues raised by the proposed acquisition can be resolved through targeted divestitures in certain affected industry segments. Alcoa is committed to working closely with all relevant regulatory authorities to provide information and data necessary for their review of the transaction and to resolving regulatory concerns as promptly as possible. Alcoa is in discussions with regulatory agencies in the United States, Canada, Europe and Australia. The Offerors filed the required Notification and Report Form on June 5, 2007 with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and the required notification for Brazil was filed on May 29, 2007 with the Secretariat of Economic Law. Alcoa plans to make the necessary formal filings in other jurisdictions in the near future.

HOW LONG DO I HAVE TO DECIDE WHETHER TO DEPOSIT MY ALCAN COMMON SHARES IN THE OFFER?

You will have until 5:00 p.m., Eastern Daylight Saving Time, on July 10, 2007 to deposit your Alcan Common Shares in the Offer, unless the Offer is extended. Such time and date as may be extended is referred to in this Offer to Purchase as the “expiration time.” See the section entitled “Offer — Time for Acceptance.” The Offerors will not amend the Offer in such a manner as would cause the expiration time to occur earlier than 5:00 p.m., Eastern Daylight Saving Time, on July 10, 2007. The Offer is conditioned upon, among other things, the receipt of various governmental and regulatory approvals, certain of which the Offerors do not expect to receive prior to July 10, 2007. Accordingly, the Offerors currently intend to extend the Offer beyond July 10, 2007. However, any decision to extend the Offer, including for how long, will be made at the expiration time. The expiration time may also be subject to multiple extensions.

x

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

If the conditions have not been satisfied, the Offerors may, in their discretion, but subject to applicable law, extend the period of time during which the Offer remains open. In the event that the Offerors take up Alcan Common Shares deposited under the Offer, the Offerors will extend the Offer for a subsequent offering period after the expiration time during which Alcan shareholders may deposit Alcan Common Shares not deposited during the Offer. See the sections entitled “Offer — Extension of the Expiration Time, Withdrawal, Variation or Change of the Offer” and “Offer — Right to Withdraw.”

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If the Offerors extend the Offer, the Offerors will provide written notice to the Depositary and will cause the Depositary as soon as practicable thereafter to communicate such notice to all Alcan shareholders. Alcoa will make a public announcement of the extension prior to 9:00 a.m., Eastern Daylight Saving Time, on the next business day after the scheduled expiration time and provide a copy of the notice to the NYSE and the TSX. In addition, in the event that the Offerors take up Alcan Common Shares deposited under the Offer, the Offerors will notify Alcan shareholders when the Offerors announce the results of the Offer that the Offerors will make available a subsequent offering period. See the section entitled “Offer — Extension of the Expiration Time, Withdrawal, Variation or Change of the Offer.”

HOW DO I DEPOSIT MY ALCAN COMMON SHARES IN THE OFFER?

The Offer may be accepted by delivering to the Depositary for the Offer at any of its offices specified in the Letter of Transmittal, so as to arrive there not later than the expiration time:

•

the certificate or certificates representing Alcan Common Shares in respect of which the Offer is being accepted, or, in the case of a book-entry transfer, a Book-Entry Confirmation (as defined under the section entitled “Offer — Manner of Acceptance — Book-Entry Transfer”);

•

if certificates for Alcan Rights (“Rights Certificates”) are distributed by Alcan to Alcan shareholders prior to the time that an Alcan shareholder’s Alcan Common Shares are deposited pursuant to the Offer, Rights Certificate(s) representing Alcan Rights equal in number to the number of Alcan Common Shares deposited;

•

a Letter of Transmittal in the form accompanying the Offer (or a manually signed facsimile copy thereof), properly completed and manually executed as required by the instructions and rules contained in the Letter of Transmittal, or, in the case of a book-entry transfer (for DTC accounts), an Agent’s Message (as defined under the section entitled “Offer — Manner of Acceptance — Book-Entry Transfer”); and

•	any other relevant documents required by the instructions and rules contained in the Letter of Transmittal. See the section entitled “Offer — Manner of Acceptance — Letter of Transmittal.”

Except as otherwise provided in the instructions and rules contained in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution (as defined under the section entitled “Offer — Manner of Acceptance — Letter of Transmittal”).

If an Alcan shareholder desires to deposit Alcan Common Shares pursuant to the Offer and (i) the certificate(s) evidencing such Alcan Common Shares, and/or the Rights Certificates representing the Alcan Rights associated therewith, if applicable, are not immediately available, (ii) such shareholder cannot deliver the certificates representing the Alcan Common Shares and/or Alcan Rights, if applicable, and all other required documents to the Depositary before the expiration time, (iii) such shareholder cannot comply with the procedures for book-entry transfer on a timely basis or (iv) if the Separation Time (as defined under the section entitled

“Offer — Shareholder Rights Agreement”) has occurred before the expiration time but Rights Certificates have not been distributed to Alcan shareholders before the expiration time, such Alcan Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery. See the section entitled “Offer — Manner of Acceptance — Procedures for Guaranteed Delivery.”

Alcan shareholders whose shares are not registered in their name should contact the Dealer Managers, the Depositary, the Information Agent (see the back page of this Offer to Purchase for contact information) or their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their shares.

WHEN WILL THE OFFERORS TAKE UP AND PAY FOR ALCAN COMMON SHARES DEPOSITED UNDER THE OFFER?

If all conditions described in the Offer have been satisfied or waived by Alcoa on behalf of the Offerors at or immediately prior to the expiration time, all Alcan Common Shares that have been properly deposited and not withdrawn will be required to be taken up promptly following the expiration time. All Alcan Common Shares taken up under the Offer will be paid for promptly and, in any event, within three business days after having been taken up. Under Canadian law, such take up and payment must occur no later than 10 days after the expiration time. See the section entitled “Offer — Take Up of, and Payment for, Deposited Alcan Common Shares.”

CAN I WITHDRAW PREVIOUSLY DEPOSITED ALCAN COMMON SHARES?

You may withdraw Alcan Common Shares previously deposited by you (i) at any time before Alcan Common Shares deposited under the Offer are taken up and paid for by the Offerors under the Offer, (ii) during the Subsequent Offering Period (as defined under the section entitled “Summary of the Offer — Subsequent Offering Period”), provided, however, that this right of withdrawal will not apply in respect of Alcan Common Shares taken up and paid for by the Offerors prior to the Subsequent Offering Period, or (iii) in certain other circumstances. The Offerors will not amend the Offer to alter the withdrawal rights of Alcan shareholders. See the section entitled “Offer — Right to Withdraw.”

HOW DO I WITHDRAW PREVIOUSLY DEPOSITED ALCAN COMMON SHARES?

To withdraw previously deposited Alcan Common Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you deposited shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your deposited Alcan Common Shares. See the section entitled “Offer — Right to Withdraw.”

WHAT DOES THE BOARD OF DIRECTORS OF ALCAN THINK OF THE OFFER?

On May 22, 2007, Alcan filed a Schedule 14D-9 pursuant to the U.S. federal securities laws and a Directors’ Circular pursuant to Canadian securities laws reporting that Alcan’s board of directors had met on May 19, 2007 and determined to unanimously recommend that Alcan shareholders reject the Offer and not deposit their Alcan Common Shares under the Offer.

IF I DECIDE NOT TO DEPOSIT BUT THE OFFER IS SUCCESSFUL, HOW WILL THE OFFER AFFECT MY ALCAN COMMON SHARES?

If the conditions of the Offer are satisfied or waived and the Offerors take up and pay for the Alcan Common Shares validly deposited, the Offerors will, subject to applicable law, complete a subsequent acquisition transaction to acquire any Alcan Common Shares not deposited in the Offer. The consideration to be offered for Alcan Common Shares under any such subsequent acquisition transaction will be the same consideration paid under the Offer. In connection with such a transaction, you may have dissenters’ rights. See the sections entitled “Circular — Purpose of the Offer; Plans for Alcan” and “Circular — Acquisition of Shares Not Deposited.”

FOLLOWING THE OFFER, WILL ALCAN CONTINUE AS A PUBLIC COMPANY?

The purchase of any Alcan Common Shares by the Offerors pursuant to the Offer will reduce the number of Alcan Common Shares that might otherwise trade publicly, as well as the number of Alcan shareholders. Depending on the number of Alcan Common Shares purchased pursuant to the Offer, following the completion of the Offer and prior to any subsequent acquisition transaction, it is possible that the Alcan Common Shares would fail to meet the criteria for continued listing on the TSX, NYSE, LSE, Euronext Paris, Euronext Brussels and/or SWX. If this were to happen, the Alcan Common Shares could be delisted on one or more of these exchanges and this could, in turn, adversely affect the market or result in a lack of an established market for the Alcan Common Shares.

To the extent permitted by applicable law, Alcoa intends to cause Alcan to apply to delist the Alcan Common Shares from the TSX, NYSE, LSE, Euronext Paris, Euronext Brussels and SWX as soon as practicable after the completion of the Offer and to cause Alcan to cease to be a public company. See the sections entitled “Circular — Purpose of the Offer; Plans for Alcan” and “Circular — Acquisition of Shares Not Deposited.”

DO I HAVE DISSENTERS’ RIGHTS UNDER THE OFFER?

No dissenters’ rights are available in connection with the Offer. However, if a subsequent acquisition transaction is completed, Alcan shareholders whose Alcan Common Shares have not been taken up in the Offer may have certain rights to dissent and to receive payment in cash of the fair value of their Alcan Common Shares. If the statutory procedures governing dissenters’ rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting shareholders for their Alcan Common Shares. See the section entitled “Circular — Acquisition of Shares Not Deposited.”

WHAT IS THE MARKET VALUE OF MY ALCAN COMMON SHARES AS OF A RECENT DATE?

On May 4, 2007, the last full trading day before the Offerors announced the Offer, the closing price per Alcan Common Share reported on the (i) TSX was Cdn$67.55 and (ii) NYSE was $61.03. As of the date of the announcement of the Offer, the Offer Consideration represented a premium of 29% and 32% over the average trading price of Alcan Common Shares on the TSX and the NYSE, respectively, for the 30 trading days ended May 4, 2007, and a 20% premium over the closing price of Alcan Common Shares on each of the TSX and the NYSE on May 4, 2007, the highest ever closing price of Alcan Common Shares prior to the date of the announcement of the Offer. Based on the closing price of Alcoa Common Shares on May 4, 2007, the Offer Consideration had a value of $73.25 per Alcan Common Share (equivalent to Cdn$81.03 per Alcan Common Share based on the May 4, 2007 Bank of Canada Noon Rate). On June 6, 2007, the most recent practicable date prior to the date of this Offer to Purchase, the closing price per Alcan Common Share reported on the (i) TSX was Cdn$88.17 and (ii) NYSE was $83.45. Based on the closing price of Alcoa Common Shares on June 6, 2007, the most recent practicable date prior to the date of this Offer to Purchase, the Offer Consideration had a value of $74.97 per Alcan Common Share (equivalent to Cdn$79.36 per Alcan Common Share based on the June 6, 2007 Bank of Canada Noon Rate). We urge you to obtain a recent quotation for the Alcan Common Shares before deciding whether or not to deposit your Alcan Common Shares. See the sections entitled “Comparative Market Data” and “Comparative Per Share Market Price and Dividend Information.”

HOW WILL CANADIAN RESIDENTS AND NON-RESIDENTS OF CANADA BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?

In general, an Alcan shareholder that is resident in Canada, who holds Alcan Common Shares as capital property and disposes of those Alcan Common Shares under the Offer will realize a capital gain (or capital loss)

equal to the amount by which the aggregate fair market value of any cash and Alcoa Common Shares received by such shareholder, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the shareholder of those Alcan Common Shares.

In general, an Alcan shareholder that is not resident in Canada will not be subject to Canadian income tax on any gain realized on a disposition of Alcan Common Shares deposited under the Offer unless those Alcan Common Shares constitute “taxable capital property” within the meaning of the Income Tax Act (Canada) and the gain is not otherwise exempt from tax pursuant to the provisions of an applicable income tax convention between Canada and the country in which the non-resident shareholder is resident. See the section entitled “Circular — Material Canadian Federal Income Tax Considerations” for a further discussion of the material Canadian federal income tax consequences of the Offer.

Alcan shareholders are urged to read carefully the section entitled “Circular — Material Canadian Federal Income Tax Considerations” and to consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

HOW WILL U.S. HOLDERS AND NON-U.S. HOLDERS BE TAXED FOR U.S. FEDERAL INCOME TAX PURPOSES?

A U.S. Holder (as defined under the section entitled “Circular — Material Canadian Federal Tax Considerations”) that disposes of Alcan Common Shares in the Offer generally will recognize capital gain or loss equal to the difference between (i) the sum of the cash and the fair market value of Alcoa Common Shares that the U.S. Holder is entitled to receive pursuant to the Offer and (ii) the U.S. Holder’s adjusted tax basis in the Alcan Common Shares disposed of in the Offer. A Non-U.S. Holder (as defined under the section entitled “Circular — Material Canadian Federal Income Tax Considerations”) generally will not be subject to U.S. federal income tax on gains realized on the disposition of Alcan Common Shares in the Offer or in a subsequent acquisition transaction, provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S. and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the disposition.

Alcan shareholders are urged to read carefully the section entitled “Circular — Material U.S. Federal Income Tax Considerations” and to consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

THE COVER PAGE TO THIS OFFER TO PURCHASE STATES THAT THE OFFER IS SUBJECT TO CHANGE AND THAT THE REGISTRATION STATEMENT FILED WITH THE SEC IS NOT YET EFFECTIVE. DOES THIS MEAN THAT THE OFFER HAS NOT COMMENCED?

No. Completion of this Offer to Purchase and effectiveness of the registration statement were not necessary for the Offer to commence. We cannot, however, purchase any Alcan Common Shares tendered in the Offer until the registration statement is declared effective by the SEC and the other conditions to the Offer have been satisfied or waived. The Offer was commenced on May 8, 2007 when the Offerors first mailed the Offer to Purchase and related Letter of Transmittal to Alcan shareholders and published an advertisement in newspapers containing a brief summary of the Offer.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

You can call MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885 (English) or (888) 405-1217 (French) (each toll-free from the U.S. and Canada) or Citigroup Global Markets Inc. and Goldman, Sachs & Co., the Dealer Managers in the U.S., at (800) 956-2133 and (800) 323-5678, respectively, and BMO Nesbitt Burns Inc. (“BMO Capital Markets”), the Dealer Manager in Canada, at (866) 638-5886. See the back cover of this Offer to Purchase.

SUMMARY OF THE OFFER

This summary highlights information more fully described elsewhere herein and may not contain all the information that is important to you. To fully understand the Offer, Alcan shareholders should carefully read the entire Offer and the Circular and all other documents incorporated in the Offer, or to which the Offer refers. See “Where You Can Find Additional Information” on page 119. References to “Alcoa” mean Alcoa Inc., its predecessors and consolidated subsidiaries, or any one or more of them, as the context requires. References to the “Offerors” mean either or both of Alcoa and Alcoa Holdco Canada, as the context requires. References to Alcan Common Shares means the Common Shares of Alcan together with the associated Alcan Rights. Page numbers in parentheses following certain of the headings in this summary refer to other places in this document which may contain more detailed information regarding the subject matter summarized.

The Offer (Page 31)

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Offerors are offering to purchase each issued and outstanding Alcan Common Share, including any Alcan Common Shares that may become outstanding upon the exercise of options or other rights (other than the Alcan Rights) to acquire Alcan Common Shares after the date of the Offer but before the completion of the Offer, for:

•	$58.60 (equivalent to Cdn$62.03 based on the June 6, 2007 Bank of Canada Noon Rate), net per share in cash (less any applicable withholding taxes and without interest); plus

•	0.4108 of an Alcoa Common Share.

The cash and Alcoa Common Shares offered pursuant to the Offer are referred to collectively as the “Offer Consideration.”

Alcan shareholders who have deposited Alcan Common Shares in the Offer will be deemed to have deposited the Alcan Rights associated with such Alcan Common Shares. No additional payment will be made for the Alcan Rights and no amount of the consideration to be paid by the Offerors will be allocated to the Alcan Rights.

The Offer was commenced on May 8, 2007 when the Offerors first mailed the Offer to Purchase and related Letter of Transmittal to Alcan shareholders and published an advertisement in newspapers containing a brief summary of the Offer.

Treatment of Other Alcan Securities (Page 75)

The Offer is made only for Alcan Common Shares and is not made for any stock options or other rights to acquire Alcan Common Shares (other than the Alcan Rights). Any holder of stock options or other rights to acquire Alcan Common Shares (other than the Alcan Rights) who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable law, exercise such options or rights in order to obtain Alcan Common Shares and deposit those Alcan Common Shares pursuant to the Offer. If a holder of stock options to acquire Alcan Common Shares does not exercise such options before the expiration time, such options will remain outstanding, except that, pursuant to the subsequent acquisition transaction, in order to treat holders of stock options equitably, each option to acquire Alcan Common Shares is expected to be converted into the right to receive the amount of cash (net of the exercise price of the option) and number of Alcoa Common Shares which the holder of such option would have been entitled to receive upon the completion of the subsequent acquisition transaction if such holder had exercised such option immediately prior to the subsequent acquisition transaction.

In the event that Alcan Common Shares are taken up and paid for in the Offer, the Offerors intend, following the completion of the Offer, to redeem all then outstanding Alcan Preference Shares in accordance with their respective terms as in effect as of May 7, 2007.

About Alcoa Inc. (Page 52)

Alcoa is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina facilities, and is active in all major aspects of the industry: technology, mining, refining, smelting, fabricating, and recycling. Aluminum is a commodity that is traded on the London Metal Exchange (LME) and priced daily based on market supply and demand. Aluminum and alumina represent approximately three-fourths of Alcoa’s revenues, and the price of aluminum influences the operating results of Alcoa. Nonaluminum products include precision castings, industrial fasteners, consumer products, food service and flexible packaging products, plastic closures and electrical distribution systems for cars and trucks. Alcoa’s products are used worldwide in aircraft, automobiles, commercial transportation, packaging, consumer products, building and construction, and industrial applications.

Alcoa is a global company operating in 44 countries. North America is the largest region with 59% of Alcoa’s revenues. Europe is also a significant region with 24% of Alcoa’s revenues. In addition, Alcoa has investments and activities in Australia, Brazil, China, Iceland, Jamaica and Russia, which present opportunities for substantial growth. Governmental policies and other economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, affect the results of operations in these countries.

Alcoa’s operations consist of six worldwide segments: Alumina, Primary Metals, Flat-Rolled Products, Extruded and End Products, Engineered Solutions, and Packaging and Consumer.

On April 25, 2007, Alcoa announced that it would explore strategic alternatives for the disposition of its Packaging and Consumer segment which generated approximately $3.2 billion in revenues and $95 million in after-tax operating income in 2006, representing approximately 10% of Alcoa’s 2006 revenues and approximately 3% of Alcoa’s 2006 after-tax operating income. Separately, Alcoa also announced on April 25, 2007 that it would explore strategic alternatives involving its Electrical and Electronic Solutions (formerly the AFL wireharness business) and automotive castings businesses. These businesses had combined 2006 revenues of approximately $1.6 billion and were marginally profitable. Alcoa can provide no assurance as to whether any transaction will be consummated involving any of the businesses under consideration and, if consummated, the terms on which such transaction will be consummated or the timing of any such consummation.

Alcoa was incorporated in 1888, in Pennsylvania, United States. Alcoa’s principal executive offices are located at 390 Park Avenue, New York, New York 10022-4608, and Alcoa’s telephone number is (212) 836-2674. Alcoa’s website is www.alcoa.com. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not incorporated by reference into the Offer, and you should not consider information contained on the website as part of the Offer or the Circular.

Alcoa Common Shares are listed on the NYSE, LSE, Euronext Brussels, ASX, FRK, and SWX under the symbols “AA,” “ALI,” “AA,” “AAI,” “ALU” and “AA,” respectively. Application has been made to list the Alcoa Common Shares on the TSX.

About Alcoa Holdco Canada ULC (Page 55)

Alcoa Holdco Canada ULC, referred to as Alcoa Holdco Canada, is a newly-formed unlimited liability company organized under the laws of the Province of Nova Scotia, Canada, and a wholly owned subsidiary of Alcoa. Alcoa Holdco Canada was organized solely for the purpose of making the Offer and has not otherwise conducted any business activities to date. Alcoa Holdco Canada’s registered offices are located at 1959 Water Street, Suite 900, Halifax, Nova Scotia, B3J 3N2.

About Alcan Inc. (Page 55)

Alcan is the parent company of an international group involved in many aspects of the aluminum, engineered products and packaging industries. Through subsidiaries, joint ventures and related companies around the world, the activities of Alcan include bauxite mining, alumina refining, production of specialty alumina, aluminum smelting, manufacturing and recycling, engineered products, flexible and specialty packaging, as well as related research and development. Alcan operates through four business groups, each responsible for the different business units of which they are comprised, including Bauxite and Alumina, Primary Metal, Engineered Products and Packaging.

Alcan was first chartered as Northern Aluminum Company, Limited in 1902, in Canada. Alcan’s principal executive offices are located at 1188 Sherbrooke Street West, Montreal, Québec, Canada H3A 3G2, and Alcan’s telephone number is (514) 848-8000. Alcan’s website is www.alcan.com. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not incorporated by reference into the Offer, and you should not consider information contained on the website as part of the Offer or the Circular.

Alcan Common Shares are listed on the NYSE, the TSX, the LSE, Euronext Paris and the SWX under the symbols “AL,” “AL,” “AAN,” “ALC” and “AL,” respectively, and on Euronext Brussels, in the form of certificates, under ISIN Code BE 004389244.

Purpose of the Offer; Plans for Alcan (Page 71)

The Offerors are making the Offer in order to acquire all outstanding Alcan Common Shares. If Alcan Common Shares validly deposited under the Offer are taken up and paid for, the Offerors will, subject to applicable law, acquire, directly or indirectly, all remaining outstanding Alcan Common Shares by way of a subsequent acquisition transaction. In order to effect a subsequent acquisition transaction, the Offerors may seek to cause a special meeting of the Alcan shareholders to be called to consider an amalgamation, plan of arrangement, capital reorganization, consolidation or other transaction as a result of which the Offerors or one of their respective affiliates would, directly or indirectly, acquire all of the remaining Alcan Common Shares.

The terms of any such subsequent acquisition transaction will provide that each outstanding Alcan Common Share will entitle its holder to receive the same consideration paid to Alcan shareholders under the Offer.

Strategic Rationale (Page 71)

Alcoa believes that the successful completion of the Offer and subsequent combination of Alcoa and Alcan will create significant benefits and opportunities, in particular in upstream segments such as primary aluminum and alumina, that will allow the combined company to better compete in the increasingly competitive global aluminum industry through a lowered cost structure, expected faster growth and enhanced financial and other resources. The combination is thus expected to enhance shareholder value and enable the combined company to better serve its customers. The benefits of the combination include:

Creation of a stronger, more diverse global company with the scale and the cost-structure to be more efficient in the primary aluminum business, aluminum fabricating business, and related and diversified businesses — The combination of Alcoa and Alcan will create a larger global company with a lower cost structure and better ability to compete with large consolidating competitors in Russia, China and elsewhere, as well as with large, diversified metals and mining companies with aluminum operations.

The combined company will have a larger capital base and, we expect, increased combined cash flow which will enable it to invest to meet future significant increases in the demand for aluminum products throughout the world. By their nature, alumina refining, primary aluminum smelting and energy generation processes are capital intensive and also entail increasing risk. The combined company will be better able both to deal with these risks and to compete for this increased demand with its formidable global competitors.

In addition to increased cash flow, the combined company will have a lower cost structure which will contribute to its increased financial resources to fund the very substantial cost of innovative research and development projects intended to reduce the emission of greenhouse gases, to improve the efficiency of the smelting process, and to explore new and more efficient technologies to produce aluminum. The combination of the companies’ complementary research and development efforts will ensure that a legacy of innovation will be enhanced in the future.

Alcoa and Alcan are already partners today working well together in several existing and proposed projects. Our combined growth projects will allow the new company to compete effectively with the aggressive growth plans of other industry participants. The combined company will have a complementary, global portfolio of businesses with substantial positions in refining and smelting supported by upstream integration into energy generation as well as downstream integration into aluminum-related products.

Value Creation for all Shareholders — Alcoa believes the transaction will create value for shareholders of both Alcoa and Alcan. From an Alcan shareholder perspective, as of the date of the announcement of the Offer, the Offer Consideration represented a premium of 29% and 32% over the average price of Alcan Common Shares on the TSX and NYSE, respectively, for the 30 trading days ended May 4, 2007, and a 20% premium over the closing price of Alcan Common Shares on each of the TSX and the NYSE on May 4, 2007, the highest ever closing price of Alcan Common Shares prior to the date of the announcement of the Offer. Based on the closing price of Alcoa Common Shares on May 4, 2007, the Offer Consideration had a value of $73.25 per Alcan Common Share (equivalent to Cdn$81.03 per Alcan Common Share based on the May 4, 2007 Bank of Canada Noon Rate). On June 6, 2007, the most recent practicable date prior to the date of this Offer to Purchase, the closing price per Alcan Common Share reported on the (i) TSX was Cdn$88.17 and (ii) NYSE was $83.45. Based on the closing price of Alcoa Common Shares on June 6, 2007, the most recent practicable date prior to the date of this Offer to Purchase, the Offer Consideration had a value of $74.97 per Alcan Common Share (equivalent to Cdn$79.36 per Alcan Common Share based on the June 6, 2007 Bank of Canada Noon Rate). From an Alcoa shareholder perspective, Alcoa expects that the acquisition of Alcan would be accretive to earnings per share of the combined company within the first year of operation as a combined company.

Significant Synergy Potential — As a result of the combination of Alcoa and Alcan, Alcoa expects to realize a number of opportunities to improve efficiencies and reduce operating costs of the combined entity. Alcoa has set an initial target for pre-tax cost synergies of approximately $1 billion annually once fully implemented in the third year following the closing of the transaction. Alcoa believes that significant synergies can be realized through operating and integration efficiencies, including but not limited to best practice sharing in operating processes that will bring refineries and smelters with similar technology to “world best in class.” There are other significant opportunities as well, such as more effective procurement for a much larger organization. There is also an opportunity to achieve reductions in, among other things, selling, general, administrative and plant costs and a reduction in overlapping regional and business unit headquarters. Both Alcoa and Alcan have successfully achieved their target synergies in past acquisitions and Alcoa expects similar performance in this combination. The Offerors cannot guarantee that the combined company will recognize these anticipated cost synergies. Information regarding the uncertainties associated with realizing these anticipated cost synergies is described in the section entitled “Risk Factors — There may be difficulties in integrating the Alcoa and Alcan businesses” on page 29.

Opportunity to Enhance Presence in Canada — Alcoa generated more than $3.0 billion of total revenues last year through its operations in Canada and currently employs over 5,000 people there, primarily in Québec. Alcoa’s and Alcan’s common legacy in Canada dates back 108 years to 1899. In that year, Alcoa began constructing Canadian operations. In 1902, Alcoa began aluminum production in Québec and chartered the Northern Aluminum Company, Limited, a predecessor company of Alcan. Alcan, and most of Alcoa’s other interests outside of the U.S., were spun off in 1928. Alcoa is committed to investment and sustainable development in Canada and, reflecting such commitment, reentered the production of aluminum in Canada with its acquisitions of Reynolds and Alumax in the 1990’s. Alcoa will further demonstrate this commitment by establishing dual head offices for the combined company in Montreal, Québec, and New York, New York—with strategic management functions located in each city.

Alcoa views its combination with Alcan as a unique opportunity to create a global aluminum producer that will further invest in the responsible development of Canada’s industrial base—through existing projects of Alcoa and Alcan and new projects of the combined company—and to continue its mutually beneficial partnership with the Canadian workforce and their communities.

Alcoa’s desire to expand its existing Canadian operations is a matter of public record and the combination of the two companies will enhance the chances of achieving those plans and enable other expansions in Canada.

Opportunity to Build Combined “Best in Class” Management Team and Create a Premier Project Management Team — Alcoa expects that the combined company’s management team will draw on the strengths of both Alcoa’s and Alcan’s management teams and will be assembled through a talent-based selection process. Both companies share an operating philosophy that is dedicated to continued improvement, protection of the environment, the safety of their employees, and the importance of sustainable development. Alcoa expects that these shared commitments will accelerate the integration efforts within each of the businesses as well as at the corporate level. Additionally, the combined company will draw from the strength of its home communities, including maintaining and growing its significant management presence in Montreal. In project management, the combined company will employ Alcoa’s and Alcan’s existing technological and project management capabilities and the combined company’s capital to modernize existing facilities and develop new facilities in the future. In a period of escalating construction costs, combining the experienced teams that have led to the completion of projects such as the Fjarðaál, Iceland, smelter and Pinjarra, Australia, refinery expansion for Alcoa and the Gove, Australia, refinery construction for Alcan will enhance the cost effective completion of projects currently underway, e.g., the joint construction of a refinery in Guinea and each of Alcoa’s and Alcan’s projects in British Columbia, Brazil and Oman.

See the section entitled “Circular — Purpose of the Offer; Plans for Alcan — Strategic Rationale.”

Time for Acceptance (Page 31)

The Offer will be open for acceptance until 5:00 p.m., Eastern Daylight Saving Time, on July 10, 2007, unless extended by the Offerors as described in the section entitled “Offer — Extension of the Expiration Time, Withdrawal, Variation or Change of the Offer.” The Offerors will not amend the Offer in such a manner as would cause the expiration time of the Offer to occur earlier than such date and time. The Offer is conditioned upon, among other things, the receipt of various governmental and regulatory approvals, certain of which the Offerors do not expect to receive prior to July 10, 2007. Accordingly, the Offerors currently intend to extend the Offer beyond July 10, 2007. However, any decision to extend the Offer, including for how long, will be made at the expiration time. The expiration time may also be subject to multiple extensions.

Manner of Acceptance (Page 32)

The Offer may be accepted by delivering to the Depositary for the Offer at any of its offices specified in the Letter of Transmittal, so as to arrive there not later than the expiration time:

•

the certificate or certificates representing Alcan Common Shares in respect of which the Offer is being accepted, or, in the case of a book-entry transfer, a Book-Entry Confirmation (as defined under the section entitled “Offer — Manner of Acceptance — Book-Entry Transfer”);

•

if certificates for Alcan Rights (“Rights Certificates”) are distributed by Alcan to Alcan shareholders prior to the time that a shareholder’s Alcan Common Shares are deposited pursuant to the Offer, Rights Certificate(s) representing Alcan Rights equal in number to the number of Alcan Common Shares deposited;

•

a Letter of Transmittal in the form accompanying the Offer (or a manually signed facsimile copy thereof), properly completed and manually executed as required by the instructions and rules contained in the Letter of Transmittal, or, in the case of a book-entry transfer for DTC accounts, an Agent’s Message (as defined under the section entitled “Offer — Manner of Acceptance — Book-Entry Transfer”); and

•	any other relevant documents required by the instructions and rules contained in the Letter of Transmittal. See the section entitled “Offer — Manner of Acceptance — Letter of Transmittal.”

Except as otherwise provided in the instructions and rules contained in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution (as defined under the section entitled “Offer — Manner of Acceptance — Letter of Transmittal”).

If an Alcan shareholder desires to deposit Alcan Common Shares pursuant to the Offer and (i) the certificate(s) representing those Alcan Common Shares, and/or the Rights Certificates representing the Alcan Rights associated therewith, if applicable, are not immediately available, (ii) such shareholder cannot deliver the certificates representing the Alcan Common Shares and/or Alcan Rights, if applicable, and all other required documents to the Depositary before the expiration time, (iii) such shareholder cannot comply with the procedures for book-entry transfer on a timely basis or (iv) if the Separation Time (as defined under the section entitled “Offer — Shareholder Rights Agreement”) has occurred before the expiration time but Rights Certificates have not been distributed to Alcan shareholders before the expiration time, such Alcan Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery. See the section entitled “Offer — Manner of Acceptance — Procedures for Guaranteed Delivery.”

Alcan shareholders whose shares are not registered in their name should contact the Dealer Managers, the Depositary, the Information Agent (see the back page of this Offer to Purchase for contact information) or their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their shares.

Subsequent Offering Period (Page 43)

In the event that the Offerors take up Alcan Common Shares deposited under the Offer, in order to comply with the provision of the Shareholder Rights Agreement relating to a “Permitted Bid,” the Offerors will publicly announce and make available a subsequent offering period (a “Subsequent Offering Period”) pursuant to Rule 14d-11 under the Exchange Act, which shall expire no earlier than 10 business days (as defined under the Shareholder Rights Agreement) after the date of such announcement and during which Alcan shareholders may deposit Alcan Common Shares not deposited during the Offer. The Offerors will not amend the Offer to shorten or eliminate the Subsequent Offering Period. See the section entitled “Offer — Extension of the Expiration Time, Withdrawal, Variation or Change of the Offer — Subsequent Offering Period.”

Conditions of the Offer (Page 37)

Subject to certain restrictions, the Offerors will have the right to withdraw the Offer, and will not be required to take up or pay for any Alcan Common Shares deposited under the Offer, if any of the conditions described in the section entitled “Offer — Conditions of the Offer,” have not been satisfied or waived at or immediately prior to the expiration time. Among other things, the obligation to take up and pay for deposited Alcan Common Shares is conditioned upon:

•

there having been properly deposited under the Offer and not withdrawn that number of Alcan Common Shares that, when added to the Alcan Common Shares then owned by Alcoa or any of its subsidiaries, constitutes at least 66 2/3% of the Alcan Common Shares outstanding (calculated on a fully diluted basis) at the time Alcan Common Shares are taken up under the Offer;

•

there having been tendered or deposited under the Offer and not withdrawn more than 50% of the Voting Shares (as defined under the section entitled “Offer — Shareholder Rights Agreement”) held by Independent Shareholders (as defined under the section entitled “Offer — Shareholder Rights Agreement”);

•

Alcan having not taken any action on or after May 4, 2007 having the effect of impairing the ability of the Offerors or any of their respective affiliates to acquire Alcan, otherwise diminishing the expected economic value to the Offerors or any of their respective affiliates of the acquisition of Alcan, or making it inadvisable for the Offerors to proceed with the Offer;

•

any approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions to be obtained or received from any Governmental Authority that the Offerors reasonably determine are necessary or advisable in connection with the Offer and any subsequent acquisition transaction, having been obtained, received or concluded or, in the case of waiting or suspensory periods, having expired or been terminated;

•

there having been no change, effect, event, circumstance, development, occurrence or state of facts, which shall have occurred or have been threatened, on or after May 7, 2007 that, individually or in the aggregate with any other such changes, effects, events, circumstances, developments, occurrences or states of fact, has had, or would reasonably be expected to have, an Alcan Material Adverse Effect (as defined under the section entitled “Offer — Conditions of the Offer”);

•

the registration statement for the Alcoa Common Shares to be issued pursuant to the Offer shall have become effective under the Securities Act of 1933 (the “Securities Act”), and no stop order suspending the effectiveness of the registration statement having been issued nor there having been proceedings for that purpose initiated or threatened by the SEC and the Offerors having received all necessary state securities law or blue sky authorizations; and

•

there being in effect or threatened any temporary restraining order, cease trade order, preliminary or permanent injunction or other order, decree or judgment issued by any Governmental Authority or other legal restraint or prohibition challenging the Offer or any subsequent acquisition transaction or preventing the completion of the Offer or any subsequent acquisition transaction or any of the other transactions described in this Offer to Purchase.

The Offer is not conditioned upon the Offerors’ entering into any financing arrangements and is not subject to any financing condition.

Source and Amount of Funds (Page 76)

The Offerors intend to pay the cash consideration in the Offer using cash on hand and financing under a committed loan facility to be provided by Citigroup Global Markets Inc. and Goldman Sachs Credit Partners L.P., as joint lead arrangers and book running managers, pursuant to the terms of a binding commitment letter (the “Commitment Letter”), dated May 7, 2007, between Alcoa, Alcoa Holdco Canada, Citigroup Global Markets Inc., Goldman Sachs Credit Partners L.P. and Goldman Sachs Canada Credit Partners Co. The unaudited pro forma condensed combined financial statements included in the Offer reflect the incurrence of approximately $22 billion of indebtedness under such committed loan facilities. See the sections entitled “Circular — Source and Amount of Funds” on page 76 and “Circular — Unaudited Pro Forma Condensed Combined Financial Information” on page 97.

Take Up of, and Payment for, Deposited Alcan Common Shares (Page 47)

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), all Alcan Common Shares that have been properly deposited and not withdrawn will be required to be taken up promptly following the expiration time. All Alcan Common Shares taken up under the Offer will be paid for promptly and, in any event, within three business days after having been taken up. Under Canadian law, such take up and payment must occur no later than 10 days after the expiration time. Any Alcan Common Shares properly deposited during the Subsequent Offering Period will be taken up immediately and paid for promptly. See the section entitled “Offer — Take Up of, and Payment for, Deposited Alcan Common Shares.”

Dividends and Distributions (Page 50)

If Alcan should declare or pay any cash or stock dividend (other than its normal quarterly cash dividend per Alcan Common Share of $0.20 or less) or make any other distribution on, or issue any securities, rights, warrants or other interests or distributions in respect of, deposited Alcan Common Shares after the date of the Offer, such dividend, distribution or rights will be received and held by the depositing Alcan shareholder for the account of Alcoa or Alcoa Holdco Canada, as the case may be, and (i) to the extent that such cash dividends or cash distributions do not exceed the amount payable in cash to the depositing Alcan shareholder pursuant to the Offer, the amount payable to the depositing Alcan shareholder will be reduced by the amount of any such dividend or distribution; and (ii) the amount by which any such cash dividend or cash distribution exceeds the amount payable in cash to the depositing Alcan shareholder together with any non-cash dividend, distribution or rights, shall be remitted promptly by the depositing holder to the Depositary or another person designated by Alcoa for the Offerors’ account accompanied by appropriate documentation of transfer. Pending such remittance, Alcoa or Alcoa Holdco Canada, as the case may be, shall be entitled to all rights and privileges as the owner of any such dividend, distribution or rights and may deduct the value thereof from the amount payable in cash by it pursuant to the Offer to the depositing Alcan shareholder. Based on publicly available information, as of June 6, 2007, Alcan has neither declared nor paid any cash or stock dividend since Alcan declared its normal quarterly cash dividend of $0.20 per Alcan Common Share on April 26, 2007.

Right to Withdraw (Page 48)

Alcan Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing shareholder (i) at any time before the time Alcan Common Shares are taken up and paid for under the Offer, (ii) during the Subsequent Offering Period, provided, however, that this right of withdrawal will not apply in respect of Alcan Common Shares taken up and paid for by the Offerors prior to the Subsequent Offering Period, or (iii) in certain other circumstances. The Offerors will not amend the Offer to alter the withdrawal rights of Alcan shareholders. See the section entitled “Offer — Right to Withdraw.”

Return of Alcan Common Shares (Page 49)

If any Alcan Common Shares are improperly deposited or are not taken up for any reason pursuant to the Offer, including if the Offerors withdraw the Offer or if, at or immediately prior to the expiration time, a condition to the Offer is not satisfied and has not been waived by the Offerors, certificates representing the deposited Alcan Common Shares will be returned to the depositing shareholder without expense to the shareholder, or, in the case of Alcan Common Shares deposited by book-entry transfer, deposited Alcan Common Shares will be credited to the depositing shareholder’s account maintained by CDS or DTC, as applicable, in each case promptly after the expiration time or withdrawal or termination of the Offer. See the section entitled “Offer — Return of Alcan Common Shares.”

Ownership of Alcoa After the Offer (Page 49)

Based on the most recent publicly available information regarding the number of Alcan Common Shares outstanding and the number of Alcoa Common Shares outstanding, Alcoa estimates that if all Alcan Common Shares are purchased pursuant to the Offer and any subsequent acquisition transaction, former Alcan shareholders would own, in the aggregate, approximately 15% of the currently outstanding Alcoa Common Shares, representing approximately 15% of the aggregate voting power of all Alcoa Common Shares. For a detailed discussion of the assumptions on which this estimate is based, please see the section of this Offer to Purchase entitled “Offer — Ownership of Alcoa After the Offer.”

Dealer Managers, Soliciting Dealer Group and Information Agent (See “Fees and Expenses,” Page 77)

The Offerors have engaged the services of BMO Capital Markets as Dealer Manager in Canada to solicit acceptances of the Offer. BMO Capital Markets may be requested by Alcoa to form and manage a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Dealers Association of Canada to solicit acceptances of the Offer from persons who are resident in Canada. As of the date of this Offer to Purchase, Alcoa has not determined to form a Soliciting Dealer Group. In addition, the Offerors have engaged Citigroup Global Markets Inc. and Goldman, Sachs & Co. as Dealer Managers in the U.S.

The Offerors have engaged MacKenzie Partners, Inc. as Information Agent to provide a resource for information for Alcan shareholders.

Alcan shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Alcan Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer (if Alcoa decides to form a Soliciting Dealer Group) in Canada, or Dealer Manager to accept the Offer. However, a broker or nominee through whom a shareholder owns Alcan Common Shares may charge a fee to deposit Alcan Common Shares on behalf of the Alcan shareholder. Alcan shareholders should contact their broker or dealer to determine whether any charges will apply. Alcan shareholders should also contact the Dealer Managers, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Alcan Common Shares with the Depositary.

Material Canadian Federal Income Tax Considerations (Page 86)

In general, an Alcan shareholder that is a Resident Shareholder (as defined in the Circular below), and who holds Alcan Common Shares as capital property and disposes of those shares under the Offer will realize a capital gain (or capital loss) equal to the amount by which the aggregate fair market value of any cash and Alcoa Common Shares received by such shareholder, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the shareholder of such Alcan Common Shares.

In general, an Alcan shareholder that is not resident in Canada will not be subject to Canadian income tax on any gain realized on a disposition of Alcan Common Shares under the Offer unless such Alcan Common Shares constitute “taxable capital property” within the meaning of the Income Tax Act (Canada) and the gain is not otherwise exempt from tax pursuant to the provisions of an applicable income tax convention between Canada and the country in which the non-resident shareholder is resident.

Alcan shareholders are urged to read carefully the section entitled “Circular — Material Canadian Federal Income Tax Considerations” and to consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

Material U.S. Federal Income Tax Considerations (Page 93)

A U.S. Holder (as defined in the Circular below) that disposes of Alcan Common Shares in the Offer generally will recognize capital gain or loss equal to the difference between (i) the sum of the cash and the fair market value of Alcoa Common Shares that the U.S. Holder is entitled to receive pursuant to the Offer and (ii) the U.S. Holder’s adjusted tax basis in the Alcan Common Shares disposed of in the Offer. A Non-U.S. Holder (as defined in the Circular below) generally will not be subject to U.S. federal income tax on gain realized on the disposition of Alcan Common Shares in the Offer, provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S., and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the disposition.

Alcan shareholders are urged to read carefully the section entitled “Circular — Material U.S. Federal Income Tax Considerations” and to consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

Accounting Treatment (Page 78)

The acquisition of Alcan by Alcoa will be accounted for by Alcoa under the purchase method of accounting under U.S. GAAP with Alcoa as the accounting acquiror. See the section entitled “Circular —Accounting Treatment.”

Dissenters’ Rights (See “Acquisition of Shares Not Deposited,” Page 82)

No dissenters’ rights are available in connection with the Offer. However, if a subsequent acquisition transaction is completed, Alcan shareholders whose Alcan Common Shares have not been taken up in the Offer may have certain rights under Sections 190 and 192, as applicable, of the Canada Business Corporations Act (referred to herein as the “CBCA”) to dissent and demand dissenters’ rights and to receive payment in cash of the fair value of their Alcan Common Shares. See the section entitled “Circular — Acquisition of Shares Not Deposited.”

Material Differences in Rights of Shareholders (Page 108)

The governing documents and laws of the respective jurisdictions of incorporation of Alcoa and Alcan vary, and, therefore, holders of Alcan Common Shares will have different rights once they become Alcoa shareholders. See the section entitled “Circular — Comparison of Shareholder Rights.”

Risk Factors (Page 27)

An investment in Alcoa Common Shares and the possible business combination of Alcoa and Alcan are subject to certain risks. See the section entitled “Risk Factors.”

Interests of Certain Persons in the Offer (page 54 and page 60)

Except as set forth in this Offer, neither Alcoa nor, to the best of the Offerors’ knowledge, any of Alcoa’s directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Alcan. Alcoa does not believe that the Offer and the subsequent acquisition transaction will be deemed to be a change in control impacting grants under any of Alcoa’s equity plans, or a change in control under any employment agreements between Alcoa and any of its employees.

Certain of Alcan’s employee benefit plans or agreements contain change of control clauses providing for compensation to be granted to certain senior officers of Alcan either upon a change of control, or if, following a change of control, Alcan terminated the employment relationship between Alcan and these employees, or if these employees terminate the employment relationship for defined reasons, including material diminution in duties and responsibilities. Certain of Alcan’s arrangements for non-executive directors contain change in control clauses providing for payments to be made if, following a change in control, the non-executive director’s services are terminated. If successful, the Offer would constitute a change of control of Alcan, thereby giving rise to potential change of control payments.

Other Terms (Page 51)

The Offerors reserve the right to determine which of the Offerors will take up individual Alcan Common Shares deposited under the Offer. In any event, each of the Offerors will take appropriate steps to ensure that the proper consideration is available from the specific Offeror taking up Alcan Common Shares pursuant to the Offer. In addition, the Offerors reserve the right to transfer or assign, in whole or from time to time in part, to one or more of their respective affiliates, the right to purchase all or any portion of the Alcan Common Shares deposited pursuant to the Offer. Any such transfer or assignment will not relieve the Offerors of their obligations under the Offer and will not prejudice the rights of Alcan shareholders depositing Alcan Common Shares to receive payment for Alcan Common Shares validly deposited and taken up pursuant to the Offer.

Terminology Used

Because the Offer is being made pursuant to applicable securities laws in both Canada and the U.S., certain terms used may be unfamiliar to U.S shareholders or to Canadian shareholders, as the case may be. In particular, the Canadian term “taken up” is equivalent to “accepted for purchase” in U.S. tender offer terminology, and shares “deposited under” the Offer is the Canadian equivalent to the U.S. concept of “tendered pursuant to” the Offer. The Canadian term “subsequent acquisition transaction” generally refers to a transaction similar to a merger in the U.S. In addition, this Offer to Purchase refers in certain instances to a “Circular,” which is a Canadian term. Although described as a separate document to comply with Canadian practice, the disclosure in the “Circular,” which begins on page 52 of this Offer to Purchase, is part of this Offer to Purchase and not a separate document.

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF ALCOA

The following are summary selected consolidated financial data for Alcoa for each of the years in the five-year period ended December 31, 2006 and for the three months ended March 31, 2007 and 2006. The operating data with respect to the four years ended December 31, 2006 and the balance sheet data as of December 31, 2006, 2005, and 2004 have been derived from the audited consolidated financial statements and notes thereto filed by Alcoa with the SEC. The operating data with respect to the year ended December 31, 2002, and the balance sheet data as of December 31, 2003 and 2002, have been derived from Alcoa’s unaudited financial statements and such information gives effect to the assets held for sale and the discontinued operations of Alcoa as disclosed in Note B to Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The operating data with respect to the three months ended March 31, 2007 and 2006, and the balance sheet data as of March 31, 2007, have been derived from Alcoa’s unaudited financial statements and notes thereto filed by Alcoa with the SEC. All historical financial information presented with respect to Alcoa is in accordance with U.S. GAAP. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

This summary information should be read in conjunction with (i) the unaudited pro forma condensed combined financial statements and accompanying notes included in the Circular under “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 97, and (ii) the consolidated financial statements, accompanying notes and management’s discussion and analysis of financial condition and results of operations of Alcoa, all of which can be found in publicly available documents, including those incorporated by reference into this Offer to Purchase. See “Circular — Where You Can Find Additional Information” on page 119.

	Alcoa Historical Financial Data
	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

	($ in millions, except per share data)
Operating data
Sales	$7,908	$7,111	$30,379	$25,568	$22,609	$20,282	$19,164
Income from continuing operations	673	614	2,161	1,257	1,369	1,012	478
Net income	662	608	2,248	1,233	1,310	938	420
Diluted income from continuing operations per common share	0.77	0.70	2.47	1.43	1.56	1.18	0.56
Diluted net income per common share	0.75	0.69	2.57	1.40	1.49	1.08	0.49
Cash dividends per common share	0.17	0.15	0.60	0.60	0.60	0.60	0.60
Diluted weighted average common shares	876	876	875	877	877	857	850
Balance sheet data
Cash and cash equivalents	$420		$506	$762	$457	$576	$344
Inventories	3,780		3,805	3,191	2,759	2,304	2,176
Properties, plants and equipment, net	15,372		14,813	12,571	11,641	11,576	11,198
Other assets	18,449		18,059	17,172	17,752	17,255	16,092

Total assets	$38,021		$37,183	$33,696	$32,609	$31,711	$29,810

Current liabilities	$6,904		$7,281	$7,062	$6,001	$4,845	$4,883
Long-term debt, less amount due within one year	6,311		5,910	5,276	5,342	6,690	7,679
Other long-term liabilities	7,437		7,561	6,620	6,550	6,761	6,028
Minority interests	1,947		1,800	1,365	1,416	1,340	1,293
Shareholders’ equity	15,422		14,631	13,373	13,300	12,075	9,927

Total liabilities and shareholders’ equity	$38,021		$37,183	$33,696	$32,609	$31,711	$29,810

The Summary Selected Historical Financial Data of Alcoa should be read in conjunction with the information provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Alcoa’s Annual Report on Form 10-K for the year ended December 31, 2006 and Alcoa’s Quarterly Report on Form 10-Q for the three months ended March 31, 2007 and the Notes to the Consolidated Financial Statements in Alcoa’s Annual Report on Form 10-K for the year ended December 31, 2006 and the Notes to the Condensed Consolidated Financial Statements in Alcoa’s Quarterly Report on Form 10-Q for the three months ended March 31, 2007. Significant items that impacted results included, but were not limited to, the following:

2006. Disposition of a non-core business, restructuring and other charges, including impairment charges associated with the formation of a joint venture and other assets to be disposed of, and lower income tax expense associated with discrete items.

2005. Acquisitions and dispositions of businesses, restructuring and other charges, the sale of investments, and a tax benefit resulting from the finalization of certain tax reviews and audits.

2004. Disposition of businesses, restructuring and other charges, changes in the provision for income taxes, the restructuring of debt and associated settlement of interest rate swaps, the effects of the Bécancour strike, the sale of a portion of Alcoa’s interest in the Juruti bauxite project, environmental charges, the termination of an alumina tolling arrangement, and discontinued operations.

2003. Acquisitions and dispositions of businesses, restructuring and other charges, insurance settlements related to environmental matters, changes in the provision for income taxes, discontinued operations, and the adoption of a new accounting standard.

2002. Restructuring and other charges, the adoption of new accounting standards, goodwill impairment, and discontinued operations.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Alcoa’s historical ratio of earnings to fixed charges for each of the years in the five-year period ended December 31, 2006 and for the three months ended March 31, 2007 and 2006 and pro forma combined ratio of earnings to fixed charges for the three months ended March 31, 2007 and the year ended December 31, 2006. For the purposes of these ratios, “earnings” represents earnings before provision for income taxes, cumulative effect of accounting change, undistributed loss from joint venture and fixed charges, and “fixed charges” consist of interest expense and a share of rent expense which is deemed to be representative of an interest factor.

	Historical(1)							Pro Forma Combined(2)(3)
	Three Months Ended March 31,		Year Ended December 31,					Three Months Ended March 31,	Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002	2007	2006
Ratio of Earnings to Fixed Charges	8.2	8.6	6.8	5.4	7.1	5.2	3.2	3.6	2.7

(1)	The historical financial information of all prior periods has been reclassified to reflect discontinued operations.

(2)

The Pro Forma Combined ratio reflects the acquisition and related adjustments using the pro forma financial information presented pursuant to Article 11 of Regulation S-X. For a discussion of the assumptions and adjustments made in preparation of the pro forma financial information presented in this Offer to Purchase, see the section entitled “Circular — Unaudited Pro Forma Condensed Combined Financial Information.”

(3)

The Pro Forma Combined ratio was calculated from the financial information set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and includes adjustments to earnings and fixed charges based on the historical amounts of Alcoa and the publicly-available information of Alcan as disclosed in the Alcoa and Alcan Quarterly Reports on Form 10-Q for the three months ended March 31, 2007 and Annual Reports on Form 10-K for the year ended December 31, 2006. Certain elements of the calculation of the Pro Forma Combined ratio as it relates to Alcan’s historical amounts were estimated by Alcoa management due to the lack of publicly-available information, as further described below. Specifically, for the Pro Forma Combined ratio for the year ended December 31, 2006, the portion of Alcan’s operating lease payments that represents interest expense was estimated to be one-third of the operating lease expense disclosed in Alcan’s Annual Report on Form 10-K for the year ended December 31, 2006. For the Pro Forma Combined ratio for the three months ended March 31, 2007, the portion of Alcan’s operating lease payments that represents interest expense was estimated to be one-fourth of the amount used in the December 31, 2006 Pro Forma Combined ratio calculation. For the Pro Forma Combined ratio for the three months ended March 31, 2007, Alcan’s consolidated capitalized interest was calculated as one-fourth of the amount used in the December 31, 2006 Pro Forma Combined ratio calculation. In addition, no amounts have been included for the following items, as they relate to Alcan, due to lack of any available information: (a) distributed income of less than 50%-owned persons; (b) amortization of capitalized interest, including the Alcan’s proportionate share of capitalized interest of 50%-owned persons; (c) Alcan’s proportionate share of interest expense for 50%-owned persons; and (d) Alcan’s proportionate share of capitalized interest of 50%-owned persons. Had such information been available, it might have had a material impact on the Pro Forma Combined ratio.

For the year ended December 31, 2006, if Alcan’s total fixed charges were increased by $200 million, the Pro Forma Combined ratio would be reduced from 2.7 to 2.6. If Alcan’s total fixed charges were decreased by $200 million, the Pro Forma Combined ratio would be increased from 2.7 to 2.9. If Alcan’s total earnings were increased by $200 million, the Pro Forma Combined ratio would be increased from 2.7 to 2.8. If Alcan’s total earnings were decreased by $200 million, the Pro Forma Combined ratio would be decreased from 2.7 to 2.6.

For the three months ended March 31, 2007, if Alcan’s total fixed charges were increased by $50 million, the Pro Forma Combined ratio would be reduced from 3.6 to 3.3. If Alcan’s total fixed charges were decreased by $50 million, the Pro Forma Combined ratio would be increased from 3.6 to 3.9. If Alcan’s total earnings were increased by $50 million, the Pro Forma Combined ratio would not change, while if total earnings were decreased by $50 million, the Pro Forma Combined ratio would be reduced from 3.6 to 3.5.

In addition, as disclosed in the Notes to the Unaudited Pro Forma Condensed Combined Financial Information, the interest expense reflected in the Pro Forma Combined ratio of earnings to fixed charges is based on the offer as currently reflected in this Offer to Purchase, and assumes Alcoa paying Alcan shareholders cash consideration of $58.60 per share. Any changes to the offer may result in actual cash consideration paid being significantly different from the amounts assumed in the pro forma financial information. Any increase in the cash consideration could result in an increase in the amount of debt incurred to finance the transaction and a corresponding increase in annual interest expense. See the section entitled “Circular — Unaudited Pro Forma Condensed Combined Financial Information.”

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF ALCAN

The following are summary selected consolidated financial data for Alcan for each of the years in the five-year period ended December 31, 2006 and for the three months ended March 31, 2007 and 2006. The information with respect to the five years ended December 31, 2006 has been derived from the audited consolidated financial statements and notes thereto filed by Alcan with the SEC and the Canadian securities regulatory authorities. The operating data with respect to the three months ended March 31, 2007 and 2006, and the balance sheet data as of March 31, 2007, have been derived from Alcan’s unaudited financial statements and notes thereto filed by Alcan with the SEC and the Canadian securities regulatory authorities. All historical financial information presented with respect to Alcan is in accordance with U.S. GAAP. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

To date, the Offerors have not had access to the non-public books and records of Alcan, and, although they have no reason to doubt the accuracy of Alcan’s public filings, the Offerors are not in a position to independently verify the information in Alcan’s publicly filed documents, including its financial statements.

This summary information should be read in conjunction with the consolidated financial statements, accompanying notes and management’s discussion and analysis of financial condition and results of operations of Alcan, all of which can be found in publicly-available documents, including those incorporated by reference into this Offer to Purchase. See “Circular — Where You Can Find Additional Information” on page 119. Note references below relate to the notes to the audited financial statements included in Alcan’s Annual Report on Form 10-K for the year ended December 31, 2006.

	Alcan Historical Financial Data
	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
			($ in millions, except per share data)
Operating data
Sales and operating revenues	$6,420	$5,550	$23,641	$20,320	$24,948	$13,850	$12,483
Income from continuing operations	590	454	1,786	155	243	262	421
Net income	591	453	1,786	129	258	64	(348)
Diluted income from continuing operations per common share	1.59	1.20	4.74	0.40	0.64	0.79	1.29
Diluted net income per common share	1.59	1.20	4.74	0.33	0.69	0.18	(1.10)
Cash dividends per common share	0.20	0.15	0.70	0.60	0.60	0.60	0.60
Diluted weighted average common shares	369	375	375	371	370	322	322
Balance sheet data
Cash and time deposits	$186		$229	$181	$184	$686	$97
Inventories	3,228		3,186	2,734	4,040	3,682	1,862
Property, plant and equipment, net	12,589		12,400	11,033	13,294	14,160	9,435
Other assets	13,130		13,124	12,690	15,823	13,420	6,367

Total assets	$29,133		$28,939	$26,638	$33,341	$31,948	$17,761

Current liabilities	$5,981		$5,979	$5,845	$9,256	$7,591	$3,179
Debt not maturing within one year	5,169		5,476	5,265	6,345	7,437	3,120
Other long-term liabilities	6,187		6,319	5,817	6,778	6,240	3,020
Minority interests	71		71	67	236	403	150
Shareholders’ equity	11,725		11,094	9,644	10,726	10,277	8,292

Total liabilities and shareholders’ equity	$29,133		$28,939	$26,638	$33,341	$31,948	$17,761

The Summary Selected Historical Financial Data of Alcan should be read in conjunction with the information provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Notes to the Consolidated Financial Statements in Alcan’s Annual Report on Form 10-K for the year ended December 31, 2006 and Alcan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2007. Significant items that impacted results included, but were not limited to, the following:

On January 1, 2004, Alcan adopted U.S. GAAP as its primary reporting standard for presentation of its consolidated financial statements. Historical consolidated financial statements were restated in accordance with U.S. GAAP.

On January 6, 2005, Alcan completed the Novelis Spin-off. Unaudited pro-forma condensed consolidated financial information giving effect to the Novelis Spin-off as at January 1, 2004 for the statement of income and as at December 31, 2004 for the balance sheet is presented in note 6—Spin-off of Rolled Products Businesses of the Financial Statements included under Item 8, “Financial Statements and Supplementary Data.”

The accounting policies adopted by Alcan during the years 2004 to 2006 are described in note 3— Accounting Changes of the Financial Statements.

In 2004, Alcan retroactively adopted the fair value recognition provisions of Statement of Financial Accounting (SFAS) No. 123, “Accounting for Stock-Based Compensation.” Beginning 1 January 1999, all periods have been restated to reflect compensation cost as if the fair value method had been applied for awards issued after January 1, 1995.

In 2003, Alcan retroactively adopted SFAS No. 143, “Asset Retirement Obligations.” An after-tax charge of $39 million for the cumulative effect of accounting change was recorded as a result of the new standard, relating primarily to costs for spent potlining disposal for pots currently in operation. See note 22 of the Financial Statements, prepared in accordance with U.S. GAAP.

In 2002, Alcan adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” An after-tax charge of $748 million for the cumulative effect of accounting change was recorded as a result of the new standard, relating to impairment of goodwill.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The Selected Unaudited Pro Forma Combined Financial Data set forth below combines the historical consolidated statements of income and financial position of Alcoa and the historical consolidated statements of income and financial position of Alcan, giving effect to the purchase as if it had occurred as of January 1, 2006, in the case of the operating data, or as of March 31, 2007, in the case of the balance sheet data. The following should be read in connection with the section entitled “Circular — Unaudited Pro Forma Condensed Combined Financial Information” and other information included in or incorporated by reference into this Offer to Purchase:

	Unaudited Pro Forma Combined
	Three Months Ended March 31, 2007	Year Ended December 31, 2006
	(in millions, except per share data)
Operating data
Sales	$14,189	$53,985
Income from continuing operations	$929	$2,685
Average number of common shares outstanding — basic	1,024	1,024
Average number of common shares outstanding — diluted	1,031	1,030
Income from continuing operations per common share:
Basic	$0.91	$2.62
Diluted	0.90	2.61
Cash dividends per common share	0.17	0.60
Balance sheet data
Cash and cash equivalents	356
Total current assets	17,191
Non-current assets	69,178
Total assets	86,369
Total current liabilities	13,014
Long-term debt, less amount due within one year	33,598
Total non-current liabilities	50,400
Total liabilities	63,414
Total shareholders’ equity	20,937
Book value per share	$20.44

COMPARATIVE PER SHARE INFORMATION

The following table summarizes unaudited per share information for Alcoa and Alcan separately on a historical basis, for Alcoa on an unaudited pro forma condensed combined basis and for Alcan on an unaudited pro forma combined equivalent per share basis. This information should be read in conjunction with the audited annual consolidated financial statements and unaudited quarterly condensed consolidated financial statements of Alcoa and Alcan and the unaudited pro forma condensed combined financial information included in the Circular. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the actual operating results or financial position that would have resulted if Alcoa and Alcan had combined at the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share is computed by dividing the result of total shareholders’ equity minus preferred stock by the number of common shares outstanding at the end of the period. The unaudited pro forma condensed combined income from continuing operations per share is computed by dividing the unaudited pro forma condensed combined income from continuing operations available to holders of common stock by the unaudited pro forma condensed combined weighted average number of common shares outstanding. The unaudited pro forma condensed combined book value per share is computed by dividing the result of total unaudited pro forma condensed combined shareholders’ equity minus preferred stock by the unaudited pro forma condensed combined number of common shares outstanding at the end of the period. Alcan unaudited pro forma combined equivalent per share amounts are calculated by multiplying Alcoa unaudited pro forma condensed combined per share amounts by 0.4108. The historical per share information of Alcoa and Alcan was derived from Alcoa’s and Alcan’s respective historical annual and quarterly financial statements.

To date, the Offerors have not had access to the non-public books and records of Alcan, and, although they have no reason to doubt the accuracy of Alcan’s public filings, the Offerors are not in a position to independently verify the information in Alcan’s publicly filed documents, including its financial statements.

	Three Months Ended March 31, 2007	Year Ended December 31, 2006
Alcoa — Historical
Historical per common share:
Income from continuing operations per basic share	$0.77	$2.49
Income from continuing operations per diluted share	0.77	2.47
Net income per basic share	0.76	2.59
Net income per diluted share	0.75	2.57
Dividends declared	0.17	0.60
Book value per share	17.68	16.80
Alcan — Historical
Historical per common share:
Income from continuing operations per basic share	$1.60	$4.75
Income from continuing operations per diluted share	1.59	4.74
Net income per basic share	1.60	4.75
Net income per diluted share	1.59	4.74
Dividends declared	0.20	0.70
Book value per share	31.97	29.81
Unaudited Pro Forma Condensed Combined
Unaudited pro forma condensed combined per common share of Alcoa:
Income from continuing operations per basic share	$0.91	$2.62
Income from continuing operations per diluted share	0.90	2.61
Dividends declared	0.17	0.60
Book value per share	20.44	19.64
Unaudited Pro Forma Combined Equivalent Shares
Unaudited pro forma combined per equivalent common share of Alcan:
Income from continuing operations per basic share	$0.37	$1.08
Income from continuing operations per diluted share	0.37	1.08
Dividends declared	0.07	0.25
Book value per share	8.40	8.07

COMPARATIVE MARKET DATA

The NYSE is the principal trading market for Alcoa Common Shares, which trade under the symbol “AA.” The NYSE and the TSX are the principal trading markets for Alcan Common Shares, which trade under the symbol “AL.” The following table sets forth the closing prices per Alcoa Common Share as reported on the NYSE and per Alcan Common Share as reported on the NYSE and the TSX, in each case, on May 4, 2007, the last full trading day before the Offerors announced the Offer and June 6, 2007, the most recent practicable date prior to the date of this Offer to Purchase:

	NYSE		TSX
Issuer	May 4, 2007	June 6, 2007	May 4, 2007		June 6, 2007
Alcoa	$35.66	$39.85		—		—
Alcan	61.03	83.45	Cdn$	67.55	Cdn$	88.17

Based on the closing price of Alcoa Common Shares on May 4, 2007, the implied value of the Offer Consideration that an Alcan shareholder would have received in the Offer assuming that Alcan Common Shares deposited in the Offer had been taken up on May 4, 2007 was $73.25, equivalent to Cdn$81.08 based on the May 4, 2007 Bank of Canada Noon Rate. Based on the closing price of Alcoa Common Shares on June 6, 2007, the implied value of the Offer Consideration that an Alcan shareholder would have received in the Offer assuming that Alcan Common Shares deposited in the Offer had been taken up on June 6, 2007 is $74.97, equivalent to Cdn$79.36 based on the June 6, 2007 Bank of Canada Noon Rate. The implied value of the Offer Consideration has been calculated by adding (x) $58.60, the per share cash consideration payable under the Offer and (y) the product of 0.4108 and the closing price of Alcoa Common Shares on the NYSE as set forth in the table above. For each increase or decrease of $1.00 in the closing price of Alcoa Common Shares, the implied value of the Offer Consideration will increase or decrease, as the case may be, by approximately $0.41. Shareholders should read the information above in conjunction with the “Comparative Per Share Market Price and Dividend Information” below.

The value of the Offer will change as the market price of Alcoa Common Shares fluctuates during the Offer period and thereafter, and may therefore be different from the prices set forth above at the expiration of the Offer period and at the time you receive your Alcoa Common Shares. Please see the section entitled “Risk Factors” for, among other things, the effect of fluctuations in the market price of Alcoa Common Shares. You are encouraged to obtain current market quotations for Alcoa Common Shares and Alcan Common Shares prior to making any decision with respect to the Offer.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The following table sets forth, for each of the calendar quarters indicated, the high and low closing prices per share, and the aggregate average daily trading volumes, of (i) the Alcoa Common Shares as reported by the NYSE, and (ii) the Alcan Common Shares as reported by the TSX and the NYSE, the principal markets in which the Alcan Common Shares are traded:

	Alcoa/NYSE			Alcan/NYSE			Alcan/TSX
	High	Low	Aggregate Avg. Daily Volume	High	Low	Aggregate Avg. Daily Volume	High		Low		Aggregate Avg. Daily Volume
2005
First Quarter	$32.29	$28.01	5,336,686	$47.50	$35.75	1,269,532	Cdn$	58.27	Cdn$	43.35	1,268,361
Second Quarter	31.80	25.91	4,922,106	39.13	28.75	1,207,673		47.89		36.56	1,468,538
Third Quarter	29.98	23.81	4,925,753	36.78	30.21	1,231,066		44.18		35.38	1,492,671
Fourth Quarter	29.84	22.28	5,483,220	41.92	29.49	1,233,368		48.60		34.86	1,678,781
2006
First Quarter	32.20	28.39	5,416,606	51.55	40.64	1,567,674		59.25		47.05	1,534,425
Second Quarter	36.96	28.55	7,488,151	59.20	41.55	2,900,325		64.99		46.05	1,804,657
Third Quarter	34.00	26.60	6,075,494	48.50	37.48	975,374		54.95		41.78	1,335,986
Fourth Quarter	31.33	26.39	7,538,637	51.31	38.32	1,220,320		58.95		43.25	1,264,882
2007
First Quarter	35.36	28.48	9,568,918	55.22	44.73	1,827,941		64.15		52.49	1,337,966
Second Quarter (through June 6, 2007)	41.46	33.92	12,511,387	87.00	52.34	4,056,801		94.25		60.50	2,289,695

Dividend Policy

The following table sets forth, for each of the calendar quarters indicated, the amount of dividends paid (or payable) on each Alcoa Common Share and each Alcan Common Share:

	Alcoa	Alcan
2005
First Quarter	$0.15	$0.15
Second Quarter	0.15	0.15
Third Quarter	0.15	0.15
Fourth Quarter	0.15	0.15
2006
First Quarter	0.15	0.15
Second Quarter	0.15	0.15
Third Quarter	0.15	0.20
Fourth Quarter	0.15	0.20
2007
First Quarter	0.17	0.20
Second Quarter	0.17	0.20

Alcoa’s objective is to pay dividends on Alcoa Common Shares at rates competitive with its peer group and other investments of equal risk and consistent with the need to reinvest earnings for long term growth. Alcoa currently intends to pursue a policy of paying quarterly dividends; however, the payment and level of future dividends will be determined by the board of directors of Alcoa in light of earnings from operations, capital requirements and the financial condition of Alcoa. Quarterly dividends are paid to shareholders of record at each quarterly distribution date.

According to its Annual Report on Form 10-K for the year ended December 31, 2006, Alcan currently intends to pursue a policy of paying quarterly dividends; however, the payment and level of future dividends will be determined by the board of directors of Alcan in light of earnings from operations, capital requirements and the financial condition of Alcan. According to its Annual Report on Form 10-K for the year ended December 31, 2006, Alcan’s cash flow is generated principally from operations and also by dividends and interest payments from subsidiaries, joint ventures and related companies and its dividend and interest payments may be subject, from time to time, to regulatory or contractual restraints, withholding taxes and foreign governmental restrictions affecting repatriation of earnings.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this Offer to Purchase, the Circular and in the documents incorporated by reference herein contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition of Alcan on revenues, costs and earnings. Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Offer to Purchase, the Circular and in the documents incorporated by reference herein. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa’s and Alcan’s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan’s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’s and Alcan’s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan’s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:

•	Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;

•	Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;

•	The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;

•	Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results;

•	Alcoa and/or the combined company may not be able to successfully implement its growth strategy;

•

Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;

•

Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;

•	Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;

•	Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;

•	Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;

•	Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;

•

Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;

•	Alcoa’s and/or the combined company’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;

•	Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and

•	Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the section entitled “Risk Factors” beginning on page 27, and the risk factors disclosed in Alcoa’s and Alcan’s Annual Reports on Form 10-K for the year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2007. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

REPORTING CURRENCIES AND FINANCIAL PRINCIPLES

All references to “$,” “U.S.$” or “dollars” in this document refer to U.S. dollars, and “Cdn$” refers to Canadian dollars, unless otherwise indicated. All financial information contained in the Offer is reported in U.S. dollars unless otherwise noted.

Alcoa’s audited consolidated financial statements and the notes thereto are prepared in accordance with U.S. GAAP. Alcan’s audited consolidated financial statements and the notes thereto are stated by Alcan to have been prepared in accordance with U.S. GAAP.

INFORMATION CONCERNING ALCAN

As of the date of this Offer to Purchase, the Offerors have not had access to the non-public books and records of Alcan, and, although they have no reason to doubt the accuracy of Alcan’s public filings, the Offerors are not in a position to independently verify the information in Alcan’s publicly filed documents, including its financial statements. As a result, all historical information regarding Alcan included or incorporated by reference herein, including all Alcan financial information and all pro forma financial information reflecting the pro forma effects of a combination of Alcan and Alcoa derived in part from Alcan’s financial information, has been derived by necessity from Alcan’s public reports and securities filings. See “Risk Factors — The Offerors have been unable to independently verify the accuracy and completeness of the Alcan information in the Offer” on page 28.

EXCHANGE RATES

The following table sets forth the average exchange rate for one U.S. dollar expressed in Canadian dollars for each period indicated and the exchange rate at the end of such period, based on the Bank of Canada Noon Rate:

	Three Months Ended March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Rate at end of period	1.1529	1.1653	1.1659	1.2036	1.2924	1.5796
Average rate for period	1.1716	1.1341	1.2116	1.3015	1.4015	1.5704

On May 4, 2007, the last full trading day before the Offerors announced the Offer, and June 6, 2007, the most recent practicable date prior to the date of this Offer to Purchase, the exchange rates for one U.S. dollar expressed in Canadian dollars based on the Bank of Canada Noon Rate were Cdn$1.1069 and Cdn$1.0586, respectively.

RISK FACTORS

In addition to the other information in this Offer to Purchase, including the matters addressed in “Forward Looking Statements,” the Circular and the other documents incorporated by reference herein, before deciding whether to deposit their Alcan Common Shares in the Offer, Alcan shareholders should carefully consider the following risks and uncertainties relating to the Offer, the anticipated subsequent acquisition transaction, the proposed combination of Alcoa and Alcan, and the receipt and ownership of Alcoa Common Shares as a result of such transactions. In addition, Alcan shareholders should read and consider the risks associated with each of the businesses of Alcoa and Alcan because these risks will also affect the combined company. These risks can be found respectively in the Alcoa and Alcan Annual Reports on Form 10-K for the year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2007, which are filed with the SEC, and, in the case of Alcan, also filed with the Canadian securities regulatory authorities, and incorporated by reference herein.

You may receive securities with a market value lower than you expected.

As part of the Offer Consideration, you will receive 0.4108 of an Alcoa Common Share in exchange for each Alcan Common Share deposited and not withdrawn by you. This is a fixed exchange ratio. Our Offer does not provide for an adjustment of the exchange ratio as a result of any change in the market price of Alcoa Common Shares between the date of the commencement of the Offer and the date you receive Alcoa Common Shares in partial exchange for your Alcan Common Shares. If the market price of Alcoa Common Shares declines, the value of the consideration received by Alcan shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Alcoa, market assessments of the likelihood that the Offer will be consummated, regulatory considerations, general market and economic conditions and other factors over which Alcoa has no control. In addition, although holders of Alcan Common Shares will receive the same consideration in any subsequent acquisition transaction as received in the Offer (i.e. the same per share amount of cash and number of Alcoa Common Shares) since the trading price of the Alcoa Common Shares may be different at the time of completion of a subsequent acquisition transaction from what it was at the time of completion of the Offer, the value of the per share consideration in the form of Alcoa Common Shares received in the subsequent acquisition transaction may be higher or lower than the value received in the Offer. You are urged to obtain current market quotations for Alcoa Common Shares and Alcan Common Shares.

The market and listing for Alcan Common Shares may be affected.

The purchase of any Alcan Common Shares by the Offerors pursuant to the Offer will reduce the number of Alcan Common Shares that might otherwise trade publicly, as well as reduce the number of Alcan shareholders. Depending on the number of Alcan Common Shares purchased pursuant to the Offer, following the completion of the Offer and prior to any subsequent acquisition transaction, it is possible that the Alcan Common Shares would fail to meet the criteria for continued listing on the TSX, NYSE, LSE, Euronext Paris, Euronext Brussels and SWX. If this were to happen, the Alcan Common Shares could be delisted on one or more of these exchanges and this could, in turn, adversely affect the liquidity and market or result in a lack of an established market for the Alcan Common Shares. The extent of the public market for the Alcan Common Shares and the availability of price or other quotations would depend upon the number of Alcan shareholders, the number of Alcan Common Shares publicly held and the aggregate market value of the Alcan Common Shares remaining at such time, the interest in maintaining a market in Alcan Common Shares on the part of securities firms, whether Alcan remains subject to public reporting requirements in Canada and the U.S. and other factors.

The liquidity and market value of Alcan Common Shares may be affected.

If permitted by applicable law, Alcoa intends to cause Alcan to apply to delist the Alcan Common Shares from the TSX, NYSE, LSE, Euronext Paris, Euronext Brussels and SWX as soon as practicable after the completion of the Offer. As a result of such delisting, Alcan Common Shares not tendered pursuant to the Offer may become illiquid and may be of reduced value, and the availability of price or other quotations and an established market for the Alcan Common Shares may be compromised. See the section entitled “Circular — Purpose of the Offer; Plans for Alcan.”

The Offer is conditioned upon, among other things, the receipt of consents and approvals from Governmental Authorities (as defined in the section entitled “Offer — Conditions of the Offer”) that could delay completion of the Offer or impose conditions on Alcoa and Alcan that could result in an adverse effect on the business or financial condition of the combined company.

The Offer is conditioned upon, among other things, Alcoa having obtained any approvals, consents and clearances from any Governmental Authority which the Offerors reasonably determine are necessary or advisable in connection with the Offer and any subsequent acquisition transaction, including the expiration or earlier termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to herein as the “HSR Act”), and the receipt of approvals under the Competition Act (Canada), the Investment Canada Act, the Trade Practices Act (Australia) and the Foreign Acquisitions and Takeovers Act 1975 (Cth), as amended (Australia) (the “FATA”) as well as under Council Regulation (EC) No. 139/2004, of the Council of the European Union, as amended (referred to herein as the “EC Merger Regulation”), all as further described under the section entitled “Offer — Conditions of the Offer.” The consultative process inherent in the review by the Federal Government of Canada pursuant to the Investment Canada Act will involve the provincial governments in several provinces including British Columbia and Québec. In order for the condition relating to the Investment Canada Act to be satisfied, the Federal Government of Canada must advise the Offerors that the transaction will likely be of “net benefit” to Canada, or be deemed to do so. While Alcoa expects to obtain the required regulatory approvals, Alcoa cannot be certain that all the required approvals will be obtained or, if obtained, on what terms such approvals will be obtained. A substantial delay in obtaining satisfactory approvals or the imposition of unfavorable terms or conditions in connection with obtaining the approvals could have an adverse effect on the business, financial condition or results of operations of the combined company.

The Offerors have been unable to independently verify the accuracy and completeness of the Alcan information in the Offer.

The Offerors have not had access to Alcan’s detailed accounting records or other non-public books and records. The Offerors have not been able to independently verify the information in Alcan’s publicly filed documents, including its financial statements. As a result, all historical information regarding Alcan contained herein, including all Alcan financial information and all pro forma financial information reflecting the pro forma effects of a combination of Alcan and Alcoa derived in part from Alcan’s financial information, has been derived by necessity from Alcan’s public reports and securities filings. Although the Offerors have no reason to doubt the accuracy of Alcan’s publicly disclosed information, any inaccuracy or material omission in Alcan’s publicly-available information, including the information about or relating to Alcan contained in the Offer, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

Change of control provisions in Alcan’s agreements triggered in connection with the acquisition of Alcan may lead to adverse consequences.

Alcan may be a party to agreements that contain change of control or similar provisions that may be triggered in connection with the Offer, as a result of Alcoa or its subsidiaries owning Alcan Common Shares or as a result of a subsequent acquisition transaction. The operation of these change of control or similar provisions, if triggered, could result in unanticipated expenses following the consummation of the Offer or adversely affect Alcan’s and/or the combined company’s results of operations and financial condition. As mentioned above, Alcoa has not had access to non-public information regarding Alcan, and there can be no assurance as to the existence or absence of such agreements or provisions, or the magnitude of payments or expenses or other adverse consequences, if any, which could result.

Certain of Alcan’s employee benefit plans or agreements contain change of control clauses providing for compensation to be granted to certain senior officers of Alcan either upon a change of control, or if, following a change of control, Alcan terminated the employment relationship between Alcan and these employees, or if these employees terminate the employment relationship for defined reasons, including material diminution in duties and responsibilities. Certain of Alcan’s arrangements for non-executive directors contain change in control clauses providing for payments to be made if, following a change in control, the non-executive director’s services are terminated. If successful, the Offer would constitute a change of control of Alcan, thereby giving rise to potential change of control payments.

The combination of Alcoa and Alcan may not be successfully completed without the possibility of Alcan shareholders exercising dissent and appraisal rights in connection with a subsequent acquisition transaction.

In order for the Offerors to acquire all of the issued and outstanding Alcan Common Shares, it will be necessary, following the completion of the Offer, to effect a subsequent acquisition transaction. A subsequent acquisition transaction may result in Alcan shareholders having the right to dissent and demand payment of the fair value of their Alcan Common Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Alcan shareholders. There is no assurance that a subsequent acquisition transaction can be completed without dissenting Alcan shareholders exercising dissent rights in respect of a substantial number of Alcan Common Shares, which could result in the requirement to make a cash payment that could have an adverse effect on Alcoa’s financial position and liquidity.

There may be difficulties in integrating the Alcoa and Alcan businesses.

The Offer is being made with the expectation that its successful completion and a subsequent combination with Alcan will result in increased earnings and cost savings for the combined company. This expectation is based on presumed synergies from consolidation and enhanced growth opportunities of the combined company. These anticipated benefits will depend in part on whether Alcoa’s and Alcan’s operations can be integrated in an efficient and effective manner, and whether the expected bases or sources of synergies in fact do produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, difficulties in achieving an optimal tax structure, unanticipated costs, and the loss of key employees. While the Offerors believe their expectations regarding the achievement of synergies and other benefits of the Offer are reasonable, there can be no assurance that the integration of the two companies’ operations, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. If Alcoa fails to realize the anticipated benefits of this acquisition, the market value of Alcoa Common Shares may be adversely affected.

The trading price of Alcoa Common Shares may be affected by factors different from those affecting the price of Alcan Common Shares.

Upon completion of each of the Offer and the subsequent acquisition transaction, holders of Alcan Common Shares will become holders of Alcoa Common Shares. Alcoa’s business differs from that of Alcan, and Alcoa’s results of operations, as well as the trading price of Alcoa Common Shares, may be affected by factors different from those affecting Alcan’s results of operations and the price of Alcan Common Shares. Such factors include, among others, (i) different macroeconomic, financial, political and legal considerations resulting from geographic differences with respect to the location of operations, customers and shareholders, (ii) differences between Alcoa’s and Alcan’s debt profiles, (iii) the Alcoa Common Shares being principally traded on the NYSE and the Alcan Common Shares trading principally on both the TSX and the NYSE, (iv) the Alcoa Common Shares and Alcan Common Shares being included in different stock indices, (v) Alcoa and Alcan having separate analyst research coverage, (vi) different costs for energy and the use of different sources of energy, (vii) different net income and cash flow exposures to aluminum prices, (viii) different non-aluminum businesses, each with separate operating dynamics and (ix) different liabilities with respect to Alcoa’s and Alcan’s workforces.

Certain factors may affect the trading price of both Alcoa Common Shares and Alcan Common Shares during the period from the announcement of the Offer until completion of any subsequent acquisition transaction.

Both Alcoa and Alcan produce primary aluminum, which is traded on the London Metal Exchange (LME) and other commodity markets. Fluctuation in the price at which aluminum trades influences the price of Alcoa Common Shares and Alcan Common Shares and is therefore a risk to the current shareholders of each of Alcoa and Alcan. This risk, which is inherent in the business of producing primary aluminum, will continue throughout the Offer period and the approval period for any subsequent acquisition transaction and will continue to be a risk for Alcoa shareholders after the completion the Offer and any subsequent acquisition transaction.

Alcoa’s indebtedness following completion of the Offer will be higher than Alcoa’s existing indebtedness.

Alcoa’s indebtedness as of March 31, 2007 was approximately $7.8 billion. Alcoa’s pro forma indebtedness as of March 31, 2007, after giving effect to the Offer and the subsequent acquisition transaction (as described in “Unaudited Pro Forma Condensed Combined Financial Information”), would be approximately $35.7 billion. Based on disclosures in Alcoa’s Annual Report on Form 10-K for the year ended December 31, 2006 and Alcan’s Annual Report on Form 10-K for the year ended December 31, 2006, the amount of combined long-term debt maturing in each of the next five years, excluding the estimated borrowings of $22.1 billion under a committed loan facility to be used for the acquisition of Alcan, is $546 million in 2007, $788 million in 2008, $48 million in 2009, $1,019 million in 2010 and $2,254 million in 2011. Alcoa expects to repay the acquisition borrowings of approximately $22.1 billion primarily through a combination of new long-term financing and successor bank facilities, with various maturities ranging from 3 to 30 years. As a result of this expected increase in indebtedness, demands on the cash resources of Alcoa will increase after the completion of the Offer and the subsequent acquisition transaction with Alcan, which could have important effects on an investment in Alcoa Common Shares. In addition, some portion or all of the interest expense may not result in a tax benefit to the combined company following the acquisition. As such, while this increased indebtedness will be supported by the combined cash flows of Alcoa and Alcan, the increased levels of indebtedness could nonetheless, for a time, reduce funds available for investment in research and development and capital expenditures, and/or create competitive disadvantages compared to other companies with lower debt levels.

Alcoa may not be able to reduce post-transaction indebtedness as expected.

Following completion of the acquisition of Alcan, the combined company will seek to reduce its total indebtedness. Among other things, Alcoa expects that the combined company will explore selected asset dispositions. Such dispositions may not be consummated, or may not be consummated within the time periods anticipated, due to market conditions or the absence of interested purchasers. In addition, the proceeds received in connection with any such dispositions which are consummated may be less than anticipated.

Alcoa’s credit ratings may be downgraded.

In response to the anticipated increase in Alcoa’s indebtedness in connection with the completion of the Offer and the subsequent acquisition transaction, credit agencies may downgrade Alcoa’s credit ratings. In response to the anticipated increase in Alcoa’s indebtedness in connection with the completion of the Offer and the subsequent acquisition transaction, Fitch Ratings has downgraded Alcoa’s credit ratings and placed Alcoa’s rating under review for possible future downgrade and certain other credit agencies, including Standard & Poor’s Ratings Services, Moody’s Investors Service and Dominion Bond Ratings Service, have placed Alcoa’s credit ratings under review for possible downgrade. Several agencies have stated that multiple notch downgrades, possibly to below investment grade, are likely based on the current structure of the Offer. A downgrade of Alcoa’s credit ratings could raise liquidity concerns, reduce Alcoa’s flexibility in accessing a broad array of funding sources and increase Alcoa’s costs of borrowing. Any of these consequences could result in Alcoa’s inability to secure new financing or affect Alcoa’s ability to make payments on outstanding debt instruments and comply with other existing obligations, any of which could have a material adverse effect on the combined company’s financial position, results of operations and liquidity.

OFFER

TO:       THE HOLDERS OF COMMON SHARES OF ALCAN INC.

The accompanying materials contain important information and should be read carefully before making a decision in respect of the Offer. The Offer and the Circular, which is incorporated into and forms part of the Offer, constitute the take-over bid circular required under applicable Canadian securities laws.

The Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Offerors are offering to purchase each issued and outstanding Alcan Common Share, including any Alcan Common Shares that may become outstanding upon the exercise of options or other rights (other than the Alcan Rights) to acquire Alcan Common Shares after the date of the Offer but before the completion of the Offer, for:

•	$58.60 (equivalent to Cdn$62.03 based on the June 6, 2007 Bank of Canada Noon Rate), net per share in cash (less any applicable withholding taxes and without interest); plus

•	0.4108 of an Alcoa Common Share.

The cash and Alcoa Common Shares offered pursuant to the Offer are referred to collectively as the “Offer Consideration.”

Based on publicly-available information, the Offerors believe that there were approximately 378,720,379 Alcan Common Shares outstanding on a fully-diluted basis as of May 17, 2007 (see “Circular — About Alcan Inc. — Alcan Authorized and Outstanding Share Capital”). The closing price of the Alcan Common Shares on the TSX and the NYSE on May 4, 2007, the last full trading day before the Offerors announced the Offer, was Cdn$67.55 and $61.03, respectively. The closing price of the Alcan Common Shares on the TSX and NYSE on June 6, 2007, the most recent practicable date prior to the date of this Offer to Purchase, was Cdn$88.17 and $83.45, respectively.

The offer was commenced on May 8, 2007 when the Offerors first mailed the Offer to Purchase and related Letter of Transmittal to Alcan shareholders and published an advertisement in newspapers containing a brief summary of the Offer.

Fractional Shares

Fractional Alcoa Common Shares will not be issued pursuant to the Offer. Instead, the Depositary, acting as agent for Alcan shareholders otherwise entitled to receive fractional Alcoa Common Shares, will aggregate all fractional shares and sell them for the accounts of such shareholders. The proceeds realized by the Depositary upon the sale of such fractional shares will be distributed, net of commissions, to such shareholders on a pro rata basis. None of the Depositary, the Offerors or the Information Agent will guarantee any minimum proceeds from the sale of Alcoa Common Shares, and no interest will be paid on any such proceeds.

Time for Acceptance

The term “expiration time” means 5:00 p.m., Eastern Daylight Saving Time, on July 10, 2007 or, if later, the latest date and time to which the time of expiration of the Offer has been extended, as described in the section entitled “Offer — Extension of the Expiration Time, Withdrawal, Variation or Change of the Offer.” The Offerors will not amend the Offer in such a manner as would cause the expiration time to occur earlier than 5:00 p.m., Eastern Daylight Saving Time, on July 10, 2007. The Offer is conditioned upon, among other things, the receipt of various governmental and regulatory approvals, certain of which the Offerors do not expect to receive prior to July 10, 2007. Accordingly, the Offerors currently intend to extend the Offer beyond July 10, 2007. However, any decision to extend the Offer, including for how long, will be made at the expiration time at the discretion of the Offerors. The expiration time may also be subject to multiple extensions. See “Offer — Extension of the Expiration Time, Withdrawal, Variation or Change of the Offer — Subsequent Offering Period” for further details.

Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at any of its offices specified in the Letter of Transmittal, so as to arrive there not later than the expiration time:

•

the certificate or certificates representing Alcan Common Shares, in respect of which the Offer is being accepted, or, in the case of a book-entry transfer, a Book-Entry Confirmation (as defined under the section entitled “Offer — Manner of Acceptance — Book-Entry Transfer”);

•

if Rights Certificates are distributed by Alcan to Alcan shareholders prior to the time that a shareholder’s Alcan Common Shares are deposited pursuant to the Offer, Rights Certificate(s) representing Alcan Rights equal in number to the number of Alcan Common Shares deposited;

•

a Letter of Transmittal in the form accompanying the Offer (or a manually signed facsimile copy thereof), properly completed and manually executed as required by the instructions and rules contained in the Letter of Transmittal, or, in the case of a book-entry transfer for DTC accounts, an Agent’s Message (as defined under the section entitled “Offer — Manner of Acceptance — Book-Entry Transfer”); and

•	any other relevant documents required by the instructions and rules set forth in the Letter of Transmittal.

Except as otherwise provided in the instructions and rules contained in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.

Participants in CDS or DTC should contact the Depositary with respect to the deposit of their Alcan Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such shares under the terms of the Offer.

If a Letter of Transmittal is executed by any person other than the registered holder of the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered owner, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Agent Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act). Members of these programs are usually members of a recognized stock exchange in Canada or the U.S., members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the U.S.

Unless waived by the Offerors, holders of Alcan Common Shares are required to deposit one Alcan Right for each Alcan Common Share in order to effect a valid deposit of such Alcan Common Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If Rights Certificates are not distributed by Alcan to Alcan shareholders before the expiration time, a deposit of Alcan Common Shares will also constitute a deposit of the associated Alcan Rights. If Rights Certificates are distributed by Alcan to the Alcan shareholders prior to the time that the holder’s Alcan Common Shares are deposited pursuant to the Offer, in order for the Alcan Common Shares to be validly deposited, Rights Certificate(s) representing Alcan Rights equal in number to the number of Alcan Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the expiration time and Rights Certificates are not distributed by the time that an Alcan shareholder deposits its Alcan Common Shares pursuant to the Offer, the Alcan shareholder may deposit its Alcan Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Alcan Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing Alcan Rights equal in number to the number of Alcan Common Shares deposited pursuant to the Offer to the Depositary, before 5:00 p.m. (local time at the place of deposit) on the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offerors reserve the right to require, if Rights Certificates are required to be issued, that the Depositary, prior to taking up the Alcan Common Shares for payment pursuant to the Offer, receives Rights Certificate(s) from an Alcan shareholder representing Alcan Rights equal in number to the Alcan Common Shares deposited by such holder.

The Offer will be deemed to be accepted only if the Depositary has actually received the documents referenced above on or before the expiration time or the procedures for guaranteed delivery described below under the section entitled “Procedures for Guaranteed Delivery” have been complied with.

On May 8, 2007, a request was made to Alcan by the Offerors pursuant to Rule 14d-5 under the Exchange Act and under applicable Canadian securities laws for the use of Alcan’s shareholder lists and security position listings for the purpose of disseminating the Offer to Purchase to Alcan shareholders. On May 11, 2007, Alcan made available the shareholders lists and security position listings and advised Alcoa of its election to have the Offerors mail the Offer to Purchase, the Letter of Transmittal and all other relevant materials to all registered holders of Alcan Common Shares and to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Alcan’s shareholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Alcan Common Shares. In addition, on May 23, 2007, Alcan completed its response to the Offerors’ request under applicable Canadian securities laws, including by making available the list of Alcan optionholders.

Currency of Payment

The cash payable under this Offer will be denominated in U.S. dollars. However, Alcan shareholders depositing Alcan Common Shares under the Offer can also elect to receive their cash consideration in Canadian dollars based on the Bank of Canada Noon Rate on the business day immediately preceding the date of delivery of such payment to the Depositary. If an Alcan shareholder wishes to receive their cash consideration in Canadian dollars, such Alcan shareholder must indicate such choice by checking the appropriate box in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. Otherwise, the cash payment will be received in U.S. dollars.

Book-Entry Transfer

Alcan shareholders who have an account maintained by CDS may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a confirmation of a book-entry transfer (“Book-Entry Confirmation”) of an Alcan shareholder’s Alcan Common Shares into the Depositary’s account at CDS, through the CDS on-line tendering system pursuant to which book-entry transfers may be effected (the “CDSX”), is received by the Depositary at its offices specified in the Letter of Transmittal prior to the expiration time of the Offer. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of an Alcan shareholder’s Alcan Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Alcan shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Alcan shareholders who have an account maintained by DTC may accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its offices specified in the Letter of Transmittal prior to the expiration time of the Offer. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of an Alcan shareholder’s Alcan Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Alcan Common Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually signed facsimile copy thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary, at its offices specified in the Letter of Transmittal prior to the expiration time of the Offer. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

“Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Alcan Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offerors may enforce such agreement against such participant.

Procedures for Guaranteed Delivery

If an Alcan shareholder desires to deposit Alcan Common Shares pursuant to the Offer and (i) the certificate(s) representing those Alcan Common Shares are not immediately available, (ii) such shareholder cannot deliver the certificates and all other required documents to the Depositary before the expiration time, (iii) such shareholder cannot comply with the procedures for book-entry transfer on a timely basis, or (iv) if the Separation Time has occurred before the expiration time but Rights Certificates have not been distributed to Alcan shareholders before the expiration time, such Alcan Common Shares may nevertheless be deposited if all of the following conditions are met:

•	the deposit is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer, or a manually signed facsimile thereof, is received by the Depositary at any of the offices specified in the Notice of Guaranteed Delivery at or before the expiration time;

•

the certificate(s) representing the deposited Alcan Common Shares and, if Rights Certificates have been distributed to shareholders before the expiration time, the Rights Certificate(s) representing the deposited Alcan Rights, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees or, in the case of a book-entry transfer for DTC accounts, an Agent’s Message, in the appropriate form and any other documents required by the Letter of Transmittal, are received at any of the offices of the Depositary provided in the Letter of Transmittal on or before 5:00 p.m. (local time at the place of deposit) on the third trading day on the TSX after the date on which the expiration time occurred; and

•

in the case of Alcan Rights where the Separation Time has occurred before the expiration time but Rights Certificates have not been distributed to Alcan shareholders before the expiration time, the Rights Certificate(s) representing the deposited Alcan Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required thereby, are received at any of the offices of the Depositary provided in the Letter of Transmittal on or before 5:00 p.m. (local time at the place of deposit) on the third trading day on the TSX after the date on which Rights Certificates are distributed to shareholders.

To be effective, the Notice of Guaranteed Delivery must be delivered by hand or courier, transmitted by facsimile or mailed to the Depositary at any of the offices specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form provided in that Notice.

General

Alcoa reserves the right, in accordance with applicable law, on behalf of the Offerors, to permit an Alcan shareholder to accept the Offer in a manner other than as set out above.

Alcan shareholders are advised that use of the mail to transmit share certificates, Rights Certificates, Letters of Transmittal, Notices of Guaranteed Delivery and all other required documents is at the shareholder’s risk. We recommend that all such documents be delivered by hand to the Depositary and that a receipt be obtained for their deposit; if documents are mailed, we recommend that insured mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained.

Alcan shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Alcan Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer (if Alcoa decides to form a Soliciting Dealer Group) in Canada, or Dealer Manager to accept the Offer. However, a broker or nominee through whom a shareholder owns Alcan Common Shares may charge a fee to deposit Alcan Common Shares on behalf of the Alcan shareholder. Alcan shareholders should contact their broker or dealer to determine whether any charges will apply.

Alcan shareholders whose shares are not registered in their name should contact the Dealer Managers, the Depositary, the Information Agent (see the back page of this Offer to Purchase for contact information) or their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their shares.

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Alcan Common Shares deposited by book-entry transfer, the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the date that the Offerors take up and pay for the deposited Alcan Common Shares, each director and officer of each Offeror and any other person designated by the Offerors in writing, as the true and lawful agent, attorney, attorney-in-fact, and proxy of the Alcan shareholder delivering the Letter of Transmittal with respect to: (a) the Alcan Common Shares registered in the name of the holder as shown on the register of Alcan shareholders maintained by or on behalf of Alcan and deposited pursuant to this Offer to Purchase and purchased by the Offerors (the “Purchased Alcan Common Shares”), and (b) any and all stock dividends, securities, rights, warrants or other interests or distributions accrued, declared, paid, issued, transferred, made or distributed on or in respect of the Purchased Alcan Common Shares on or after the date of the announcement of the Offer (collectively, “Other Securities”), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Alcan Common Shares on or after the date of the Offer with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Alcan shareholder, (i) to register or record the transfer and/or cancellation of such Purchased Alcan Common Shares and Other Securities consisting of securities on the appropriate register of Alcan shareholders maintained by or on behalf of Alcan, (ii) for so long as any Purchased Alcan Common Shares are registered or recorded in the name of such Alcan shareholder, to exercise any and all rights of such Alcan shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offerors (by whom such Alcan Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offerors in respect of any Purchased Alcan Common Shares and Other Securities, to revoke any such instrument, authorization or consent given prior to or after the Offerors take up and pay for the deposited Alcan Common Shares, and to designate in such instruments, authorizations or consents any person or persons as the proxyholder of such Alcan shareholder in respect of the Purchased Alcan Common Shares and Other Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a subsequent acquisition transaction), or solicitation of any consents, of holders of relevant securities of Alcan; (iii) to execute, endorse and negotiate for and in the name of and on behalf of such Alcan shareholder, any and all cheques or other instruments representing such Other Securities payable to or to the order of, or endorsed in favor of, such Alcan shareholder, and (iv) to exercise any rights of an Alcan shareholder with respect to such Purchased Alcan Common Shares and such Other Securities, all as set forth in the Letter of Transmittal.

An Alcan shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Alcan shareholder at any time with respect to the deposited Alcan Common Shares or any Other Securities. The Alcan shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Alcan Common Shares or any Other Securities by or on behalf of the depositing Alcan shareholder unless the deposited Alcan Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with the section of this Offer to Purchase entitled “Right to Withdraw.” An Alcan shareholder accepting the Offer also agrees not to vote any of the Purchased Alcan Common Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a subsequent acquisition transaction) of holders of relevant securities of Alcan and not to exercise any of the other rights or privileges attached to the Purchased Alcan Common Shares, and agrees to execute and deliver to the Offerors any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Alcan Common Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offerors as the proxy of the holder of the Purchased Alcan Common Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Alcan Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto. The foregoing proxies are effective only upon take up of and payment for Alcan Common Shares tendered pursuant to the Offer. The Offer does not constitute a solicitation of proxies (absent an exchange of Alcan Common Shares) for any meeting of Alcan stockholders, which will be made only pursuant to separate proxy materials complying with the requirements of applicable law.

Depositing Alcan Shareholders’ Representations and Warranties

The deposit of Alcan Common Shares pursuant to the Offer will create and constitute a binding agreement between the applicable Alcan shareholder and each of the Offerors upon the terms and subject to the conditions of the Offer, including the Alcan shareholder’s representation and warranty that:

•

such shareholder has full power and authority to deposit, sell, assign and transfer the Alcan Common Shares (and any Other Securities) and Alcan Rights being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Alcan Common Shares (and Other Securities) or Alcan Rights to any other person;

•	such shareholder owns the Alcan Common Shares (and any Other Securities) and Alcan Rights being deposited within the meaning of all applicable securities laws;

•	the deposit of those Alcan Common Shares (and any Other Securities) and Alcan Rights complies with all applicable securities laws; and

•

when those Alcan Common Shares (and any Other Securities) and Alcan Rights are taken up and paid for under the Offer, Alcoa or Alcoa Holdco Canada, as the case may be, will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances and claims.

Conditions of the Offer

Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the Offerors’ right to withdraw, extend, vary or change the Offer at any time prior to the expiration time, in their sole discretion, Alcoa may, in its sole discretion, withdraw the Offer on behalf of the Offerors (in which event no Offeror shall be required to take up and/or pay for any Alcan Common Shares deposited under the Offer), extend the period of time during which the Offer is open (in which event the Offerors may postpone taking up and paying for any Alcan Common Shares deposited under the Offer) or vary or change the terms or conditions of the Offer unless each of the following conditions has been, in the Offerors’ reasonable judgment, satisfied or has been waived by the Offerors at or immediately prior to the expiration time:

(a)  there shall have been properly deposited under the Offer and not withdrawn that number of Alcan Common Shares that, when added to the Alcan Common Shares then owned by Alcoa or any of its subsidiaries, constitutes at least 66 2/3% of the Alcan Common Shares outstanding (calculated on a fully diluted basis) at the time Alcan Common Shares are taken up under the Offer;

(b)  there shall have been tendered or deposited under the Offer and not withdrawn more than 50% of the Voting Shares (as defined under the section entitled “Offer — Shareholder Rights Agreement”) held by Independent Shareholders (as defined under the section entitled “Offer — Shareholder Rights Agreement”) (the “Independent Shareholder Approval Condition”);

(c)  neither Alcan nor any of its subsidiaries shall have, on or after May 4, 2007, taken any action, or authorized, recommended, proposed or announced the intention to take any action having the effect of impairing the ability of the Offerors or any of their respective affiliates to acquire Alcan, otherwise diminishing the expected economic value to the Offerors or any of their respective affiliates of the acquisition of Alcan or making it inadvisable for the Offerors to proceed with the Offer, including, but not limited to:

i.    the issuance, sale or authorization of any additional Alcan Common Shares, shares of any other class or series in the capital of Alcan or any of its subsidiaries, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares in Alcan’s or any of its subsidiary’s share capital (except for (x) issuances upon the exercise of stock options to acquire Alcan Common Shares or restricted stock units required by law to be settled in Alcan Common Shares outstanding as of the date of the Offer under Alcan’s existing publicly disclosed stock option, incentive and other compensatory plans for directors, officers and employees of Alcan, in each case in accordance with the terms of such stock options and plans as publicly disclosed prior to the date of the Offer, or (y) issuances upon the exercise of stock options to acquire Alcan Common Shares or restricted stock units required by law to be settled in Alcan Common Shares, in each case, granted subsequent to the date of the Offer under Alcan’s existing publicly disclosed stock option, incentive and other compensatory plans which are subject to the same terms as stock options or restricted stock units, as applicable, granted prior to such date under such plans and are granted in accordance with past practice, including with respect to the timing and magnitude of previous grants of such stock options or restricted stock units);

ii.    acquiring or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Alcan Common Shares or other securities of Alcan or any of its subsidiaries (other than the repurchase of Alcan Common Shares pursuant to, and in accordance with the publicly disclosed terms in effect as of the date of the Offer of, Alcan’s previously announced share repurchase program);

iii.    the declaration of any extraordinary dividend;

iv.    altering or proposing to alter any material term of any outstanding security;

v.    issuing or selling, or authorizing or proposing the issuance or sale of, (A) any debt securities or otherwise incurring or authorizing or proposing the incurrence of any debt (other than in the ordinary course of business consistent with past practice or in accordance with plans publicly disclosed by Alcan prior to the date of the Offer) or (B) any debt containing burdensome covenants or security provisions;

vi.    any acquisition from a third party of material assets (other than in the ordinary course of business and consistent with past practice or in accordance with plans publicly disclosed by Alcan prior to the date of the Offer) or of securities of any third party by Alcan or any of its affiliates or subsidiaries (other than in the ordinary course of business consistent with past practice or in accordance with plans publicly disclosed by Alcan prior to the date of the Offer);

vii.    any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Alcan or any of its affiliates or subsidiaries (other than any such sale, disposition or other dealing between Alcan and any entity which is a wholly owned subsidiary of Alcan as of the date of the Offer or in the ordinary course of business and consistent with past practice or in accordance with plans publicly disclosed by Alcan prior to the date of the Offer);

viii.    any action related to any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, material joint venture or similar transaction involving Alcan or any of its affiliates or subsidiaries;

ix.    making or committing to make any capital expenditure by Alcan or any of its affiliates or subsidiaries (other than in the ordinary course of business consistent with past practice or in accordance with plans publicly disclosed by Alcan prior to the date of the Offer);

x.    adopting, amending, varying, modifying or taking any other action with respect to any bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits (except for the grant, subsequent to the date of the Offer, of awards under Alcan’s existing publicly disclosed stock option, incentive and other compensatory plans which are subject to the same terms as awards granted prior to such date under such plans and are granted in accordance with past practice, including with respect to the timing and magnitude of previous grants of such awards);

xi.    waiving, releasing, granting, transferring or amending any rights of material value under (A) any existing material contract in respect of any material joint ventures or material properties or projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document (other than in the ordinary course of business consistent with past practice and only if so doing would not have an Alcan Material Adverse Effect (as defined below));

xii.    any change to Alcan’s articles of incorporation or bylaws;

xiii.    any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by Alcan or any of its subsidiaries, or any agreement to engage in any of the foregoing;

(d)  the Alcoa Common Shares to be issued pursuant to the Offer shall have been approved for listing on the NYSE and the Alcoa Common Shares, including those to be issued pursuant to the Offer, shall have been approved for listing on the TSX;

(e)  the registration statement for the Alcoa Common Shares to be issued pursuant to the Offer shall have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued nor shall there have been any proceeding for that purpose initiated or threatened by the SEC and the Offerors shall have received all necessary state securities law or blue sky authorizations (the “Registration Statement Condition”);

(f)  all necessary orders, if any, shall have been obtained from relevant Canadian securities regulatory authorities, including in respect of the resale of Alcoa Common Shares issued to Alcan shareholders;

(g)  with respect to the Shareholder Rights Agreement, the Offerors shall have determined that (i) on terms satisfactory to the Offerors, the board of directors of Alcan shall have redeemed all outstanding Alcan Rights issued or issuable pursuant to the Shareholder Rights Agreement or waived the application of the Shareholder Rights Agreement to the acquisition of Alcan Common Shares by the Offerors or any of their respective affiliates under the Offer and in any subsequent acquisition transaction, or (ii) the Shareholder Rights Agreement does not and will not materially adversely affect the ability of the Offerors to consummate the Offer or any subsequent acquisition transaction or render the consummation of the Offer or any subsequent acquisition transaction more costly to the Offerors, or (iii) a cease trading order or an injunction shall have been issued by the applicable regulatory authorities or a court of competent jurisdiction that has the effect of prohibiting or preventing the exercise of the Alcan Rights or the issue of Alcan Common Shares upon the exercise of the Alcan Rights in relation to the Offer or any subsequent acquisition transaction, which cease trading order or injunction shall be in full force and effect or (iv) a court of competent jurisdiction shall have rendered a final and non-appealable order that the Alcan Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer or any subsequent acquisition transaction;

(h)  there shall not have been in effect or threatened any (i) temporary restraining order, cease trade order, preliminary or permanent injunction or other order, decree or judgment issued by any (A) supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality, or commission or any court, tribunal or judicial or arbitral body, (B) self-regulatory authority or stock exchange, or (C) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing (each in clause (A), (B) or (C), a “Governmental Authority”) or (ii) other legal restraint or prohibition challenging the Offer or any subsequent acquisition transaction or preventing the completion of the Offer or any subsequent acquisition transaction or any of the other transactions described in this Offer to Purchase;

(i)  the Offerors shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Alcan with any securities commission or similar securities regulatory authority in Canada or the U.S., including, without limitation, any registration statement, prospectus, annual report, annual information form, financial statement, quarterly report, material change report, current report, management proxy circular, proxy statement, press release or in any document so filed or released by Alcan to the public which is adverse or makes it inadvisable for the Offerors to proceed with the Offer, or the taking up and paying for Alcan Common Shares deposited under the Offer;

(j)  (A) no litigation, claim, action, suit, or proceeding or investigation shall have been threatened or shall be pending by or before any Governmental Authority or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, the U.S. or elsewhere, whether or not having the force of law and (B) no statute, law, rule or regulation, policy, decision, order, injunction, ruling, directive, decree or judgment (whether or not having the force of law) shall have been proposed, entered, enacted, promulgated, amended, applied or enforced which:

i.    challenges the Offer or any subsequent acquisition transaction, seeks to restrain or prohibit or makes illegal the completion of the Offer or any subsequent acquisition transaction or seeks to obtain from the Offerors or Alcan or any of their respective affiliates any damages that are material in relation to Alcan and its subsidiaries, on a consolidated basis, or Alcoa and its subsidiaries, on a consolidated basis;

ii.    seeks to enjoin, prohibit, delay, make more costly or impose limitations or conditions on the ownership or operation by the Offerors or Alcan or any of Alcoa’s affiliates of any portion of the business or assets of Alcan or the Offerors or any of the Offerors’ respective affiliates or to compel Alcan or the Offerors or any of the Offerors’ respective affiliates to dispose of or hold separate any portion of the business or assets of the Offerors or Alcan or any of the Offerors’ respective affiliates as a result of the Offer or the subsequent acquisition transaction; or

iii.    would, or would reasonably be expected to, have a material adverse effect on the benefits expected to be realized by the Offerors from the consummation of the Offer and any subsequent acquisition transaction;

(k)  there shall be no change, effect, event, circumstance, development, occurrence or state of facts, which shall have occurred or have been threatened, on or after May 7, 2007 that, individually or in the aggregate with any other such changes, effects, circumstances, developments, occurrences or states of fact, has had, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, shareholders’ equity, condition (financial or otherwise), licenses or franchises, results of operations, prospects, cash flows, permits, rights or privileges (whether contractual or otherwise), of Alcan and its subsidiaries, on a consolidated basis (an “Alcan Material Adverse Effect”);

(l)  any approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions to be obtained or received from any Governmental Authority (including, without limitation, those of any stock exchanges and other securities and regulatory authorities) that the Offerors reasonably determine are necessary or advisable in connection with the Offer and any subsequent acquisition transaction, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, including without limitation (i) the expiration of any waiting period required under the HSR Act, (ii) the expiration of the applicable waiting periods instituted by the European Commission and/or the European Union (“EU”) member states agencies, (iii) all requisite approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions for the Offer and any subsequent acquisition transaction under any corresponding requirements of the EU member states or competition regulatory authorities in other jurisdictions where the assets, revenues or operations of the Offerors and/or Alcan and or their respective affiliates in the particular jurisdiction are material, or the Offerors or Alcan, or any director, officer, or employee of the Offerors or Alcan would be subject to criminal penalties for failure to obtain such consent or clearance from such other governmental regulatory agency, authority or commission, (iv) the issuance by the Commissioner of Competition of an advance ruling certificate pursuant to Section 102 of the Competition Act (Canada) or, alternatively, the expiration or waiver of any waiting period related to merger pre-notification under Part IX of the Competition Act (Canada) together with the receipt of advice from the Commissioner of Competition (which advice will not have been rescinded or amended), on terms satisfactory to the Offerors, that such Commissioner does not intend to oppose the acquisition contemplated by the Offer and any subsequent acquisition transaction if such advice is considered by the Offerors to be desirable, (v) the receipt or deemed receipt of confirmation from the Minister responsible under the Investment Canada Act that such Minister is satisfied that the consummation of the Offer and any subsequent acquisition transaction is likely to be of net benefit to Canada, which confirmation shall be on terms satisfactory to the Offerors, and (vi) (A) clearance by the Australian Competition and Consumer Commission under the Trade Practices Act

(Australia), (B) unconditional written notice issued by or on behalf of the Treasurer of Australia stating that there are no objections under the Australian government’s foreign investment policy to the acquisition by Alcoa of Alcan Common Shares pursuant to the Offer, and (C) expiration of the period provided under the FATA during which the Treasurer of Australia may make an order or an interim order under the FATA prohibiting the acquisition by Alcoa of Alcan Common Shares pursuant to the Offer, without such an order or interim order being made or, alternatively, if an interim order is made by the Treasurer of Australia, expiration of the subsequent period for making a final order, without such final order being made;

(m)  no provision (including, without limitation, any provision providing for any default, right of termination, loss of right or privilege, acceleration, make-whole right, change of control right or similar provision) exists in any instrument, agreement or document relating to, governing, or affecting Alcan’s or any of its subsidiaries’ hydroelectric or other power or other water rights, entitlements, benefits or privileges in Canada (including, without limitation, in any Province thereof), which instrument, agreement or document had not been publicly filed by Alcan in its entirety with the SEC or Canadian securities regulatory authorities prior to the date of the announcement of the Offer and which provision (individually or in the aggregate with any such other provisions) would, as a result of the Offerors making the Offer, the Offerors or any of their respective affiliates taking up and paying for the Alcan Common Shares deposited under the Offer or completing a subsequent acquisition transaction, result in a change, effect, event, circumstance, development, occurrence or state of facts (including a change in, or loss of, such hydroelectric or other power or other water rights, entitlements, benefits or privileges) that would have, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, shareholders’ equity, condition (financial or otherwise), licenses or franchises, results of operations, prospects, cash flows, permits, rights, entitlements or privileges (whether contractual or otherwise), of Alcan and its subsidiaries, on a consolidated basis.

As publicly announced on May 17, 2007, the Offerors have determined that the condition set forth in paragraph (m) above has been satisfied.

The Offerors acknowledge that for the purposes of the conditions set forth in paragraphs (h), (j) and (k) above, the term “threatened” shall in each case be interpreted to require that such a threat be in writing.

The Offer is not conditioned upon the Offerors’ entering into any financing arrangements and is not subject to any financing condition.

The conditions listed above are for the exclusive benefit of the Offerors, and Alcoa may assert them on behalf of any or all of the Offerors regardless of the circumstances giving rise to any of the conditions (including without limitation any action or inaction by the Offerors giving rise to any such conditions). Unless precluded from doing so by applicable law, Alcoa may, in its sole discretion, waive any of these conditions in whole or in part on behalf of the Offerors, without prejudice to any other rights which the Offerors may have; provided, however, that the Offerors will waive neither the Independent Shareholder Approval Condition nor the Registration Statement Condition. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. Any determination by Alcoa, on behalf of the Offerors, concerning any condition or relevant event shall be final and binding on all parties, subject to review by a court of competent jurisdiction and the right of Alcan shareholders to challenge such determination to the extent provided under applicable laws. The failure by the Offerors at any time to exercise any of the foregoing rights (other than any rights relating to the conditions set forth in paragraphs (d), (e), (h), (j) and (l) above which rights may be asserted at any time prior to the payment for Alcan Common Shares under the Offer) shall not be deemed a waiver of any right and each right shall be deemed a continuing right that may be asserted at any time and from time to time until the expiration time.

Any waiver of a condition or withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by Alcoa, on behalf of the Offerors, to that effect to the Depositary at its principal office in Toronto, Ontario, Canada. The Offerors will make a public announcement of the waiver or withdrawal promptly after giving notice to the Depositary and shall cause the Depositary, if required by law, to promptly provide a copy of such notice in the manner provided in the section entitled “Notice” below to all Alcan shareholders, if required by applicable law. If the Offer is withdrawn, the Depositary will promptly return all certificates representing deposited Alcan Common Shares and Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited, or, in the case of Alcan Common Shares deposited by book-entry transfer into the Depositary’s account at an account maintained by CDS or DTC, as applicable, such Alcan Common Shares will be credited to an account maintained by CDS or DTC, as applicable.

Extension of the Expiration Time, Withdrawal, Variation or Change of the Offer

The Offer will be open for acceptance until the expiration time unless extended or withdrawn by the Offerors.

The Offerors reserve the right at any time and from time to time to extend the Offer, withdraw the Offer or to vary or change the terms of the Offer by giving written notice or other communication (confirmed in writing) of such extension, withdrawal or variation to the Depositary at any of its offices, and by causing the Depositary, if required by law, to provide as soon as practicable thereafter a copy of such notice in the manner set forth in the section entitled “Notice” below to all Alcan shareholders. Notwithstanding anything to the contrary herein, the Offerors will not amend the Offer in a manner which would alter the withdrawal rights of Alcan shareholders or shorten or eliminate the Subsequent Offering Period. Alcoa shall make a public announcement of such extension, withdrawal or variation on behalf of the Offerors as soon as possible after giving notice of an extension, withdrawal or variation to the Depositary (and in the case of an extension of the Offer, no later than 9:00 a.m., Eastern Daylight Saving Time, on the earlier of (i) the next business day after the extension and (ii) the next business day after the expiration time) and provide a copy of the notice to the NYSE and the TSX. Any notice of extension, withdrawal or variation will be deemed to have been given and to be effective on the day it is delivered or otherwise communicated in writing to the Depositary at any of its offices. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material change in the information published, sent or given to Alcan shareholders in connection with the Offer be promptly sent to those shareholders in a manner reasonably designed to inform them of that change) and without limiting the manner in which Alcoa may choose to make any public announcement, Alcoa assumes no obligation to publish, advertise or otherwise communicate any public announcement of this type other than in accordance with the section entitled “Notice” below.

Notwithstanding the foregoing, the Offer may not be extended (other than to provide for the Subsequent Offering Period), withdrawn, varied or changed by the Offerors if all the conditions of the Offer have been satisfied or waived by the Offerors at or immediately prior to the expiration time.

Under applicable Canadian provincial securities laws, where the terms of the Offer are varied the Offer will not expire before 10 days after the notice of change or variation has been given to Alcan shareholders, unless otherwise permitted by applicable securities law and subject to abridgment or elimination of that period pursuant to such orders or other forms of relief as may be granted by applicable securities regulatory authorities.

Notwithstanding the foregoing, if prior to the expiration time, the Offerors change the consideration paid pursuant to the Offer, reduce the percentage of the outstanding Alcan Common Shares sought or increase or decrease a dealer’s soliciting fee, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such change or variation is first published, mailed or given to Alcan shareholders, pursuant to Rule 14d-4(d) under the Exchange Act, the Offer will be extended at least until the expiration of such tenth business day. For purposes of the Offer (other than the section entitled “Offer — Shareholder Rights Agreement”), a “business day” means any day other than a Saturday, Sunday or U.S. Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern Daylight Saving Time.

If, at any time before the expiration time, or at any time after the expiration time but before the expiration of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of an Alcan shareholder to accept or reject the Offer (other than a change that is not within the control of the Offerors or their affiliates), Alcoa will make a public announcement of the change in information and provide a copy of the notice thereof to the NYSE and the TSX in accordance with the section entitled “Notice” below.

During any such extension or in the event of any such variation or change in information, all Alcan Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offerors in accordance with the terms of the Offer, subject to the withdrawal rights described in the section entitled “Right to Withdraw” below. An extension of the expiration time, a variation of the terms of the Offer or a change in information does not constitute a waiver by any of the Offerors of any rights described above in the section entitled “Conditions of the Offer.” If the Offer Consideration is increased, the increased consideration will be paid to all depositing Alcan shareholders whose Alcan Common Shares are taken up under the Offer.

The Offerors acknowledge that Rule 14e-1(c) under the Exchange Act requires the Offerors to pay the consideration offered or return the deposited Alcan Common Shares promptly after the termination or withdrawal of the Offer.

Subsequent Offering Period

In the event that the Offerors take up Alcan Common Shares deposited under the Offer, in order to comply with the provision of the Shareholder Rights Agreement relating to a “Permitted Bid,” the Offerors will publicly announce and make available a Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act, which shall expire no earlier than 10 business days (as defined under the Shareholder Rights Agreement) after the date of such announcement and during which Alcan shareholders may deposit Alcan Common Shares not deposited during the Offer. The Offerors will not amend the Offer to shorten or eliminate the Subsequent Offering Period.

A Subsequent Offering Period does not constitute an extension of the Offer for purposes of the Exchange Act, although it does constitute an extension of the Offer under Canadian securities laws. Under Canadian securities laws, in order for the Offerors to take up and pay for additional Alcan Common Shares deposited after the expiration time, the Offerors must either (i) extend the Offer in accordance with Canadian securities laws (which extension would be treated as a Subsequent Offering Period in the U.S.) or (ii) initiate a new offer in respect of Alcan Common Shares, which new offer could not be consummated for at least 35 calendar days. For purposes of the Exchange Act, a Subsequent Offering Period is an additional period of time beginning on the next business day after the expiration time during which Alcan shareholders may deposit Alcan Common Shares not deposited during the Offer. For purposes of applicable Canadian securities laws, a Subsequent Offering Period is an additional period of time by which the Offer is extended, following the satisfaction or waiver of all conditions of the Offer and the take up of all Alcan Common Shares then deposited under the Offer prior to the expiration time, and during which period Alcan shareholders may deposit Alcan Common Shares not deposited prior to the commencement of the Subsequent Offering Period with respect to the Offer. In connection with the intended Subsequent Offering Period, for purposes of applicable U.S. federal securities laws, the Offerors will include a statement of their intention to provide a Subsequent Offering Period in the press release announcing the results of the Offer disseminated no later than 9:00 a.m., Eastern Daylight Saving Time, on the next business day after the previously scheduled expiration time. For purposes of applicable Canadian securities laws, the Offerors will provide a written notice of extension of the Offer with respect to the implementation of the Subsequent Offering Period, including the period during which the Offer will be open for acceptance, to the Depositary and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in the section entitled “Notice” to all holders of Alcan Common Shares that have not been taken up pursuant to the Offer at the date of the extension. The same form and amount of consideration will be paid to Alcan shareholders depositing Alcan Common Shares during the Subsequent Offering Period as would have been paid prior to the commencement of such period. The Offerors will permit withdrawal of Alcan Common Shares deposited during the Subsequent Offering Period, at any time prior to the expiration of such Subsequent Offering Period; provided, however, that this right of withdrawal will not apply in respect of Alcan Common Shares taken up by the Offerors prior to the Subsequent Offering Period. Withdrawing holders of Alcan Common Shares who have deposited such Alcan Common Shares during the Subsequent Offering Period and have received payment for such Alcan Common Shares must return such payment to the applicable Offeror prior to any withdrawal. Subject to the following sentence, the expiration time with respect to a subsequent Offer shall be 5:00 p.m., Eastern Daylight Saving Time, on the last day of the Subsequent Offering Period, unless determined otherwise in accordance with the terms set forth herein. The foregoing sentence will not limit the requirement that the conditions to the Offer set forth in the section of the Offer entitled “Conditions of the Offer” be satisfied or waived at or immediately prior to the expiration time, which will be before the commencement of the Subsequent Offering Period.

Under applicable Canadian securities laws, a Subsequent Offering Period must be open for at least 10 calendar days from the date of notice of extension referred to above. Pursuant to Rule 14d-11 under the Exchange Act, a Subsequent Offering Period must have a duration of at least three business days and no more than 20 business days. As stated above, and in accordance with Canadian securities laws and the Exchange Act, the Offerors will provide a Subsequent Offering Period which shall expire no earlier than 10 business days (as defined under the Shareholder Rights Agreement) after the date of the announcement of such Subsequent Offering Period, and no later than 20 business days after such Subsequent Offering Period’s commencement.

The Offerors will immediately take up and promptly pay for all Alcan Common Shares validly deposited during the Subsequent Offering Period with respect to the Offer.

Shareholder Rights Agreement

The following is only a summary of the material provisions of the Shareholder Rights Agreement between Alcan and CIBC Mellon Trust Company, as rights agent, as amended and restated as of April 28, 2005 (the “Shareholder Rights Agreement”), Alcan shareholders are advised to read in its entirety the Shareholder Rights Agreement, which is filed with the SEC as Exhibit 99 to Alcan’s Current Report on Form 8-K, dated April 29, 2005 and filed on April 29, 2005 under Alcan’s profile in the Canadian securities regulatory authorities’ SEDAR website at www.sedar.com.

The Alcan Rights issued under the Shareholder Rights Agreement attach to and trade with the Alcan Common Shares and no separate certificates are issued unless an event triggering the Alcan Rights occurs. Certificates evidencing Alcan Common Shares are legended to reflect that they evidence the Alcan Rights until the Separation Time or the expiration time of the Shareholder Rights Agreement. Following the Separation Time, the Alcan Rights will separate from the Alcan Common Shares and be transferable, trade separately from the Alcan Common Shares and become exercisable. Under the Shareholder Rights Agreement, the “Separation Time” means the close of business on the tenth business day (each reference to “business day” in this section shall mean any day, other than a Saturday or Sunday, on which banks are generally open for business in the City of Montreal) after the earliest of:

•	the first date of public announcement by Alcan or an Acquiring Person (as defined below) that an Acquiring Person has become such;

•

the date of the commencement of, or the first public announcement of the intent of any person or entity (other than a person or entity making a Permitted Bid (as defined below) or an offer otherwise permitted under the Shareholder Rights Agreement, or Alcan or any subsidiary of Alcan) to commence a take-over bid (other than a Permitted Bid or an offer otherwise permitted under the Shareholder Rights Agreement, as the case may be); and

•	the date on which a Permitted Bid, or an offer otherwise permitted under the Shareholder Rights Agreement, ceases to qualify as such or on such later day as the board of directors of Alcan shall determine acting in good faith; provided that, if any such take-over bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such take-over bid will be deemed, for the purposes of the definition of “Separation Time,” never to have been made.

If any person, including any party acting jointly or in concert with such person, acquires (subject to certain exceptions) beneficial ownership of 20% or more of the outstanding Voting Shares (defined as the Alcan Common Shares and any other shares in the capital of Alcan entitled to vote generally in the election of Alcan directors) without complying with the “Permitted Bid” provisions of the Shareholder Rights Agreement (as summarized below), or without the approval of the board of directors of Alcan, each Right thereafter will entitle its holder, other than the acquiring person or persons related to or acting jointly or in concert with such person, to purchase additional Alcan Common Shares at a 50% discount to the then current market price. The acquisition by any person (an “Acquiring Person”) of 20% or more of the outstanding Voting Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in-Event.” Any Alcan Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in-Event.

A “Permitted Bid” is a take-over bid made by an offeror by means of a take-over bid circular sent to holders of Voting Shares and which complies with the following additional provisions:

(i)	the take-over bid is made to all holders of Voting Shares as registered on the books of Alcan, other than the party making the take-over bid;

(ii)

the take-over bid contains, and the take-up and payment for securities tendered or deposited to the take-over bid is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the take-over bid (A) prior to the close of business on a date which is not less than 60 days following the date of the take-over bid and (B) only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been tendered or deposited pursuant to the take-over bid and not withdrawn;

(iii)

unless the take-over bid is withdrawn, the take-over bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time described in clause (ii) above and that any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(iv)

the take-over bid also contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in clause (ii)(B) above is satisfied, the party making the take-over bid will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

If, at the end of the 60-day period referred to in clause (ii) above, more than 50% of the Voting Shares held by Independent Shareholders have been properly deposited under the Offer and not withdrawn, the Offerors may take-up and pay for the Alcan Common Shares but must extend the take-over bid for a further 10 business days to allow the remaining Alcan shareholders to deposit their Alcan Common Shares, as described in paragraph (iv) above. “Independent Shareholders” is defined in the Shareholders Rights Plan as holders of Voting Shares, not including any Acquiring Person or any person, entity or group which has made an offer to acquire 20% or more of Voting Shares (a “20% Offeror”) (including a 20% Offeror who is making a Permitted Bid or offer otherwise permitted under the Shareholder Rights Agreement) other than any person, entity or group who is not deemed to beneficially own the Voting Shares held by such person, entity or group, any affiliate or associate of any such Acquiring Person or 20% Offeror or any person, entity or group acting jointly or in concert with such Acquiring Person or 20% Offeror, or persons, entities or groups with rights or powers under any employee stock ownership plans, benefit plans, deferred profit sharing and any other similar plan or trust for the benefit of employees of Alcan or a subsidiary of Alcan, unless the beneficiaries of such plan or trust direct the manner in which such Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a take-over bid.

Under the Shareholder Rights Agreement, the board of directors of Alcan has the discretion prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid made by means of a take-over bid circular sent to all holders of record of Voting Shares, to waive the application of the Shareholder Rights Agreement to such Flip-in Event, provided that such waiver shall automatically constitute a waiver of the application of such provisions to any other Flip-in Event made by means of a take-over bid circular to all holders of record of Voting Shares. The board of directors of Alcan also has the right, acting in good faith and with the prior consent of the holders of Voting Shares or Alcan Rights, at any time prior to the occurrence of a Flip-in Event, to redeem all (but not less than all) of the Alcan Rights at a redemption price of $0.01 per Alcan Right, subject to certain adjustments.

It is a condition of the Offer that, with respect to the Shareholder Rights Agreement, the Offerors shall have determined that (i) on terms satisfactory to the Offerors, the board of directors of Alcan shall have redeemed all outstanding Alcan Rights issued or issuable pursuant to the Shareholder Rights Agreement or waived the application of the Shareholder Rights Agreement to the acquisition of Alcan Common Shares by the Offerors or any of their respective affiliates under the Offer or in any subsequent acquisition transaction, or (ii) the Shareholder Rights Agreement does not and will not materially adversely affect the ability of the Offerors to consummate the Offer or any subsequent acquisition transaction or render the consummation of the Offer or any subsequent acquisition transaction more costly to the Offerors, or (iii) a cease trading order or an injunction shall have been issued by the applicable regulatory authorities or a court of competent jurisdiction that has the effect of prohibiting or preventing the exercise of the Alcan Rights or the issue of Alcan Common Shares upon the exercise of the Alcan Rights in relation to the Offer or any subsequent acquisition transaction, which cease trading order or injunction shall be in full force and effect or (iv) a court of competent jurisdiction shall have rendered a final and non-appealable order that the Alcan Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer or any subsequent acquisition transaction. See the section entitled “Offer — Conditions of the Offer.”

The Offerors have structured the Offer to meet the requirements of the definition of a ‘‘Permitted Bid’’ under the Shareholder Rights Agreement and believe that the Offer constitutes such a “Permitted Bid”. In particular, the Offerors believe that the Offerors’ undertaking not to amend the Offer in such a manner as would cause the expiration time to occur earlier than July 10, 2007, the fact that the conditions of the Offer must be satisfied or waived at or immediately prior to the expiration time and certain conditions will not be waived and the Offerors’ statements in the Offer that all validly deposited and not properly withdrawn Alcan Common Shares will be taken up and paid for promptly following the expiration time, taken together, constitute the “irrevocable and unqualified” no-take up provision in respect of the first 60-day period of the Offer required under the definition of “Permitted Bid” under the Shareholder Rights Agreement and, accordingly, the Offerors irrevocably and unqualifiedly will not take up and pay for Alcan Common Shares earlier than July 10, 2007. If the Alcan Board of Directors does not confirm that the Offer is a Permitted Bid or otherwise waive the application of the Shareholder Rights Agreement to the Offer and any subsequent acquisition transaction, the Offerors may take legal action possibly including application to relevant securities regulatory authorities to obtain orders to cease trade the exercise of the Alcan Rights.

Take Up of, and Payment for, Deposited Alcan Common Shares

If all conditions described above in the section entitled “Conditions of the Offer” have been satisfied or waived by Alcoa on behalf of the Offerors at or immediately prior to the expiration time, all Alcan Common Shares that have been properly deposited and not withdrawn will be required to be taken up promptly following the expiration time. All Alcan Common Shares taken up under the Offer will be paid for promptly and, in any event, within three business days after having been taken up. Under Canadian law, such take up and payment must occur no later than 10 days after the expiration time. Any Alcan Common Shares deposited during the Subsequent Offering Period will be taken up immediately and paid for promptly.

Alcan Common Shares properly deposited and not withdrawn pursuant to the Offer will be deemed to have been taken up and accepted for payment if, as and when Alcoa, on behalf of the Offerors, gives written notice or other communication confirmed in writing to the Depositary at its principal office in New York to that effect.

Alcoa and Alcoa Holdco Canada, as applicable, will pay for Alcan Common Shares properly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and certificates representing Alcoa Common Shares for transmittal to depositing Alcan shareholders. Under no circumstances will interest accrue or be paid to persons depositing Alcan Common Shares by any of the Offerors or the Depositary, regardless of any delay in making payment for those shares.

All payments will be made in U.S. dollars, unless the Alcan shareholder elects to receive payment in Canadian dollars by checking the appropriate box in the Letter of Transmittal or the Notice of Guaranteed Delivery. The amount payable in Canadian dollars will be based on the Bank of Canada Noon Rate on the business day immediately preceding the date of delivery of such payment to the Depositary.

Fractional Alcoa Common Shares will not be issued pursuant to the Offer. Instead, the Depositary, acting as agent for Alcan shareholders otherwise entitled to receive fractional Alcoa Common Shares, will aggregate all fractional shares and sell them for the accounts of such shareholders. The proceeds realized by the Depositary upon the sale of such fractional shares will be distributed, net of commissions, to such shareholders on a pro rata basis. None of the Depositary, the Offerors or the Information Agent will guarantee any minimum proceeds from the sale of Alcoa Common Shares, and no interest will be paid on any such proceeds.

The Depositary will act as the agent of Alcan shareholders who have properly deposited Alcan Common Shares under the Offer for the purposes of receiving payment under the Offer and transmitting that payment to those Alcan shareholders, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by those Alcan shareholders who have properly deposited Alcan Common Shares.

Settlement with each Alcan shareholder who has properly deposited Alcan Common Shares under the Offer will be made by the Depositary forwarding a certificate for Alcoa Common Shares and a cheque payable in U.S. or Canadian funds in respect of any cash consideration payable (including cash in lieu of fractional shares) by first class mail representing payment for the Alcan Common Shares taken up. Unless otherwise specified by the Alcan shareholder in the Letter of Transmittal or Notice of Guaranteed Delivery, any cheque will be issued in U.S. funds in the name of the registered holder of the Alcan Common Shares so deposited and forwarded by first class mail to the address specified in the Letter of Transmittal. If no address is specified, any cheque will be sent to the address of the Alcan shareholder as shown on the register of Alcan shareholders maintained by or on behalf of Alcan. Cheques mailed in accordance with this paragraph will be deemed to be delivered and payment will be deemed to be made by Alcoa at the time of mailing.

If the Offer Consideration payable pursuant to the Offer is increased before the expiration time, the increased consideration will be paid in respect of all Alcan Common Shares acquired pursuant to the Offer, regardless of whether those shares were deposited before that increase in the consideration.

Right to Withdraw

Alcan Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Alcan shareholder (unless otherwise required or permitted by applicable law):

•	at any time before Alcan Common Shares deposited under the Offer are taken up and paid for by the Offerors under the Offer;

•

during the Subsequent Offering Period; provided, however, that this right of withdrawal will not apply in respect of Alcan Common Shares taken up and paid for by the Offerors prior to the Subsequent Offering Period; or

•	at any time before the expiration of the tenth day after the date upon which either:

(a)

a notice of change relating to a change that has occurred in the information contained in the Offer or the Circular, as amended from time to time, and such change is one that would reasonably be expected to affect the decision of an Alcan shareholder to accept or reject the Offer (other than a change that is not within the control of the Offerors or their affiliates, unless it is a change in a material fact relating to the Alcoa Common Shares); provided that such change occurs before the expiration time or after the expiration time but before the expiration of all rights of withdrawal in respect of the Offer; or

(b)

a notice of variation concerning a variation of the terms of the Offer (other than a variation consisting solely of an increase in the Offer Consideration where the time for deposit is not extended for a period greater than 10 days)

is first mailed, delivered or otherwise properly communicated.

The 10-day period referred to above may be extended to 10 business days where required by U.S. securities laws.

Notice of withdrawal of deposited Alcan Common Shares must (i) be made by a method that provides the Depositary with a timely written or printed copy of such notice; (ii) be made by or on behalf of the depositing Alcan shareholder; (iii) be signed by or on behalf of the depositing Alcan shareholder; (iv) specify such Alcan shareholder’s identity, the number of Alcan Common Shares to be withdrawn, and the name of the registered Alcan shareholder of the Alcan Common Shares being withdrawn; and (v) be actually received by the Depositary within the applicable time limits specified above.

If certificates evidencing the Alcan Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless the notice of withdrawal is signed by the registered owner of such Alcan Common Shares or such Alcan Common Shares have been deposited by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Alcan Common Shares have been deposited pursuant to the procedures for book-entry transfer as described in the section entitled “Manner of Acceptance” above, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Alcan Common Shares or otherwise comply with the procedures of CDS or DTC, as applicable.

Withdrawals may not be rescinded and will take effect upon actual receipt by the Depositary of a properly completed notice of withdrawal. Any Alcan Common Shares withdrawn will be deemed not properly deposited for the purposes of the Offer, but may be re-deposited at any time on or prior to the expiration time by following the applicable procedures described in the section entitled “Manner of Acceptance” above.

The Offerors will not amend the Offer in such a manner as would alter the withdrawal rights of Alcan shareholders.

In addition to the foregoing withdrawal rights, holders of Alcan Common Shares in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See the section entitled “Statutory Rights” in the Circular.

Ownership of Alcoa After the Offer

Based on the most recent publicly available information regarding the number of Alcan Common Shares outstanding and the number of Alcoa Common Shares outstanding, upon completion of the Offer and any subsequent acquisition transaction, former Alcan shareholders would own in the aggregate approximately 15% of the outstanding Alcoa Common Shares on a fully-diluted basis, representing approximately 15% of the aggregate voting power on a fully diluted basis assuming that:

•

Alcoa acquired, pursuant to the Offer or any subsequent acquisition transaction, all of the outstanding Alcan Common Shares, which is assumed to be 369,045,969 (which is the total number of shares outstanding on May 17, 2007 as reported in Alcan’s Schedule 14D-9 filed on May 22, 2007);

•

Alcoa acquired, pursuant to the Offer or any subsequent acquisition transaction, the Alcan Common Shares issuable on exercise of all outstanding options to purchase Alcan Common Shares, of which there were 8,581,805 as of May 17, 2007 as reported in Alcan’s Schedule 14D-9 filed on May 22, 2007, and all Alcan Common Shares issuable upon the exercise or conversion of all other outstanding Alcan awards, of which there were 1,092,605, as reported in Alcan’s Annual Report on Form 10-K for the year ended December 31, 2006; and

•	876,980,425 Alcoa Common Shares were outstanding and 70,631,480 Alcoa Common Shares are issuable upon the exercise or conversion of outstanding equity awards, each as of May 31, 2007.

Return of Alcan Common Shares

If any Alcan Common Shares deposited under the Offer are not taken up pursuant to the Offer, or certificates are submitted for more Alcan Common Shares than are properly deposited, certificates representing those Alcan Common Shares that are not taken up (or were not properly deposited) will be returned to the depositing shareholder without expense to the shareholder, or, in the case of Alcan Common Shares deposited by book-entry transfer into an account maintained by the Depositary with CDS or DTC, as applicable, those Alcan Common Shares that have not been taken up or properly deposited will be credited to the depositing shareholder’s account maintained by CDS or DTC, as applicable, in each case promptly after the expiration time or withdrawal or termination of the Offer.

Mail Service Interruption

Notwithstanding any other provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, certificates representing Alcoa Common Shares and other relevant documents will not be mailed if Alcoa determines, in its reasonable discretion on behalf of the Offerors, that delivery by mail may be delayed by a disruption of mail service. Holders of Alcan Common Shares entitled to cheques, certificates representing Alcoa Common Shares and/or other relevant documents that are not mailed for this reason may take delivery thereof at the office of the Depositary at which they deposited their Alcan Common Shares until such time as Alcoa has determined, in its reasonable discretion, that delivery by mail will no longer be delayed. Notwithstanding the section entitled “Take Up of, and Payment for, Deposited Alcan Common Shares” above, but subject to the section entitled “Notice” below, cheques, certificates representing Alcoa Common Shares and other relevant documents not mailed for this reason will, subject to applicable law, be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Alcan Common Shares were deposited. Notice of any such determination by Alcoa shall be given to holders of Alcan Common Shares in accordance with the section entitled “Notice” below.

Notice

Except as otherwise provided in the Offer, any notice that the Offerors or the Depositary may provide, give or cause to be given under the Offer will be deemed to have been properly given if mailed to the registered holders of Alcan Common Shares at their respective addresses appearing in the registers maintained in respect of such Alcan Common Shares and will be deemed to have been delivered and received on the mailing date. These provisions shall apply notwithstanding any accidental omission to provide or give notice to any one or more holders of Alcan Common Shares and notwithstanding interruption of mail service in Canada, the U.S. or elsewhere following mailing. In the event of any interruption of mail service, Alcoa intends to make reasonable efforts to disseminate the notice, on behalf of the Offerors, by other means, such as publication. Subject to the approval of applicable regulatory authorities, in the event of any interruption of mail service, any notice that the Offerors or the Depositary may provide, give or cause to be given under the Offer will be deemed to have been properly provided or given to or received by holders of Alcan Common Shares if it is (i) given to the NYSE and the TSX for dissemination through their facilities, (ii) published once in La Presse, The Globe and Mail and The Wall Street Journal, or (iii) given to the Canada Newswire Service and the Dow Jones Newswire.

Dividends and Distributions

If, on or after the date of the Offer, Alcan should subdivide, consolidate or otherwise materially change any of the Alcan Common Shares or its capitalization or disclose that it has taken any such action, Alcoa on behalf of the Offerors may make such adjustments as it deems appropriate to reflect such subdivision, consolidation or other change in the purchase price and other terms of the Offer including without limitation the type of securities offered to be purchased and the amounts payable therefor.

Alcan Common Shares acquired pursuant to the Offer shall be acquired free and clear of all encumbrances, together with all rights and benefits arising therefrom including the right to any and all cash and stock dividends, securities, rights, warrants or other interests or distributions which may be accrued, declared, paid, issued, distributed, made or transferred on or in respect of such Alcan Common Shares and which are made payable or distributable to the holders of those Alcan Common Shares of record on a date on or after the date of the Offer. If Alcan should declare or pay any cash or stock dividend (other than its normal quarterly cash dividend per Alcan Common Share of $0.20 or less) or make any other distribution on, or issue any securities, rights, warrants or other interests or distributions in respect of, deposited Alcan Common Shares after the date of the Offer, such dividend, distribution or rights will be received and held by the depositing Alcan shareholder for the account of Alcoa or Alcoa Holdco Canada, as the case may be, and (i) to the extent that such cash dividends or cash distributions do not exceed the amount payable in cash to the depositing Alcan shareholder pursuant to the Offer, the amount payable to the depositing Alcan shareholder will be reduced by the amount of any such dividend or distribution; and (ii) the amount by which any such cash dividend or cash distribution exceeds the amount payable in cash to the depositing Alcan Shareholder together with any non-cash dividend, distribution or rights, shall be remitted promptly by the depositing holder to the Depositary or another person designated by Alcoa for the Offerors’ account accompanied by appropriate documentation of transfer. Pending such remittance, Alcoa or Alcoa Holdco Canada, as the case may be, shall be entitled to all rights and privileges as the owner of any such dividend, distribution or rights and may deduct the value thereof from the amount payable in cash by it pursuant to the Offer to the depositing Alcan shareholder. Based on publicly available information, as of June 6, 2007, Alcan has neither declared nor paid any cash or stock dividend since Alcan declared its normal quarterly cash dividend of $0.20 per Alcan Common Share on April 26, 2007.

Market Purchases

None of the Offerors will acquire beneficial ownership of Alcan Common Shares while the Offer is outstanding, other than pursuant to the Offer.

Although the Offerors have no present intention to sell Alcan Common Shares taken up under the Offer, subject to compliance with applicable securities laws, the Offerors reserve the right to make or to enter into an arrangement, commitment or understanding at or prior to the expiration time to sell any such shares after the expiration time.

Unauthorized Representations

No person has been authorized to provide any information or make any representation on behalf of the Offerors or their respective affiliates not contained in, referred to or incorporated by reference into, this document and, if given or made, such information or representation must be considered as not having been authorized by the Offerors.

Other Terms

The provisions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other documents disseminated therewith collectively comprise the terms and conditions of the Offer.

Alcoa shall determine all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity (including time of receipt) of any acceptance of the Offer and any withdrawal of Alcan Common Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Alcan Common Shares or notice of withdrawal of Alcan Common Shares, and the due completion and execution of the Letter of Transmittal or Notice of Guaranteed Delivery. Alcoa’s determination of such matters shall be final and binding for all purposes. Alcoa, on behalf of the Offerors, reserves the right to waive any defect in acceptance with respect to any particular Alcan Common Share or any particular Alcan shareholder. There shall be no obligation on the Offerors, a Soliciting Dealer (if Alcoa decides to form a Soliciting Dealer Group), the Dealer Managers, the Information Agent or the Depositary to give notice of any defects or irregularities in any acceptance or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notification.

The Offerors reserve the right to determine which of the Offerors will take up individual Alcan Common Shares deposited under the Offer. In any event, each of the Offerors will take appropriate steps to ensure that the proper consideration is available from the specific Offeror taking up Alcan Common Shares pursuant to the Offer.

The Offerors reserve the right to transfer or assign, in whole or from time to time in part, to one or more of their respective affiliates, the right to purchase all or any portion of the Alcan Common Shares deposited pursuant to the Offer. Any such transfer will not relieve the Offerors of their obligations under the Offer and will not prejudice the rights of Alcan shareholders depositing Alcan Common Shares to receive payment for Alcan Common Shares validly deposited and taken up pursuant to the Offer.

While the Offer is being made to all holders of Alcan Common Shares, this document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of any such jurisdiction. However, the Offerors may, in their sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction. Any holder of Alcan Common Shares in a jurisdiction in which such offer or solicitation is unlawful may collect copies of this Offer to Purchase and related documents at the office of the Depositary set forth on the back cover of this Offer to Purchase.

These securityholder materials are being sent to both registered and non-registered owners of Alcan Common Shares. If you are a non-registered owner, and the Offerors or their agents have sent these materials directly to you, your name and address, and information about your holding of Alcan Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The Circular contains additional information relating to the Offer.

Dated: June 7, 2007

ALCOA INC.	ALCOA HOLDCO CANADA ULC

By: /s/ ALAIN J.P. BELDA	By: /s/ ALAIN J.P. BELDA

Chairman and Chief Executive Officer	President and Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offer, dated June 7, 2007 by the Offerors to purchase all of the issued and outstanding Alcan Common Shares, including Alcan Common Shares that may become outstanding upon the exercise of options or other rights (other than the Alcan Rights) to acquire Alcan Common Shares after the date of the Offer but before the completion of the Offer. Alcan shareholders should refer to the Offer for details of the terms and conditions, including details as to payment and withdrawal rights.

Appendix A (Directors and Executive Officers of the Offerors) also forms part of this Circular. Capitalized words and terms used in this Circular but not defined herein shall have the meanings given to them in the Offer.

As of the date of this Circular, the Offerors have not had access to the non-public books and records of Alcan, and, although they have no reason to doubt the accuracy of Alcan’s public filings, the Offerors are not in a position to independently verify the information in Alcan’s publicly filed documents, including its financial statements. As a result, all historical information regarding Alcan included or incorporated by reference herein, including all Alcan financial information and all pro forma financial information reflecting the pro forma effects of a combination of Alcan and Alcoa derived in part from Alcan’s financial information, has been derived by necessity from Alcan’s public reports and securities filings. See the section entitled “Risk Factors — The Offerors have been unable to independently verify the accuracy and completeness of the Alcan information in the Offer” on page 28.

ABOUT ALCOA INC.

Alcoa is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina facilities, and is active in all major aspects of the industry: technology, mining, refining, smelting, fabricating, and recycling. Aluminum is a commodity that is traded on the London Metal Exchange (LME) and priced daily based on market supply and demand. Aluminum and alumina represent approximately three-fourths of Alcoa’s revenues, and the price of aluminum influences the operating results of Alcoa. Nonaluminum products include precision castings, industrial fasteners, consumer products, food service and flexible packaging products, plastic closures and electrical distribution systems for cars and trucks. Alcoa’s products are used worldwide in aircraft, automobiles, commercial transportation, packaging, consumer products, building and construction, and industrial applications.

Alcoa is a global company operating in 44 countries. North America is the largest region with 59% of Alcoa’s revenues. Europe is also a significant region with 24% of Alcoa’s revenues. In addition, Alcoa has investments and activities in Australia, Brazil, China, Iceland, Jamaica and Russia, which present opportunities for substantial growth. Governmental policies and other economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, affect the results of operations in these countries.

Alcoa’s operations consist of six worldwide segments: Alumina, Primary Metals, Flat-Rolled Products, Extruded and End Products, Engineered Solutions, and Packaging and Consumer.

Alcoa was incorporated in 1888, in Pennsylvania, United States. Alcoa’s principal executive offices are located at 390 Park Avenue, New York, New York 10022-4608, and Alcoa’s telephone number is (212) 836-2674. Alcoa’s website is www.alcoa.com. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not incorporated by reference into the Offer, and you should not consider information contained on the website as part of the Offer or this Circular.

Additional information regarding Alcoa is included in Alcoa’s public filings incorporated by reference herein and in Appendix A (Directors and Executive Officers of the Offerors), which is incorporated into and forms part of this Circular.

Recent Developments

On April 25, 2007, Alcoa announced that it would explore strategic alternatives for the disposition of its Packaging and Consumer segment which generated approximately $3.2 billion in revenues and $95 million in after-tax operating income in 2006, representing approximately 10% of Alcoa’s 2006 revenues and approximately 3% of Alcoa’s 2006 after-tax operating income. Businesses that will be included in the review of strategic alternatives include: Flexible Packaging, Closure Systems International, Consumer Products and Reynolds Food Packaging. In total, these packaging businesses have approximately 10,000 employees in 22 countries around the world. Separately, Alcoa also announced on April 25, 2007 that it would explore strategic alternatives involving its Electrical and Electronic Solutions (formerly the AFL wireharness business) and automotive castings businesses. These businesses had combined 2006 revenues of approximately $1.6 billion and were marginally profitable. Alcoa can provide no assurance as to whether any transaction will be consummated involving any of the businesses under consideration and, if consummated, the terms on which such transaction will be consummated or the timing of any such consummation. For 2006, the estimated revenues of the combined company, adjusted to reflect the disposition of such business segments, would have been approximately $49.2 billion.

Alcoa Common Shares

Alcoa is authorized to issue up to 1,800,000,000 Alcoa Common Shares, of which, at May 31, 2007:

(i) 876,980,425 Alcoa Common Shares were outstanding and 47,594,113 Alcoa Common Shares were held as treasury stock;

(ii) 70,631,480 Alcoa Common Shares were issuable upon the exercise or conversion of outstanding equity awards; and

(iii) 112,913,253 Alcoa Common Shares were reserved for issuance in connection with future equity grants.

Holders of Alcoa Common Shares are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate votes in elections of directors. Subject to any preferences applicable to any shares of preferred stock outstanding at the time, holders of Alcoa Common Shares are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor and, in the event of Alcoa’s liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Alcoa Common Shares have no preemptive rights and have no rights to convert their Alcoa Common Shares into any other security. The outstanding common stock is fully-paid and non-assessable.

Alcoa’s share repurchase program was approved by the Alcoa board of directors and publicly announced on January 19, 2007. The program authorizes the repurchase of up to 87 million Alcoa Common Shares from time to time, directly or through brokers or agents, and has no expiration date. This new repurchase program supersedes the share repurchase program authorized by the Alcoa board of directors on July 13, 2001. As of May 4, 2007, Alcoa had repurchased 1.8 million Alcoa Common Shares under the current share repurchase program. Alcoa has suspended its share repurchase program during the pendency of the Offer. Alcoa’s articles of incorporation provide that Alcoa shall not knowingly engage, directly or indirectly, in any stock repurchase from any interested shareholder (beneficial owner of voting stock representing 5% or more of votes entitled to be cast) without the affirmative vote of not less than a majority of votes entitled to be cast by the holders of all then outstanding shares of voting stock which are beneficially owned by persons other than such interested shareholder. This provision is not applicable to repurchases if either (i) the stock repurchase is made pursuant to a tender offer or exchange offer for a class of capital stock made available on the same basis to all holders of such class of capital stock, or (ii) the stock repurchase is made pursuant to an open market purchase program approved by a majority of the continuing directors, provided that such repurchase is effected on the open market.

The transfer agent and registrar for Alcoa Common Shares, which are listed on the NYSE, is Computershare Trust Company, N.A.

Alcoa Serial Preferred Stock

Alcoa is authorized to issue up to 660,000 shares of Alcoa Serial Preferred Stock, par value $100 per share, and 10,000,000 shares of Alcoa Class B Serial Preferred Stock, par value $1.00 per share, of which, at March 31, 2007, 546,024 shares of Alcoa Serial Preferred Stock and no shares of Alcoa Class B Serial Preferred Stock were outstanding.

Alcoa’s articles of incorporation provide that preferred stock will be issued in one or more series. The Alcoa board of directors has the authority to designate each series of preferred stock so as to distinguish the series from the shares of all other series and classes of preferred stock. The Alcoa board of directors may, from time to time, divide shares of preferred stock into series and fix and determine the number of shares and the relative rights and preferences of any such series, provided that all shares of preferred stock must be identical except as to the rate of dividend, the price at, and the terms and conditions on, which shares may be redeemed, the amounts payable on shares in the event of voluntary or involuntary liquidation, sinking fund provisions for the redemption or purchase of shares in the event shares are issued with sinking fund provisions, and the terms and conditions on which the shares of any series may be converted in the event the shares of any series are issued with privilege of conversion.

Holders of Alcoa Serial Preferred Stock are entitled to receive, when and as declared by the Alcoa board of directors, out of legally available funds, cumulative cash dividends at the annual rate of $3.75 per share, payable quarterly. Alcoa may redeem all or any part of the outstanding Alcoa Serial Preferred Stock at any time at the option of the Alcoa board of directors with no less than 30 days notice at a redemption price of par plus accrued dividends. Upon liquidation, dissolution or winding up of Alcoa, holders of the then outstanding shares of Alcoa Serial Preferred Stock are entitled to receive, out of the assets of Alcoa available for distribution to shareholders, $100 per share plus accrued and unpaid dividends, before any distribution of assets is made to or set apart for the holders of Alcoa Class B Serial Preferred Stock or Alcoa Common Shares. Holders of preferred stock have no preemptive rights and no conversion rights. Holders of Alcoa preferred stock have no voting rights, except when accrued dividends have not been paid or as otherwise required by law. In addition, without the consent of a majority of the number of shares of Alcoa preferred stock outstanding, Alcoa may not (i) merge, consolidate with or into any other corporation if the surviving corporation would have any authorized class of stock ranking senior to or on a parity with the Alcoa preferred stock then outstanding; (ii) authorize an additional class of stock ranking on a parity with the Alcoa preferred stock then outstanding as to dividends or assets; or (iii) increase the authorized number of shares of preferred stock or of any class of stock ranking on a parity with the Alcoa preferred stock then outstanding as to dividends or assets. Furthermore, without the consent of  2/3 the number of shares of Alcoa preferred stock then outstanding, Alcoa may not (a) change the rights and preferences of the Alcoa preferred stock then outstanding as set out in the articles or as fixed by the Alcoa board of directors so as to affect such stock adversely; (b) authorize an additional class of stock ranking senior to the Alcoa preferred stock then outstanding as to dividends or assets; (c) increase the authorized number of shares of any class of stock ranking senior to the Alcoa preferred stock then outstanding as to dividends or assets; or (d) sell, lease, convey or part with control of all or substantially all of its property or business or voluntarily liquidate, dissolve or wind up its affairs.

Interests of Certain Persons in the Offer

Except as set forth in this Offer, neither Alcoa nor, to the best of the Offerors’ knowledge, any of Alcoa’s directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Alcan. Alcoa does not believe that the Offer and the subsequent acquisition transaction will be deemed to be a change in control impacting grants under any of Alcoa’s equity plans, or a change in control under any employment agreements between Alcoa and any of its employees.

Dividend Policy

The following table sets forth, for each of the calendar quarters indicated, the amount of dividends paid (or payable) on each Alcoa Common Share:

2005
First Quarter	$0.15
Second Quarter	0.15
Third Quarter	0.15
Fourth Quarter	0.15
2006
First Quarter	0.15
Second Quarter	0.15
Third Quarter	0.15
Fourth Quarter	0.15
2007
First Quarter	0.17
Second Quarter	0.17

Alcoa’s objective is to pay dividends on the Alcoa Common Shares at rates competitive with its peer group and other investments of equal risk and consistent with the need to reinvest earnings for long term growth. Alcoa currently intends to pursue a policy of paying quarterly dividends; however, the payment and level of future dividends will be determined by the board of directors of Alcoa in light of earnings from operations, capital requirements and the financial condition of Alcoa. While Alcoa does not currently expect its ability to pay future dividends to be limited by the significant increase in annual debt service obligations arising from consummation of the Offer, such increase combined with other factors could contribute to a decision by the board of directors to change dividend payments. Alcoa’s ability to pay dividends is not limited by any restrictive covenants in its debt obligations. Quarterly dividends are paid to shareholders of record at each quarterly distribution date.

ABOUT ALCOA HOLDCO CANADA ULC

Alcoa Holdco Canada ULC is a newly-formed unlimited liability company organized under the laws of the Province of Nova Scotia, Canada, and a wholly owned subsidiary of Alcoa. Alcoa Holdco Canada was organized solely for the purpose of making the Offer and has not otherwise conducted any business activities to date. Alcoa Holdco Canada’s registered offices are located at 1959 Water Street, Suite 900, Halifax, Nova Scotia, B3J 3N2. Additional information regarding Alcoa Holdco Canada is included in Appendix A (Directors and Executive Officers of the Offerors), which is incorporated into and forms part of this Circular.

ABOUT ALCAN INC.

As of the date of this Offer to Purchase, the Offerors have not had access to the non-public books and records of Alcan, and, although they have no reason to doubt the accuracy of Alcan’s public filings, the Offerors are not in a position to independently verify the information in Alcan’s publicly filed documents, including its financial statements. As a result, all historical information regarding Alcan included or incorporated by reference herein, including all Alcan financial information and all pro forma financial information reflecting the pro forma effects of a combination of Alcan and Alcoa derived in part from Alcan’s financial information, has been derived by necessity from Alcan’s public reports and securities filings. See the section entitled “Risk Factors — The Offerors have been unable to independently verify the accuracy and completeness of the Alcan information in the Offer” on page 28.

Alcan Inc. is the parent company of an international group involved in many aspects of the aluminum, engineered products and packaging industries. Through subsidiaries, joint ventures and related companies around the world, the activities of Alcan include bauxite mining, alumina refining, production of specialty alumina, aluminum smelting, manufacturing and recycling, engineered products, flexible and specialty packaging, as well as related research and development. Alcan operates through four business groups, each responsible for the different business units of which they are comprised including: Bauxite and Alumina, Primary Metal, Engineered Products and Packaging.

Alcan was first chartered as Northern Aluminum Company, Limited in 1902, in Canada. Alcan’s principal executive offices are located at 1188 Sherbrooke Street West, Montreal, Québec, Canada H3A 3G2, and Alcan’s telephone number is (514) 848-8000. Alcan’s website is www.alcan.com. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not incorporated by reference into the Offer, and you should not consider information contained on the website as part of the Offer or this Circular.

Alcan is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities and with the SEC. Such documents are available without charge at www.sedar.com and www.sec.gov. The foregoing Internet websites are inactive textual references only, meaning that the information contained on the websites is not incorporated by reference into the Offer, and you should not consider information contained on the websites as part of the Offer or this Circular.

Recent Developments

Alcan announced on April 30, 2007, that it signed a Heads of Agreement with Saudi Arabian mining company Ma’aden to develop a proposed $7 billion integrated aluminum “mine-to-metal” project including bauxite mining, alumina refining, power generation and aluminum smelting. According to the announcement, Alcan would hold a 49% stake in the project and would provide technology and operating management support, with Ma’aden holding the balance of 51% ownership. The announcement also indicated that the initial operations would include an alumina plant, an aluminum smelter and power generation facilities, and such operations would be located in Saudi Arabia. Alcan announced that the next steps in connection with the project will include completing the joint venture agreement and pursuing project financing arrangements for capital costs.

Alcan Authorized and Outstanding Share Capital

Alcan Common Shares

Alcan is authorized to issue an unlimited number of Alcan Common Shares. Based on information in Alcan’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on May 22, 2007 and in Alcan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, there were (i) 369,045,969 Alcan Common Shares outstanding as of May 17, 2007, (ii) 8,581,805 Alcan Common Shares issuable upon the exercise of outstanding stock options to purchase Alcan Common Shares as of May 17, 2007 and (iii) approximately 1,092,605 Alcan Common Shares issuable upon the exercise or conversion of other outstanding Alcan awards as of December 31, 2006.

The Alcan Common Shares are subject to the prior rights, privileges, restrictions and conditions attached to any outstanding Alcan preference shares and the holders of the Alcan Common Shares are entitled (i) to cast one vote for each share held of record on each matter submitted to vote at all meetings of shareholders of Alcan, except meetings at which only holders of other classes of shares are entitled to vote; (ii) to receive any dividends declared thereon; and (iii) to receive the remaining property of Alcan upon dissolution.

Alcoa initially announced the Offer before the opening of trading on the TSX and NYSE on May 7, 2007. On May 4, 2007, the last full trading day before the Offerors announced the Offer, the closing price of Alcan Common Shares on the TSX and NYSE was Cdn$67.55 and $61.03, respectively. The average closing price of the Alcan Common Shares on the TSX and NYSE for the 30 trading days ending May 4, 2007 was Cdn$62.81 and $55.36, respectively. On June 6, 2007, the most recent practicable date prior to the date of this Offer to Purchase, the closing price per Alcan Common Share reported on the TSX and NYSE was Cdn$88.17 and $83.45, respectively. We urge you to obtain a recent quotation for the Alcan Common Shares before determining whether or not to deposit your Alcan Common Shares in the Offer.

Alcan Preference Shares

Alcan is authorized to issue an unlimited number of preference shares issuable in series, of which, at December 31, 2006, there were: (i) in the aggregate, 5,699,900 Series C Preference Shares and 1985 Series C Preference Shares outstanding; and (ii) 2,999,000 Series E Preference Shares outstanding.

Provisions applicable to preference shares as a class

“Blank Check” Class. The preference shares may be issued at any time or from time to time in one or more series, each series consisting of such number of shares and having such preferred, deferred or other special rights, restrictions, conditions, limitations or designations attaching thereto including, without limiting the generality of the foregoing, such rates, amounts or methods of calculation of cumulative preferred dividends, redemption price, conversion rights (if any), sinking or purchase fund (if any), retraction provisions (if any), voting rights, and provisions for the amendment of such rights, restrictions, conditions, limitations or designations (the whole subject to the rights, privileges, restrictions and conditions attaching to the preference shares as a class) as are prescribed from time to time before issuance by any resolution providing for the issue of the preference shares of any series which may be passed by Alcan’s directors.

Rank. The rights, privileges, restrictions and conditions attaching to the preference shares are subject and subordinate to those attaching to the First Preferred Shares and to the Second Preferred Shares, but only to the extent that they may conflict therewith. On the basis of the Restated Articles of Incorporation of Alcan dated January 6, 2005, Alcoa understands the First Preferred Shares and Second Preferred Shares are no longer authorized.

Liquidation Preference. The preference shares of each series rank pari passu with the preference shares of every other series and are entitled to preference over the Common Shares and over any other shares ranking junior to the preference shares with respect to payment of dividends or distribution of assets in the event of the liquidation, dissolution or winding up of Alcan, whether voluntary or involuntary, or any other distribution of assets of Alcan among its shareholders for the purpose of winding up its affairs.

Dividends. The holders of the preference shares are entitled to receive cumulative, preferential, cash dividends at such rates, in such amounts and payable at such intervals as prescribed for each series.

Repurchase. Subject to the provisions of the CBCA and the provisions relating to any particular series, Alcan may at any time or from time to time, at its option, purchase (if obtainable) for cancellation out of capital or otherwise pursuant to the CBCA, the whole or any part of the preference shares or any one or more series outstanding from time to time in the open market, by invitation for tenders addressed to all holders of record of the series of preference shares proposed to be purchased or by private contract at the lowest price or prices at which, in the opinion of Alcan’s treasurer or an assistant treasurer, such shares are obtainable, but not exceeding the price at which such shares could be redeemed at the time of purchase or, if not then callable for redemption, on the date of their first becoming redeemable, together with an amount equal to all dividends, if any, accrued thereon up to the date of purchase and then remaining unpaid, whether or not earned or declared plus costs of purchase. Further detailed procedures for the repurchase of preference shares are set forth in Alcan’s articles of incorporation.

Redemption. Subject to the provisions of the CBCA and the provisions relating to any particular series, Alcan may, upon giving notice as described below, redeem out of capital or otherwise pursuant to the CBCA at any time the whole or from time to time any part of the then outstanding preference shares of any series at such redemption price as prescribed for such series, together with an amount equal to all dividends, if any, accrued thereon up to the date fixed for redemption and then remaining unpaid, whether or not earned or declared. In case only a part of the preference shares of any series is to be redeemed, the shares of such series to be redeemed will be selected by lot in such manner as Alcan’s board of directors may determine or if the directors so determine, may be redeemed pro rata disregarding fractions and Alcan’s board of directors may make such adjustments as may be necessary to avoid redemption of fractional parts of shares.

Voting Rights/Attending Shareholder Meetings. Except for the limited exceptions specified in Alcan’s articles of incorporation and subject to the provisions relating to any particular series, the holders of preference shares are not entitled to receive notice of or to attend any meeting of Alcan’s shareholders or to vote at any such meeting. Without the consent given by way of special resolution of the holders of Alcan Common Shares, there shall not be created or issued any series of preference shares to which are attached voting rights other than voting rights arising only in the event of non-payment of dividends thereon.

Voting. At any meeting of the holders of preference shares, without distinction as to series, each holder is entitled to one vote in respect of each dollar of issue price of preference shares held by such holder, whether such issue price is in Canadian or U.S. currency. At any meeting of the holders of preference shares of any particular series, each holder is entitled to one vote in respect of each preference share of such series held by such holder.

Amendment. The provisions of the preference shares may be repealed or amended in whole or in part, but only with the approval of the holders of the preference shares, except that without such approval Alcan’s directors may change the designation of the preference shares or any series thereof.

Series C Preference Shares

Description. The third series of preference shares consist of 4,199,900 Floating Rate Cumulative Redeemable Preference Shares, Series C, 1984 Issue.

Issue Price. Cdn$25.00 per share.

Dividends. The holders of Series C Preference Shares are entitled to receive a quarterly cumulative preferential cash dividend in an amount determined by applying to Cdn$25.00 per share, 25% of the greater of (1) 72% of the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods, and (2) the lesser of 7.5% and the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods. Unless all dividends then payable on the preference shares have been declared and paid or set apart for payment, Alcan will (1) not pay any dividends, other than stock dividends, or make any distributions on any shares ranking junior to the preference shares with respect to the payment of dividends or return of capital, (2) retire for value any shares ranking junior to the preference shares with respect to payment of dividends or return of capital, or (3) except in connection with the exercise of retraction privilege, retire less than all of a series of preference shares.

Redemption. The Series C Preference Shares may be redeemed at the option of Alcan on at least 30 days’ notice prior to the date fixed for redemption in whole at any time or in part from time to time on payment of the redemption price of Cdn$25.00 for each share to be redeemed, together in each case with an amount equal to all accrued and unpaid dividends to the date fixed for redemption.

Creation or Issue of Additional Shares. So long as any of the Series C Preference Shares are outstanding, Alcan will not, without the prior approval of the holders of the Series C Preference Shares, create or issue any shares ranking prior to or on a parity with the Series C Preference Shares with respect to return of capital or payment of dividends, provided that Alcan may without such approval, if all dividends then payable on the Series C Preference Shares have been declared and paid or set apart for payment, issue additional series of preference shares.

Voting Rights. The holders of the Series C Preference Shares are not entitled (except as specifically provided in Alcan’s articles of incorporation) to receive notice of or to attend any meeting of Alcan’s shareholders or to vote at any such meeting unless and until Alcan from time to time fails to pay in the aggregate six quarterly dividends on the Series C Preference Shares on the dividend payment dates (whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Alcan properly applicable to the payment of dividends). Thereafter, but only so long as any dividends on the Series C Preference Shares remain in arrears, the holders of the Series C Preference Shares are entitled to receive notice of and to attend, but not to vote at, all meetings of shareholders of Alcan and are entitled on any election of directors, together with holders of shares of all other series of preference shares having the right to vote in similar circumstances, voting separately and exclusively as a class, to elect two members of the board of directors of Alcan. Each holder of preference shares entitled to so vote is entitled to one vote in respect of each dollar of issue price of preference shares held by him whether such issue price is in Canadian or U.S. currency.

Rights on Liquidation. In the event of the liquidation, dissolution or winding-up of Alcan or other distribution of assets of Alcan among shareholders for the purpose of winding up its affairs, the holders of the Series C Preference Shares are entitled to receive (i) the sum of Cdn$25.00 per share together with all accrued and unpaid dividends up to and including the date of distribution, and (ii) if such liquidation, dissolution, winding-up or distribution is voluntary, an additional amount equal to the premium, if any, which would have been payable on the redemption of the Series C Preference Shares if they had been called for redemption by Alcan (a) on the date of distribution, or (b) if not then callable for redemption, on the date of their first becoming redeemable, before any amounts are paid to, or any property or assets of Alcan distributed among, the holders of any shares of Alcan ranking junior to the Series C Preference Shares. After payment to the holders of the Series C Preference Shares of the amounts so payable to them, they are not entitled to share in any further distribution of the property or assets of Alcan.

Amendments. The rights, privileges, restrictions and conditions attaching to the Series C Preference Shares may be repealed or amended in whole or in part but only with the approval of the holders of the Series C Preference Shares. However, Alcan’s board of directors may at any time, without such shareholder approval, but subject to the provisions of any applicable law, attach the right, exercisable at the option of the holder, to convert each Series C Preference Share into a preference share of another series.

1985 Series C Preference Shares

Description. The fifth series of preference shares consist of 1,500,000 Floating Rate Cumulative Redeemable Preference Shares, Series C, 1985 Issue.

Issue Price. Cdn$25.00 per share.

The provisions of the 1985 Series C Preference Shares are substantially the same as or identical to the provisions of the Series C Preference Shares.

As of December 31, 2006, there were, in the aggregate, 5,699,900 Series C Preference Shares and 1985 Series C Preference Shares issued and outstanding.

Series E Preference Shares

Description. The seventh series of preference shares consist of 2,999,000 Cumulative Redeemable Preference Shares, Series E.

Issue Price. Cdn$25.00 per share.

Dividends. The holders of the Series E Preference Shares are entitled to receive, as and when declared by the board or directors, a quarterly cumulative preferential cash dividend in an amount determined by applying to Cdn$25.00 per share, 25% of 75% of the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods.

Rights on Liquidation. In the event of the liquidation, dissolution or winding-up of Alcan or other distribution of assets of Alcan among shareholders for the purpose of winding-up its affairs, the holders of the Series E Preference Shares shall be entitled to receive the sum of Cdn$25.00 per share together with all accrued and unpaid dividends thereon up to and excluding the date of distribution, before any amount shall be paid to, or any property or assets of Alcan distributed among, the holders of any shares of Alcan ranking junior to the Series E Preference Shares. After payment to the holders of the Series E Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of Alcan.

The other provisions of the Series E Preference Shares are substantially the same as or identical to the provisions of the Series C Preference Shares and the 1985 Series C Preference Shares.

As of December 31, 2006, there were 2,999,000 Series E Preference Shares issued and outstanding.

Interests of Certain Persons in the Offer

Certain of Alcan’s employee benefit plans or agreements contain change of control clauses providing for compensation to be granted to certain senior officers of Alcan either upon a change of control, or if, following a change of control, Alcan terminated the employment relationship between Alcan and these employees, or if these employees terminate the employment relationship for defined reasons, including material diminution in duties and responsibilities. Certain of Alcan’s arrangements for non-executive directors contain change in control clauses providing for payments to be made if, following a change in control, the non-executive director’s services are terminated. If successful, the Offer would constitute a change of control of Alcan, thereby giving rise to potential change of control payments.

Dividend Policy

The following table sets forth, for each of the calendar quarters indicated, the amount of dividends paid (or payable) on each Alcan Common Share:

2005
First Quarter	$0.15
Second Quarter	0.15
Third Quarter	0.15
Fourth Quarter	0.15
2006
First Quarter	0.15
Second Quarter	0.15
Third Quarter	0.20
Fourth Quarter	0.20
2007
First Quarter	0.20
Second Quarter	0.20

According to its Annual Report on Form 10-K for the year ended December 31, 2006, Alcan currently intends to pursue a policy of paying quarterly dividends; however, the payment and level of future dividends will be determined by the Alcan Board of Directors in light of earnings from operations, capital requirements and the financial condition of Alcan. According to its Annual Report on Form 10-K for the year ended December 31, 2006, Alcan’s cash flow is generated principally from operations and also by dividends and interest payments from subsidiaries, joint ventures and related companies and its dividend and interest payments may be subject, from time to time, to regulatory or contractual restraints, withholding taxes and foreign governmental restrictions affecting repatriation of earnings.

RELATIONSHIPS BETWEEN THE OFFERORS AND ALCAN

Beneficial Ownership of and Trading in Securities of Alcan

No securities of Alcan, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of Alcan, by the Offerors or the Offerors’ directors or executive officers or, to the knowledge of such directors and executive officers after reasonable inquiry, by any of the Offerors’ associates, subsidiaries or affiliates, by any associate of such directors or executive officers or by any person or company owning, directly or indirectly, more than 10% of any class of securities of the Offerors. No person is acting jointly or in concert with the Offerors with respect to the Offer.

No securities of Alcan have been traded during the 12-month period preceding the date of the Offer by the Offerors or the Offerors’ directors or executive officers or, to the knowledge of such directors and executive officers after reasonable inquiry, by any of the Offerors’ associates, subsidiaries or affiliates, by any associate of such directors and executive officers or by any person or company owning, directly or indirectly, more than 10% of any class of securities of the Offerors.

Commitments to Acquire Securities of Alcan

Except pursuant to the Offer, neither the Offerors nor any of the Offerors’ directors or executive officers, nor to the knowledge of the Offerors’ directors and executive officers after reasonable inquiry, any of the Offerors’ associates, subsidiaries or affiliates, any associate of any of the Offerors’ directors or executive officers or any person or company beneficially owning, directly or indirectly, more than 10% of any class of securities of the Offerors has entered into any commitments to acquire any equity securities of Alcan.

Business Relationships Between Alcoa and Alcan

Aluminum is one of the most plentiful elements in the earth’s crust. Aluminum is produced primarily from bauxite, an ore containing aluminum in the form of aluminum oxide, commonly referred to as alumina. Aluminum is made by extracting alumina from bauxite and then removing oxygen from the alumina. Alcoa processes most of the bauxite that it mines into alumina.

Shared Bauxite Interests

Alcoa obtains bauxite from reserves held through a series of affiliated operating entities referred to as Alcoa World Alumina and Chemicals (“AWAC”). Generally, Alcoa owns 60% and Alumina Limited, an unaffiliated third party, owns 40% of the AWAC entities.

Two entities which are part of the AWAC group, Abalco, S.A. (“Abalco”) and Alcoa World Alumina LLC (“AWA LLC”), along with a subsidiary of Alcoa, Alcoa Aluminio S.A. (“Aluminio”) own interests in Mineracao Rio do Norte S.A. (“MRN”) which holds bauxite mining rights in Trombetas, Brazil. MRN is jointly owned with affiliates of Alcan, Companhia Brasileira de Aluminio, Companhia Vale do Rio Doce, BHP Billiton Plc and Norsk Hydro. Aluminio holds an 8.6% interest, Abalco holds a 4.6% interest, AWA LLC holds a 5% interest and Alcan holds a 12.5% interest in MRN. In addition to this shared ownership interest, each of Aluminio, Abalco, AWA LLC and Alcan purchases bauxite from MRN under long-term supply contracts.

AWA LLC and Alcan also purchase bauxite under long-term supply contracts with Compagnie des Bauxites de Guinée (“CBG”), which holds bauxite mining rights in Guinea. Halco (Mining), Inc. (“Halco”) holds a 51% interest and the Government of Guinea holds a 49% interest in CBG. Affiliates of Alcan hold a 43% interest, AWA LLC holds a 45% interest, and unaffiliated third parties hold a 12% interest in Halco.

Alumina Refineries

In November 2005, AWA LLC and Alcan announced the signing of a Basic Agreement with the Government of Guinea that sets forth the framework for development of a 1.5 million mtpy alumina refinery in Guinea, West Africa. The Basic Agreement was approved by the Guinean National Assembly in May 2006 and was promulgated into law by decree of the President of Guinea in July 2006.

In September 2005, Alcoa announced that its board of directors had approved plans to make further investments in Alcoa’s Brazilian “upstream” operations, including a 2.1 million mtpy expansion of the Alumar consortium alumina refinery in São Luís, state of Maranhao, Brazil (expected to increase the refinery’s capacity from 1.4 million mtpy to approximately 3.5 million mtpy beginning in late 2008, with Alcoa’s share of the total facility output more than doubling to 1.89 million mtpy based on its ownership stake through AWAC). Alcoa, through Abalco and Aluminio, owns a 54% interest, Alcan owns a 10% interest, and BHP Billiton owns a 36% interest in the expanded refinery.

Aluminum Smelters

An affiliate of Alcan holds a 25.05% interest and Alcoa holds a 74.95% interest in the Aluminerie de Becancour Inc. smelter situated in Québec.

Technology Licenses

Alcoa licenses AP30 technology from Aluminium Pechiney, a wholly owned subsidiary of Alcan, to operate its Fjarðaál aluminum smelter in east Iceland. Alcoa has also discussed arrangements relating to the purchase of rights from Aluminium Pechiney to build additional smelters with Alcan technology but has not entered into any binding purchase or license agreement with respect thereto. When Alcoa acquired Alumax, Inc. it acquired the rights of Alumax to build a smelter with AP30 technology.

Other Relationships

In January 2006, Mr. Ernesto Zedillo, a member of the Alcoa board of directors, was formally invited by Professor Jeffrey E. Garten, a colleague of Mr. Zedillo’s at Yale University, to serve as Chairman of the Global Advisory Network of a then newly established consulting firm, Garten Rothkopf. Mr. Zedillo accepted and since then has received an annual honorarium of $75,000 from Garten Rothkopf. Professor Garten was appointed to the Alcan board of directors in February 2007.

Arrangements, Agreements or Understandings

Except as described herein or appendices or documents attached hereto or incorporated by reference herein, neither the Offerors nor, to the best of the Offerors’ knowledge, any of the Offerors’ directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Alcan, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as described in the Offer, there have been no contacts, negotiations or transactions between the Offerors or, to the best of the Offerors’ knowledge, any of the Offerors’ directors, executive officers or other affiliates on the one hand, and Alcan or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Except as described herein or in appendices or documents attached hereto or incorporated by reference herein, neither the Offerors, nor, to the best of the Offerors’ knowledge, any of the Offerors’ directors, executive officers or other affiliates has had any transaction with Alcan or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations applicable to the Offer.

There are no arrangements or agreements made or proposed to be made between the Offerors and any of the directors or executive officers of Alcan and no payments or other benefits are proposed to be made or given by the Offerors to such directors or executive officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer described herein is consummated.

Acceptance of the Offer

As of the date of this Offer to Purchase, the Offerors have no knowledge as to whether any Alcan shareholder who has not already deposited Alcan Common Shares under the Offer will accept the Offer or as to whether any Alcan shareholder who may have deposited Alcan Common Shares under the Offer will not withdraw such deposited Alcan Common Shares.

Material Changes and Other Information

Except for the Offer described herein and as otherwise disclosed publicly by Alcan, Alcoa is not aware of any information which indicates that any material change has occurred in the affairs of Alcan since March 31, 2007, the date of the last available published financial statements of Alcan. As of the date of this Circular, Alcoa has no knowledge of any material fact omitted from the Offer which was required to be stated in the Offer or the statement of which was necessary in order to make the other statements in the Offer, in the light of the circumstances under which they were made, not misleading.

BACKGROUND TO THE OFFER

As part of the ongoing evaluation of its businesses, Alcoa regularly considers strategic acquisitions, capital investments, divestitures and other transactions.

In April 2005, Mr. Alain Belda, Chairman of the Board and Chief Executive Officer of Alcoa, requested that members of Alcoa management undertake a comprehensive evaluation of public information regarding Alcan and its businesses and operations to determine whether a business combination of Alcoa and Alcan was feasible and was likely to produce favorable results for the combined companies and their shareholders. At the Alcoa board of directors meeting on April 22, 2005, Alcoa’s management shared the results of this review. The board supported proceeding with a more comprehensive review of a business combination transaction, including the retention of external advisors.

At a meeting of the Alcoa board of directors on June 21, 2005, Mr. Belda and members of Alcoa senior management, together with representatives from Alcoa’s financial and legal advisors, reviewed with the board preliminary financial analyses and other information regarding a possible business combination with Alcan. At this meeting, the Alcoa board of directors authorized Mr. Belda to contact Mr. Travis Engen, President and Chief Executive Officer of Alcan, to explore the possibility of a business combination.

On June 27, 2005, at Mr. Belda’s request, Mr. Engen met with Mr. Belda at Mr. Engen’s executive offices in Stamford, Connecticut. During the meeting, Mr. Belda outlined the potential strategic benefits of a business combination of the two companies, including significant synergies and efficiencies that would result from the combination; the fact that a combination of Alcoa and Alcan would provide breadth and scale of operations that would improve both companies’ ability to deliver on their stated growth objectives; and how a larger, North American-based aluminum industry leader comprised of both companies would offer the best security for its future shareholders and other stakeholders in the face of a very competitive global marketplace, especially given the increasing competition from Russian and Chinese based competitors. Mr. Belda proposed exploring a merger of the two companies. Mr. Engen told Mr. Belda that he would consider the possibility of a business combination between Alcoa and Alcan and mentioned that this subject had been raised by Mr. Belda’s predecessor, but declined Mr. Belda’s suggestion that the two companies form small working teams to discuss issues in connection with a possible transaction.

On July 18, 2005, Mr. Belda and Mr. Engen met in New York City to continue their discussion of the strategic benefits of a business combination of Alcoa and Alcan. Mr. Belda reiterated the strategic benefits of a merger and indicated that he believed annual synergies in the range of approximately $1 billion could be achieved, the value of which would be available to the combined company’s shareholders. Mr. Engen indicated that this range of synergies was reasonable. He also reviewed Alcan’s regulatory experience in prior transactions. He stated that, although he had not reviewed this matter with his board, he was not interested in pursuing discussions of a combination.

The Alcoa board of directors met on July 27, 2005 to review the terms of a proposed combination transaction with Alcan. The board authorized Mr. Belda to send a letter to Mr. Engen outlining the proposal.

On July 29, 2005, Mr. Belda sent a letter to Mr. Engen setting forth the proposed terms for combining the two companies. The proposal was for a plan of arrangement pursuant to which Alcan shareholders would receive 1.40 Alcoa Common Shares in exchange for each Alcan Common Share. Mr. Belda’s July 29, 2005 letter expressed Alcoa’s strong belief that a combination of the two companies presented unique strategic, operational, financial and industrial benefits and opportunities for both companies’ respective shareholders and other stakeholders that were too compelling to be ignored. In the July 29, 2005 letter, Mr. Belda also explained that he anticipated that certain of Alcan’s directors and executive officers would play an ongoing role on the combined company’s board of directors and in its management. Mr. Belda confirmed Alcoa’s strong commitment to maintaining a continued presence in Canada following any combination.

On August 12, 2005, in response to Mr. Belda’s July 29, 2005 letter, Mr. Engen sent a letter to Mr. Belda stating that the Alcan board of directors and management had reviewed Alcoa’s proposal for a business combination between the two companies and had decided not to pursue the proposal. Mr. Engen’s August 12, 2005 letter went on to state that pursuing Alcoa’s proposal would subject Alcan to “significant value destruction risks,” but included no explanation regarding the nature of such risks.

In late August 2005, Mr. Belda contacted Mr. Engen and met with him in Lucerne, Switzerland, in an attempt to revive discussions of a business combination between Alcoa and Alcan. At this meeting, Mr. Engen expressed concerns regarding the regulatory approval process in connection with a possible combination of the two companies based primarily on the length of time the process had taken Alcan in past transactions. Mr. Belda offered to address Mr. Engen’s concerns by arranging a meeting between Alcoa’s outside legal counsel and Alcan’s outside legal counsel at which Alcoa would share its analysis of the regulatory considerations in connection with a possible business combination and outline Alcoa’s plan for managing the review process in a responsive and efficient manner. Mr. Engen declined Mr. Belda’s suggestion and chose not to engage in any meaningful dialogue regarding the details of Alcoa’s July 29, 2005 proposal.

Throughout the Fall of 2005, Alcoa and its financial advisors made repeated overtures to members of the Alcan board of directors in an effort to understand Alcan’s concerns and to engage Alcan in meaningful discussions to address the issues that Alcan had with respect to Alcoa’s proposed business combination transaction. In spite of these overtures, Alcan persisted in its refusal to engage in any dialogue regarding a combination of the two companies.

On October 20, 2005, a special meeting of the Alcoa board of directors was held to review the status of discussions with Alcan. At this meeting, Mr. Belda updated the Alcoa board on, among other things, the substance of his conversations with Mr. Engen, discussed Alcan’s decision not to engage in further discussions at a principal to principal level or to arrange meetings of the two companies’ respective outside legal counsel and reiterated Alcoa’s management’s strong belief in the merits of a possible business combination transaction. Alcoa’s financial advisors made a financial presentation to the Alcoa board of directors with respect to a revised proposal for combining Alcoa and Alcan. The Alcoa board of directors authorized Mr. Belda to prepare and send a letter to Mr. Engen and the other members of the Alcan board of directors outlining the revised terms on which Alcoa proposed pursuing a transaction with Alcan.

On October 21, 2005, Mr. Belda sent a letter to Mr. Engen and the other members of the Alcan board of directors, proposing a combination of Alcoa and Alcan through a plan of arrangement pursuant to which Alcan shareholders would receive $22.00 in cash and 0.9418 of an Alcoa Common Share for each of their Alcan Common Shares. In the letter, Mr. Belda outlined the compelling financial benefits of a possible business combination to Alcan shareholders and other stakeholders and reiterated Alcoa’s belief that Alcoa represented the best strategic partner for Alcan. Mr. Belda also sought to allay Mr. Engen’s regulatory concerns — in particular, timing issues — by reiterating his suggestion of putting each company’s counsel together to discuss the issues and emphasizing that Alcoa continued to believe its plan to deal with the regulatory issues, which was proactive in approach, would bring the transaction to completion within a timeframe significantly shorter than what Alcan had suggested. Mr. Belda also highlighted the benefits expected to be realized through the combined company’s potential for expanding its Canadian presence. Mr. Belda confirmed in the letter his desire to pursue a transaction on a negotiated basis and requested the opportunity to present his proposal directly to the Alcan board of directors.

On November 9, 2005, in response to Mr. Belda’s October 21, 2005 letter, Mr. Engen sent a letter to Mr. Belda stating that the Alcan board of directors and management had reviewed Alcoa’s October 21, 2005 proposal with their “usual due diligence with professional involvement” and had again decided not to pursue a business combination with Alcoa. In his November 9, 2005 letter, Mr. Engen did not address the specific financial aspects of Alcoa’s proposal. Rather, he cited Alcan’s performance in absolute terms and relative to Alcoa on a total shareholder return basis and expressed his confidence in building and delivering value to shareholders while embracing challenges. In the letter, he emphasized that Alcan was comfortable with its ability to find its “own path forward creating profitable growth for…shareholders and benefits for all stakeholders” and stated that that approach would certainly outweigh the value suggested in Alcoa’s proposal. The letter also expressed Alcan’s concerns regarding the regulatory review process without citing specific concerns, but referring to Alcan’s experience in prior transactions as a source of superior insight into the nature of any such risks.

In the weeks following the November 9, 2005 Alcan letter, representatives of Alcoa and Alcoa’s financial advisors contacted various members of the Alcan board of directors, including Mr. L. Yves Fortier, Chairman of the board of directors of Alcan. On the basis of these discussions, Alcoa management concluded that Alcan was likely preoccupied by the leadership transition process announced in the fall that Mr. Engen would be retiring in March 2006 and that Mr. Richard B. Evans, then Executive Vice President of Alcan, would be succeeding him as Chief Executive Officer of Alcan. Alcoa concluded that it would be preferable to have a substantive dialogue with Alcan after this transition was complete. On the basis of this conclusion and its exploration of other strategic alternatives, Alcoa decided to suspend any further discussions.

In early March 2006, Mr. Belda contacted Mr. Evans, the new Chief Executive Officer of Alcan, to congratulate him on assuming his responsibilities.

On May 5, 2006, at Mr. Belda’s request, Mr. Evans met with Mr. Belda in New York City. During the meeting, Mr. Belda discussed with Mr. Evans the strategic benefits of a possible business combination between Alcoa and Alcan. Mr. Belda also discussed with Mr. Evans his views regarding the actions on the part of Alcan and its representatives that had prevented the two companies from engaging in meaningful discussions during 2005 and his hope that Alcan would now be willing to engage in discussions. Mr. Evans agreed that the proposition of a business combination between Alcoa and Alcan was interesting and should be considered.

On July 17, 2006, Mr. Belda contacted Mr. Evans by telephone to arrange a meeting to discuss in further detail the possibility of a business combination of Alcoa and Alcan. Mr. Evans indicated that he had considered the possibility of such a transaction, had determined that it could provide benefits to Alcan and its shareholders and planned to recommend exploring such a transaction to the Alcan board of directors.

On August 2, 2006, Mr. Belda and Mr. Evans spoke by telephone. Mr. Evans advised Mr. Belda that he had discussed the opportunity to pursue a “merger of equals” transaction with his board and the board had given him cautious approval to proceed with an exploration of the idea. Mr. Evans also advised Mr. Belda that he would be busy through the end of the month. Messrs. Belda and Evans agreed that Ms. Barbara Jeremiah, Executive Vice President, Corporate Development of Alcoa, would arrange a meeting with Mr. David L. McAusland, Executive Vice President, Corporate Development and Chief Legal Officer of Alcan, prior to September 1, 2006 to identify any regulatory issues in anticipation of a subsequent meeting between Messrs. Belda and Evans.

On August 31, 2006, Mr. Lawrence Purtell, General Counsel of Alcoa, and Ms. Jeremiah met with Mr. McAusland and Mr. Arvind Jain, Ph. D., Director, Corporate Development of Alcan. During this meeting, the Alcoa and Alcan executives discussed, among other things, the substantive considerations and timing associated with the regulatory review process in connection with any such transaction. All parties agreed that successfully navigating the regulatory hurdles was feasible although they disagreed on how quickly the approval process could be completed. Alcoa asserted that the key to the shortest possible regulatory review period was to be fully prepared to address the issues and work with the relevant agencies in a proactive and constructive manner.

On September 4, 2006, Mr. Belda and Mr. Evans met in Montreal, Québec, Canada. They agreed that on the basis of the discussion between the Alcoa and Alcan executives at the August 31, 2006 meeting, there was a sound basis for continuing discussions of a possible business combination. Mr. Evans indicated that his decision to recommend the exploration of a possible transaction was based on his understanding that any possible transaction between Alcoa and Alcan would be structured as a “merger of equals” transaction so as not to be a takeover of Alcan. At Mr. Evans’ suggestion, the substantive discussion at the meeting focused on the “social issues” that would arise in a “merger of equals” transaction — the identity of the combined company’s chief executive officer, the identity of the chairman of the board of directors of the combined company, the composition of the combined company’s board of directors, the proposed location of the combined company’s headquarters and the proposed name of the combined company. Mr. Evans discussed Alcan’s expectation that the current members of Alcan’s executive management would play substantial continuing roles at the combined company and that the current members of the Alcan board of directors would comprise a significant portion of the membership of the combined company’s board of directors. Also at Mr. Evans’ suggestion, Mr. Belda and Mr. Evans discussed the importance of listing the combined company’s securities on a Canadian stock exchange and that the synergy estimates could reasonably be achieved. Mr. Belda and Mr. Evans agreed on the basis of this discussion to continue to explore a “merger of equals” transaction. Mr. Evans advised that he planned to review their discussions with the Alcan board at their scheduled meeting on September 21, 2006.

On September 15, 2006, a regular meeting of the Alcoa board of directors was held in Berlin, Germany, at which Mr. Belda updated the board on his discussions with Mr. Evans. Mr. Belda outlined for the Alcoa board of directors the topics discussed at his September 4, 2006 meeting. In particular, Mr. Belda discussed the possibility of addressing Mr. Evans’ concerns regarding “social issues” by proposing to Alcan, subject to the Alcoa board of director’s approval, that the board of directors of the combined company be composed of an equal number of members of the Alcoa and Alcan boards of directors, that the senior management of the combined company be chosen jointly from current executives through a talent review process, that the name of the combined company be a combination of the names of both companies, and that a significant presence in Canada be maintained. Mr. Belda emphasized to the Alcoa board of directors that his discussion with Mr. Evans on September 4, 2006, was predicated upon a no premium “merger of equals” transaction in which neither company would be acquiring the other. At the conclusion of the September 15, 2006 meeting, the Alcoa board of directors authorized Mr. Belda to continue his discussions with Alcan.

On September 18, 2006, Mr. Belda contacted Mr. Evans by telephone to inform him that he had reviewed their discussions with the Alcoa board of directors and was authorized to address the “social issues” raised by Mr. Evans in the following manner:

•	the board of directors of the combined company would be composed of an equal number of Alcoa and Alcan representatives;

•	the combined company would have dual headquarters—one in Montreal, Québec, Canada and one in New York City;

•	the name of the combined company would be a combination of both companies’ names; and

•	Mr. Evans would be the chief executive officer of the combined company and Mr. Belda would be chairman of the board of the combined company.

Mr. Belda also confirmed that these points were based on a “merger of equals” combination of the companies. Mr. Evans confirmed Mr. Belda’s understanding and agreed that such a transaction could provide substantial benefits to the two companies and their stakeholders. Mr. Evans also indicated that he believed that the Alcan board of directors would be receptive to a possible business combination given the potential of the combined company to be a larger, more efficient competitor in the global marketplace than either Alcoa or Alcan alone, the recent and rapid growth of Russian and Chinese producers and other developments in the industry and the completion of Alcan’s leadership transition process. Mr. Evans and Mr. Belda also discussed the regulatory environment. Based on their conversation, Messrs. Belda and Evans agreed to continue exploring a possible “merger of equals” transaction, and Mr. Evans committed to discuss the topic at the next regularly scheduled meeting of the Alcan board of directors.

On September 22, 2006, Mr. Belda telephoned Mr. Evans to follow up on the discussion at the Alcan board of directors meeting. Mr. Belda and Mr. Evans reviewed the “social issues” that were of primary importance to Alcan. As a result of this conversation, Mr. Evans stated that there was a misunderstanding regarding his role as chief executive officer of the combined company and Mr. Belda’s role as chairman of the board. A number of conversations occurred between Mr. Belda and Mr. Evans that afternoon on this subject. Mr. Belda attempted to address the concerns raised by Mr. Evans and asked to meet with Mr. Fortier to discuss Alcan’s concerns. In response, Mr. Evans conveyed the message that the Alcan board of directors believed that discussions were moving “too fast” and that Mr. Fortier requested that Mr. Frank Thomas, Alcoa’s lead independent director, call Mr. Fortier to discuss Alcoa’s position with respect to the “social issues.”

On September 23, 2006, Mr. Thomas spoke with Mr. Fortier by telephone. Rather than engaging in any discussion of “social issues,” Mr. Fortier stated that Alcoa’s proposal was unacceptable, refused to elaborate or explain his position and implied that Alcan would not be receptive to another proposal from Alcoa.

Over the course of the next few weeks, Mr. Belda telephoned Mr. Evans several times in an effort to arrange a meeting to discuss both companies’ positions. In addition, representatives of Alcoa’s outside advisors attempted to contact members of the Alcan board to discuss the parties’ respective positions on the “social issues.”

On October 14, 2006, at Mr. Belda’s request, a meeting was held in Montreal, Québec, Canada, attended by Mr. Belda, Mr. Thomas, Mr. Evans and Mr. Fortier. During the meeting, a consensus developed that the following arrangements with respect to “social issues” would be acceptable in principle to both companies: the combined company’s board of directors would consist of five directors from Alcoa, five directors from Alcan, Mr. Belda and Mr. Evans as well as Messrs. Thomas and Fortier, as co-lead independent directors; Mr. Evans would be chief executive officer of the combined company and Mr. Belda would be executive chairman of the board of directors of the combined company until his retirement and then a non-executive director would be selected as Chairman; the combined company would have dual headquarters in New York City and Montreal; and the combined company’s name would be a combination of both Alcoa’s and Alcan’s names. The meeting concluded with the understanding that Mr. McAusland and Mr. Michael Hanley, Executive Vice President and Chief Financial Officer of Alcan, would meet in New York City with Ms. Jeremiah and Mr. Purtell the following week to prepare a joint board presentation on the proposed transaction for the upcoming Alcan board of directors meeting on October 25, 2006. Messrs. Evans and Fortier also stated that a confidentiality agreement containing a standstill would need to be signed. Mr. Belda responded that this point should be discussed by the two companies’ respective counsel.

On October 16, 2006, Mr. Purtell and Ms. Jeremiah met with Messrs. McAusland and Hanley to begin preparation of a joint board presentation reflecting the “merger of equals” transaction that had been under discussion and the planning process necessary to move the transaction to completion. They discussed arranging meetings in the next few days for their tax and antitrust working teams as well as the necessity for working teams in the areas of accounting, information technology and procurement. They also discussed that annual synergies in the range of approximately $1 billion were reasonably achievable. At this meeting, the Alcan representatives expressed the view that the October 14, 2006 meeting had left open important social issues that needed to be resolved in order to move forward with any transaction. They also stated that there could be no further discussions between the parties without a confidentiality agreement containing a standstill. Mr. McAusland indicated that he had prepared a draft agreement which he would provide to Alcoa upon his return to Montreal.

Late in the day on October 17, 2006, Alcan provided a draft confidentiality/standstill agreement to Alcoa. Alcoa reviewed the agreement with the assistance of Alcoa’s legal advisors and concluded that the agreement was more extensive in scope and duration than it believed would be appropriate under the circumstances.

Although Alcoa concluded that it could complete a business combination transaction with Alcan without receiving confidential information, in the interest of proceeding with a negotiated transaction, Alcoa sent to Alcan on October 18, 2006 a proposal containing a more limited set of standstill obligations for a short period of time, among other things.

On October 19, 2006, Alcoa updated the Executive Committee of the board of directors on, among other things, the status of the discussions with Alcan. Also on October 19, 2006, Mr. McAusland sent a letter to Ms. Jeremiah stating that the changes to the confidentiality/standstill agreement proposed by Alcoa were entirely inadequate. The letter concluded by confirming that the exploratory discussions were terminated.

Over the course of the next few days, Mr. Belda contacted Mr. Evans by telephone several times to discuss the possibility of trying to resolve the issues related to the confidentiality/standstill agreement. In addition, Ms. Jeremiah spoke to Mr. McAusland for the same purpose. Mr. McAusland declined the offer of a meeting but agreed to consider any revised proposal from Alcoa.

On October 28, 2006, in an attempt to provide a basis for a meaningful dialogue, Alcoa sent a letter to Alcan outlining a revised standstill proposal and concessions on various confidentiality provisions contained in Alcan’s October 17, 2006 draft confidentiality agreement. On November 2, 2006, Alcan sent a letter to Alcoa indicating that Alcoa proposal did not represent a substantive change in position and Alcan’s position on the termination of discussions remained unchanged.

On November 6, 2006, Mr. Belda called Mr. Evans by telephone in an attempt to reestablish a dialogue. Both men acknowledged that the business combination made strategic sense and agreed to meet for lunch on November 8, 2006, in New York City.

During lunch on November 8, 2006, Mr. Evans expressed his desire to pursue an “at market merger of equals” transaction along the lines previously discussed, indicating that Alcan believed it important that it not appear to be a takeover target. In addition, he raised several concerns relating to Alcoa’s unwillingness to sign a lengthy standstill agreement. Mr. Belda and Mr. Evans agreed that the two companies should continue to pursue discussions and concluded that the best way to resolve the standstill and confidentiality issues was for Mr. Belda to contact Mr. Fortier to arrange a meeting where the issues could be discussed by Mr. Belda, Mr. Evans, Mr. Fortier and Mr. Thomas.

On November 9 and 10, 2006, a meeting of the Alcoa board of directors was held in New York City. Mr. Belda, the other members of Alcoa’s management and Alcoa’s financial and legal advisors reviewed with the Alcoa board of directors, among other things, the history of discussions with Alcan, the two companies’

respective positions relating to confidentiality and standstill obligations, the various alternative means for pursuing a business combination transaction with Alcan and the financial considerations associated with each alternative transaction structure. Following a discussion, the Alcoa board of directors requested that Mr. Belda continue to pursue a “merger of equals” transaction with Alcan by arranging a meeting with Mr. Evans and Mr. Fortier.

On November 13, 2006, Mr. Belda contacted Mr. Fortier to pursue a discussion of a “merger of equals” transaction. During this conversation, Mr. Belda and Mr. Fortier reviewed the “social issues” that had been previously discussed and their respective views on the proposed standstill and confidentiality obligations. Mr. Belda indicated that Alcoa would be willing to consider a standstill arrangement with a one-year term, subject to appropriate release in the case of third party offers for Alcan, provided that the two companies could arrive at a mutually agreeable joint decision-making process for identifying and addressing future impasses in negotiations. Mr. Fortier agreed to consider Mr. Belda’s proposals. He also agreed to contact Mr. Evans and request that Mr. Evans contact Mr. Belda.

On November 28, 2006, Mr. Fortier contacted Mr. Belda to let him know that Alcoa would be receiving a counterproposal on the standstill from Mr. McAusland. On December 1, 2006, Ms. Jeremiah received the counterproposal, which in Alcoa’s judgment was not materially different from Alcan’s original proposal.

On December 4, 2006, Mr. Belda had lunch with Mr. Evans. During their conversation Mr. Evans said that the Alcan Board would discuss the proposed transaction at its next meeting.

On December 11, 2006, Mr. Belda spoke with Mr. Evans who reported that the Alcan board had met the prior week and concluded that Alcan was not in a position to move ahead with the proposed transaction regardless of the issues on the standstill. As a result of this conversation Mr. Belda issued a statement to the Alcoa management team working on the transaction that the project was terminated and they should “stand down.” This message was promptly communicated to Alcoa’s outside advisors.

On December 15, 2006, Mr. Fortier and Mr. Belda had a telephone conversation in which Mr. Fortier repeated the same Alcan decision to Mr. Belda that Mr. Evans had communicated the week before.

In mid-March 2007, based on many factors, including current market conditions, conditions and developments in the industry and related industries and a review of Alcoa’s various strategic alternatives, Alcoa’s management again reviewed a possible transaction with Alcan and concluded that such a combination continued to be strategically compelling. Alcoa decided to evaluate current public information regarding Alcan and its businesses and operations in anticipation of a preliminary presentation to the Alcoa board of directors at its regularly scheduled meeting on April 19 and 20, 2007. In addition, the Alcoa management and its legal and financial advisors concluded that in light of the prior two years of discussions and failed negotiations during the fall of 2006, it was important to take any offer directly to the Alcan shareholders without first discussing the offer with the board of directors or management of Alcan.

At the Alcoa board meeting on April 19, 2007, management made a detailed presentation to the board on Alcoa’s various strategic alternatives, one of which was the acquisition of Alcan. After a lengthy discussion with management and its legal and financial advisors, the board authorized management to prepare an offer for Alcan. In structuring the financial terms of the Offer, Alcoa management and Alcoa’s financial advisors considered many factors, including the earnings and credit impact of the transaction and the timing of completion of the transaction. Alcoa management concluded that including Alcoa Common Shares as approximately 20% of the consideration in the Offer would mitigate the credit impact of the transaction without having a significant negative impact on earnings, have no negative impact on the timing of completion of the transaction and allow the Alcan shareholders the opportunity to participate in the future value of the combined company. As a result, management recommended that the Alcoa board of directors approve an offer that was comprised of 80% cash and 20% stock.

On May 3, 2007, the Alcoa board of directors approved the Offer and the other transactions contemplated in this Offer to Purchase, subject to the executive committee of the Alcoa board of directors approving the Offer Consideration. On May 4, 2007, the executive committee of the Alcoa board of directors approved the Offer Consideration. On the morning of May 7, 2007, Alcoa publicly announced the Offer.

On May 17, 2007, Alcoa sent a letter to the Alcan board of directors outlining the basis for Alcoa’s belief that, by virtue of the combination of its own publicly announced commitments to the Province of Québec and its assumption of Alcan’s obligations and commitments to the Province, the Offer not only meets, but exceeds, the requirement under the Continuity Agreement that there not be certain enumerated consequences in connection with the Offerors’ acquisition of Alcan.

On May 22, 2007, Alcan filed a Schedule 14D-9 pursuant to the U.S. federal securities laws and a Directors’ Circular pursuant to Canadian provincial securities laws reporting that Alcan’s board of directors had met on May 19, 2007 and determined to unanimously recommend that Alcan shareholders reject the Offer and not deposit their Alcan Common Shares under the Offer.

PURPOSE OF THE OFFER; PLANS FOR ALCAN

Purpose; Subsequent Acquisition Transaction

The Offerors are making the Offer in order for Alcoa to acquire, directly or indirectly, all outstanding Alcan Common Shares. If Alcan Common Shares validly deposited under the Offer are taken up and paid for, the Offerors will, subject to applicable law, acquire, directly or indirectly, all outstanding Alcan Common Shares by way of a subsequent acquisition transaction, which may be considered a business combination or going private transaction under applicable securities laws in Canada and the U.S. If the subsequent acquisition transaction is deemed to be a business combination or going private transaction, Alcoa intends to fully comply with all applicable rules governing such transactions. In order to effect a subsequent acquisition transaction, the Offerors may seek to cause a special meeting of the Alcan shareholders to be called to consider an amalgamation, plan of arrangement, capital reorganization, consolidation or other transaction as a result of which the Offerors or one of their respective affiliates would, directly or indirectly, acquire all of the remaining voting securities of Alcan. See the section entitled “Acquisition of Shares not Deposited.”

The terms of any such subsequent acquisition transaction will provide that each outstanding Alcan Common Share will entitle its holder to receive the same consideration paid to Alcan shareholders under the Offer.

Strategic Rationale

Alcoa believes that the successful completion of the Offer and subsequent combination of Alcoa and Alcan will create significant benefits and opportunities, in particular in upstream segments such as primary aluminum and alumina, that will allow the combined company to better compete in the increasingly competitive global aluminum industry through a lowered cost structure, expected faster growth and enhanced financial and other resources. The combination is thus expected to enhance shareholder value and enable the combined company to better serve its customers. The benefits of the combination include:

Creation of a stronger, more diverse global company with the scale and the cost-structure to be more efficient in the primary aluminum business, aluminum fabricating business, and related and diversified businesses — The combination of Alcoa and Alcan will create a larger global company with a lower cost structure and better ability to compete with large consolidating competitors in Russia, China and elsewhere, as well as with large, diversified metals and mining companies with aluminum operations.

The combined company will have a larger capital base and, we expect, increased combined cash flow which will enable it to invest to meet future significant increases in the demand for aluminum products throughout the world. By their nature, alumina refining, primary aluminum smelting and energy generation processes are capital intensive and also entail increasing risk. The combined company will be better able both to deal with these risks and to compete for this increased demand with its formidable global competitors.

In addition to increased cash flow, the combined company will have a lower cost structure which will contribute to its increased financial resources to fund the very substantial cost of innovative research and development projects intended to reduce the emission of greenhouse gases, to improve the efficiency of the smelting process, and to explore new and more efficient technologies to produce aluminum. The combination of the companies’ complementary research and development efforts will ensure that a legacy of innovation will be enhanced in the future.

Alcoa and Alcan are already partners today working well together in several existing and proposed projects. Our combined growth projects will allow the new company to compete effectively with the aggressive growth plans of other industry participants. The combined company will have a complementary, global portfolio of businesses with substantial positions in refining and smelting supported by upstream integration into energy generation as well as downstream integration into aluminum-related products.

Value Creation for all Shareholders — Alcoa believes the transaction will create value for shareholders of both Alcoa and Alcan. From an Alcan shareholder perspective, as of the date of the announcement of the Offer, the Offer Consideration represented a premium of 29% and 32% over the average closing price of Alcan Common Shares on the TSX and NYSE, respectively, for the 30 trading days ended May 4, 2007, and a 20% premium over the closing price of Alcan Common Shares on each of the TSX and the NYSE on May 4, 2007, the highest ever closing price of Alcan Common Shares prior to the date of the announcement of the Offer. Based on the closing price of Alcoa Common Shares on May 4, 2007, the Offer Consideration had a value of $73.25 per Alcan Common Share (equivalent to Cdn$81.03 per Alcan Common Share based on the May 4, 2007 Bank of Canada Noon Rate). On June 6, 2007, the most recent practicable date prior to the date of this Offer to Purchase, the closing price per Alcan Common Share reported on the (i) TSX was Cdn$88.17 and (ii) NYSE was $83.45. Based on the closing price of Alcoa Common Shares on June 6, 2007, the most recent practicable date prior to the date of this Offer to Purchase, the Offer Consideration had a value of $74.97 per Alcan Common Share (equivalent to Cdn$79.36 per Alcan Common Share based on the June 6, 2007 Bank of Canada Noon Rate). From an Alcoa shareholder perspective, Alcoa expects that the acquisition of Alcan would be accretive to earnings per share of the combined company within the first year of operation as a combined company.

Significant Synergy Potential — As a result of the combination of Alcoa and Alcan, Alcoa expects to realize a number of opportunities to improve efficiencies and reduce operating costs of the combined entity. Alcoa has set an initial target for pre-tax cost synergies of approximately $1 billion annually once fully implemented in the third year following the closing of the transaction. Alcoa believes that significant synergies can be realized through operating and integration efficiencies, including but not limited to best practice sharing in operating processes that will bring refineries and smelters with similar technology to “world best in class.” There are other significant opportunities as well, such as more effective procurement for a much larger organization. There is also an opportunity to achieve reductions in, among other things, selling, general, administrative and plant costs and a reduction in overlapping regional and business unit headquarters. Both Alcoa and Alcan have successfully achieved their target synergies in past acquisitions and Alcoa expects similar performance in this combination. The Offerors cannot guarantee that the combined company will recognize these anticipated cost synergies. Information regarding the uncertainties associated with realizing these anticipated cost synergies is described in the section entitled “Risk Factors—There may be difficulties in integrating the Alcoa and Alcan businesses” on page 29.

Opportunity to Enhance Presence in Canada — Alcoa generated more than $3.0 billion of total revenues last year through its operations in Canada and currently employs over 5,000 people there, primarily in Québec. Alcoa’s and Alcan’s common legacy in Canada dates back 108 years to 1899. In that year, Alcoa began constructing Canadian operations. In 1902, Alcoa began aluminum production in Québec and chartered Northern Aluminum Company, Limited, a predecessor company of Alcan. Alcan, and most of Alcoa’s other interests outside of the U.S., were spun off in 1928. Alcoa is committed to investment and sustainable development in Canada and, reflecting such commitment, reentered the production of aluminum in Canada with its acquisitions of Reynolds and Alumax in the 1990’s. Alcoa will further demonstrate this commitment by establishing dual head offices for the combined company in Montreal, Québec, and New York City, New York—with strategic management functions located in each city.

Alcoa views its combination with Alcan as a unique opportunity to create a global aluminum producer that will further invest in the responsible development of Canada’s industrial base—through existing projects of Alcoa and Alcan and new projects of the combined company—and to continue its mutually beneficial partnership with the Canadian workforce and their communities.

Alcoa’s desire to expand its existing Canadian operations is a matter of public record and the combination of the two companies will enhance the chances of achieving those plans and enable other expansions in Canada.

Opportunity to Build Combined “Best in Class” Management Team and Create a Premier Project Management Team — Alcoa expects that the combined company’s management team will draw on the strengths of both Alcoa’s and Alcan’s management teams and will be assembled through a talent-based selection process. Both companies share an operating philosophy that is dedicated to continued improvement, protection of the environment, the safety of their employees, and the importance of sustainable development. Alcoa expects that these shared commitments will accelerate the integration efforts within each of the businesses as well as at the corporate level. Additionally, the combined company will draw from the strength of its home communities, including maintaining and growing its significant management presence in Montreal. In project management, the combined company will employ Alcoa’s and Alcan’s existing technological and project management capabilities and the combined company’s capital to modernize existing facilities and develop new facilities in the future. In a period of escalating construction costs, combining the experienced teams that have led to the completion of projects such as the Fjarðaál, Iceland smelter and Pinjarra, Australia refinery expansion for Alcoa and the Gove, Australia refinery construction for Alcan will enhance the cost effective completion of projects currently underway, e.g., the joint construction of a refinery in Guinea and each of Alcoa’s and Alcan’s projects in British Columbia, Brazil and Oman.

Ongoing Presence in Canada and Québec

Alcoa’s Past and Present in Canada

Alcoa’s and Alcan’s common legacy in Canada dates back 108 years to 1899. In that year, Alcoa began constructing Canadian operations. In 1902, Alcoa began aluminum production in Québec and chartered the Northern Aluminum Company Limited, a predecessor company of Alcan. Alcan, and most of Alcoa’s other interests outside of the U.S., were spun off in 1928. Alcoa is committed to investment and sustainable development in Canada and, reflecting such commitment, reentered the production of aluminum in Canada with its acquisitions of Reynolds and Alumax in the 1990’s. Alcoa generated more than $3.0 billion of total revenues last year through its operations in Canada and currently employs over 5,000 people there, primarily in Québec.

The Combination Provides New Opportunities in Canada

Alcoa views its combination with Alcan as a unique opportunity to create a global aluminum producer that will further invest in the responsible development of Canada’s industrial base and to continue its mutually beneficial partnership with the Canadian workforce and their communities.

Alcoa’s desire to expand its existing Canadian operations is a matter of public record and the combination of the two companies will enhance the chances of achieving those plans and enable other expansions in Canada.

Alcoa and Alcan have a strong tradition of commitment to local communities and the combined company would continue that tradition. Alcoa is committed to strengthening relationships with federal and provincial governments and building on Alcan’s ongoing outreach and involvement with local communities.

Alcoa’s Future in Canada: Specific Management and Operational Commitments for an Expanded Presence in Canada

Management/Board of Directors. Alcoa believes strongly that increased management presence in Canada is critical to achieving the benefits of the combined company’s expected increased investment and expanded operations in Canada. Based on this belief, Alcoa is committed to effecting the following organizational changes upon consummation of the acquisition of Alcan:

•	The combined company will have dual head offices in Montreal, Québec, and New York City—with strategic management functions located in each city; and

•	The Chairman, CEO and CFO of the combined company will each maintain offices at both the Montreal and New York City headquarters.

In addition, in order to capitalize on Canadian nationals’ unique perspective on Canada’s communities and natural resources, Alcoa expects to take steps to ensure that one-third of the seats on the combined company’s board of directors will be occupied by Canadians.

Primary Aluminum Operations. The combined company’s Global Primary Products business will be headquartered in Montreal with responsibility worldwide for bauxite, energy, alumina, aluminum and related research and development. The Chief Executive Officer of the Global Primary Products business will manage the global business from Montreal. He or she will be a member of the Executive Council of the combined company and will be supported by a newly created Advisory Board comprised only of Canadians. The Alcoa Executive Council presently consists of its senior executives that run global businesses (4 individuals) and global staff services areas (5 individuals). Some of these are located in New York, New York and some are located in other global business headquarters. This group, which reports directly to the Chairman and Chief Executive Officer of Alcoa, attends, participates and presents projects and specific reports to Alcoa’s board of directors. Considered on a stand-alone basis, the Global Primary Products business would be the largest primary aluminum metal business in the world. The business will be among the very largest in Canada and larger than Alcan’s entire business today, with approximately $32.3 billion in 2006 revenues and approximately 38,000 employees in 29 countries.

Expanded Operations/Investment Focused on Québec. Alcoa is committed to advancing Alcan’s deployment of its cutting-edge AP-50 carbon smelting technology at the Complexe Jonquière and expects that the combined company would also deploy its pilot of Alcoa’s proprietary technology relating to a post-carbon smelting process that uses “inert-anodes” at the facility—thereby reducing greenhouse gas emissions. Québec would thereby become the center of one of the most advanced carbon-based and post-carbon smelting operations in the world.

In addition, to evidence Alcoa’s commitment to investment in Québec, Alcoa expects to conclude negotiations with the government of Québec that will allow it to implement the combined company’s planned investment of approximately $5 billion, including modernizations and expansions, representing, to Alcoa’s knowledge, the single largest private sector investment program in Québec’s history to date. This program would include significant investments in each of the following projects:

•	Modernization of Alcoa’s Baie Comeau facility;

•	Expansion of Alcoa’s Deschambault facility;

•	AP-50 carbon smelting technology deployment at Alcan’s Complexe Jonquière facility;

•	Investment in Alcan’s Saguenay-Lac St. Jean facility; and

•	Alcoa post-carbon smelting pilot (“inert-anode”) deployment at an Alcan smelter in Québec.

Other Planned Investments. In British Columbia, the new company is committed to working with the government of British Columbia and local communities to move forward with Alcan’s $1.8 billion modernization of the Kitimat smelter (British Columbia, Canada). Alcoa believes that the combined company could accelerate the modernization of Kitimat by retrofitting it with improvements to the Soderberg smelting technology. These improvements to the Soderberg technology would, Alcoa believes based on retrofits at other Soderberg smelters, more quickly and cost-effectively reduce the environmental impact of the current Kitimat smelter than the modernization plans announced by Alcan.

Other Plans

Subject to its commitment to maintaining an ongoing presence in Montréal and Canada as described above, upon completion of the Offer and the subsequent acquisition transaction, Alcoa intends to take appropriate actions to optimize and rationalize the combined entities’ assets, operations, management, personnel, general and administrative functions and corporate structure. Alcoa may also elect or seek the election of nominees of its choice to Alcan’s board of directors. Once Alcoa has completed any subsequent acquisition transaction, Alcoa currently expects that Alcan would continue its current operations, subject to any divestitures required as a condition of regulatory approvals.

Other than any subsequent acquisition transaction or as described herein, Alcoa currently does not have any plans or proposals that would result in any extraordinary corporate transaction, such as a merger, actions to optimize and rationalize the combined entities’ assets, operations, management, personnel, general and administrative functions and corporate structure. Alcoa may also elect or seek the election of nominees of its choice to Alcan’s board of directors. Once Alcoa has completed any subsequent acquisition transaction, Alcoa currently expects that Alcan would continue its current operations, subject to any divestitures required as a condition of regulatory approvals.

Other than any subsequent acquisition transaction or as described herein, Alcoa currently does not have any plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, any purchase, sale or transfer of a material amount of assets involving Alcan or any of its subsidiaries, any material change in the present dividend rate or policy, or indebtedness or capitalization of Alcan, any change in the board of directors or management of Alcan, or any material change in Alcan’s corporate structure or business. However, if permitted by applicable law, Alcoa intends to cause Alcan to cease to be a reporting issuer under Canadian securities legislation and to apply to delist the Alcan Common Shares from the TSX, NYSE, LSE, SWX, Euronext Paris and Euronext Brussels and to cause the Alcan Common Shares to be deregistered under the Exchange Act as soon as practicable after the completion of the Offer.

Treatment of Other Alcan Securities

The Offer is made only for Alcan Common Shares and is not made for any stock options or other rights to acquire Alcan Common Shares (other than the Alcan Rights). Any holder of stock options or other rights to acquire Alcan Common Shares (other than the Alcan Rights) who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable law, exercise the options or otherwise exercise such rights in order to obtain Alcan Common Shares and deposit those Alcan Common Shares pursuant to the Offer. Any such exercise must be completed sufficiently in advance of the expiration time to assure compliance with the procedures set forth in the section of the Offer entitled “Offer — Manner of Acceptance.” If a holder of stock options to acquire Alcan Common Shares does not exercise such options before the expiration time, such options will remain outstanding in accordance with their terms and conditions, including with respect to term of expiration, vesting (including any terms relating to acceleration of vesting) and exercise prices, except that, pursuant to the subsequent acquisition transaction, in order to treat holders of stock options equitably, each option to acquire Alcan Common Shares is expected to be converted, directly or indirectly, into the right to receive the amount of cash (net of the exercise price of the option) and number of Alcoa Common Shares which the holder of such option would have been entitled to receive upon the completion of the subsequent acquisition transaction if such holder had exercised such option immediately prior to the subsequent acquisition transaction. The tax consequences to holders of stock options to purchase Alcan Common Shares of exercising their options are not described in the Offer or this Circular. Holders of stock options to purchase Alcan Common Shares should consult their tax advisors for advice with respect to potential tax consequences to them in connection with the decision to exercise or not exercise their options.

In the event that Alcan Common Shares are taken up and paid for in the Offer, the Offerors intend, following the completion of the Offer, to redeem all then outstanding Alcan Series C Preference Shares, Alcan 1985 Series C Preference Shares and Alcan Series E Preference Shares in accordance with their respective terms as in effect as of the date of this Offer to Purchase. The estimated cost of redeeming the then outstanding Alcan Series C Preference Shares, Alcan 1985 Series C Preference Shares and Alcan Series E Preference Shares following the completion of the Offer is $189 million (see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 97). The tax consequences to holders of Alcan preference shares of such redemption are not described in the Offer or this Circular. Holders of Alcan preference shares should consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

SOURCE AND AMOUNT OF FUNDS

The Offer is not conditioned upon the Offerors’ entering into any financing arrangements and is not subject to any financing condition.

The total amount of funds required by the Offerors to consummate the Offer and any subsequent acquisition transaction (including to pay for Alcan Common Shares issued as a result of exercised options or other rights and to pay related fees and expenses) is estimated to be approximately $23 billion. The ultimate source of funds for the Offer and any subsequent acquisition transaction and to pay related fees and expenses will be cash on hand at Alcoa and additional loans from financial institutions to Alcoa and Alcoa Holdco Canada.

Alcoa intends to finance such funding requirements through a non-amortizing senior unsecured multiple-draw term loan facility (the “Facility”) in the aggregate principal amount of up to $30 billion. At Alcoa’s request, a portion of the Facility to be agreed will be available in Canadian dollars. In addition to financing the Offer and any subsequent acquisition transaction, the Facility may be used to refinance certain existing outstanding indebtedness of Alcan and/or Alcoa to be agreed. The Facility will be provided pursuant to definitive credit documents, incorporating substantially the terms and conditions outlined in the Commitment Letter.

The Facility will be unsecured and will rank pari passu with all senior debt of Alcoa. Alcoa and each subsidiary of Alcoa that holds or owns, directly or indirectly, any share in the share capital of Alcoa Holdco Canada will unconditionally guarantee all obligations of the borrowers under the Facility, provided that no Canadian subsidiary of Alcoa shall guarantee any obligations of the borrowers under the Facility other than such obligations of Alcoa Holdco Canada.

The Facility will bear interest at a “LIBO Rate” or “Base Rate” (as contemplated by the Commitment Letter) plus a specified margin to be determined based on Alcoa’s corporate ratings by S&P and Moody’s as provided by the Commitment Letter. In the event any loans are made in Canadian dollars, the interest rate on such loans shall be determined by reference to the rate applicable to banker’s acceptances in Canadian dollars or other appropriate comparable interest rate. Unused loan commitments will be subject to an unused commitment fee to be determined based on Alcoa’s corporate ratings by S&P and Moody’s as provided by the Commitment Letter.

The Facility will mature on the date that is 18 months after the date of execution of definitive documentation for the Facility. All amounts advanced may be prepaid without premium or penalty, subject to customary breakage costs. In addition, mandatory prepayments of the Facility will be required from 100% of the net cash proceeds of certain issuances and/or sales of debt obligations, equity securities and assets, in each case, subject to customary exceptions to be agreed.

The funding commitments under the Facility will be subject to conditions usual in commercial lending transactions of this kind, including, among other things (i) entering into definitive agreements with respect to the Facility; (ii) lenders’ reasonable satisfaction with the documents providing the terms and conditions of the Offer and any subsequent acquisition transaction; (iii) consummation of the Offer in accordance with the provisions of and conditions set forth in this Offer to Purchase and the Commitment Letter; (iv) delivery to the lenders of certain pro forma financial information and projections of Alcoa and its subsidiaries; (v) the absence, after giving effect to the Offer and any subsequent acquisition transaction, of any outstanding external indebtedness or external long-term liabilities (including contingent obligations) of Alcoa Holdco Canada other than the loans and commitments under the Facility; (vi) the accuracy and completeness in all material respects of all representations made by Alcoa, Alcoa Holdco Canada and their respective affiliates; (vii) the absence of any change, effect, event, circumstance, development, occurrence or state of facts, which shall have occurred or have been threatened, on or after May 7, 2007 that, individually or in the aggregate with any other such changes, effects, circumstances, developments, occurrences or states of fact, has had, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, shareholders’ equity, condition (financial or otherwise), licenses or franchises, results of operations, prospects, cash flows, permits, rights or privileges (whether contractual or otherwise), of Alcan and its subsidiaries, on a consolidated basis; and (viii) the approval of or consent to the Facility, the Offer and any subsequent acquisition transaction by all requisite material Governmental Authorities. The conditions contained in the Commitment Letter substantially reflect the conditions of the Offer. The Offerors reasonably believe that the possibility is remote that the conditions to the funding of the Facility will not be satisfied.

The terms of the Facility will include various representations and warranties, affirmative and negative covenants, and events of default substantially similar to the related provisions contained in Alcoa’s existing credit facility and otherwise customary for credit facilities of this type. The Facility will include one or two financial covenants dependent on Alcoa’s corporate rating by S&P and Moody’s as provided by the Commitment Letter, both of which shall be mutually agreed upon by the parties.

Borrowings under the Facility will be repaid through new long-term financing, successor bank facilities and operating cash on hand.

Alcoa has neither sought nor made alternative financing arrangements should the Facility not be available to Alcoa.

FEES AND EXPENSES

The Offerors have engaged the services of BMO Capital Markets in Canada, and Citigroup Global Markets Inc. and Goldman, Sachs & Co. in the U.S. (collectively, the “Dealer Managers”) to act as the dealer managers in connection with the Offer. The Dealer Managers will be reimbursed for out-of-pocket expenses, including reasonable expenses of legal counsel and other advisors. Alcoa has agreed to indemnify the Dealer Managers and their respective affiliates against various liabilities and expenses in connection with their respective services in connection with the transactions contemplated by the Offer and the subsequent acquisition transaction, including various liabilities and expenses under securities laws. The Dealer Managers and their affiliates in the ordinary course of their respective businesses purchase and/or sell debt and equity securities of Alcoa and Alcan, including Alcoa Common Shares and Alcan Common Shares, for their own accounts and for the accounts of their customers. As a result, the Dealer Managers at any time may own certain of the debt and equity securities of Alcoa and Alcan, including the Alcoa Common Shares and the Alcan Common Shares. In addition, the Dealer Managers may tender Alcan Common Shares into the Offer for their own accounts. Each of the Dealer Managers or their respective affiliates has in the past performed various investment banking services for Alcoa and/or Alcan for which they have received customary compensation.

In Canada, BMO Capital Markets may be requested by Alcoa to form and manage a Soliciting Dealer Group comprised of members of the Investment Dealers Association of Canada to solicit acceptances of the Offer. Each member of any such Soliciting Dealer Group, is referred to herein as a “Soliciting Dealer.” If BMO Capital Markets is so requested by Alcoa to form a Soliciting Dealer Group, the Soliciting Dealer Group would be entitled to customary fees in respect of any Alcan Common Shares that are taken up and paid under the Offer.

Alcan shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Alcan Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer (if Alcoa decides to form a Soliciting Dealer Group) in Canada, or a Dealer Manager to accept the Offer. As of the date of this Offer to Purchase, Alcoa has not determined to form a Soliciting Dealer Group. However, a broker or nominee through whom a shareholder owns Alcan Common Shares may charge a fee to deposit Alcan Common Shares on behalf of the Alcan shareholder. Alcan shareholders should contact their broker or dealer to determine whether any charges will apply. Alcan shareholders should also contact the Dealer Managers, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Alcan Common Shares with the Depositary. In addition, the consideration paid to Alcan shareholders in lieu of fractional Alcoa Common Shares will be distributed by the Depositary to such Alcan shareholders net of commissions, as described in the section entitled “Offer — The Offer — Fractional Shares.”

Alcoa has retained MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Alcan Common Shares by mail, telephone, telecopier, messenger service, news wire, advertisement and electronic news distribution and may request brokers, dealers, banks, trust companies and other nominee shareholders to forward material relating to the Offer to beneficial owners of Alcan Common Shares. Alcoa will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Alcoa has agreed to indemnify the Information Agent against various liabilities and expenses in connection with the Offer, including various liabilities under the U.S. federal securities laws.

In addition, Alcoa has retained Computershare Investor Services Inc. as the Depositary. Alcoa will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against various liabilities and expenses, including various liabilities under the U.S. federal securities laws.

Other than as set forth above, Alcoa will not pay any fees or commissions to any broker, dealer or other person for soliciting deposits of Alcan Common Shares pursuant to the Offer. Alcoa will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding Offer materials to their customers.

ACCOUNTING TREATMENT

The acquisition of Alcan by Alcoa will be accounted for by Alcoa under the purchase method of accounting under U.S. GAAP with Alcoa as the accounting acquiror.

STOCK EXCHANGE LISTING APPLICATIONS

Alcoa will be applying to the NYSE, the LSE, Euronext Brussels, the ASX, the FRK and the SWX to list the Alcoa Common Shares to be issued to Alcan shareholders in connection with the Offer. Application has been made to list the Alcoa Common Shares, including those Alcoa Common Shares offered hereunder, on the TSX.

EFFECT OF THE OFFER ON THE MARKET FOR ALCAN COMMON SHARES; STOCK EXCHANGE LISTING AND PUBLIC DISCLOSURE

The purchase of any Alcan Common Shares by the Offerors pursuant to the Offer will reduce the number of Alcan Common Shares that might otherwise trade publicly, as well as reduce the number of Alcan shareholders. Depending on the number of Alcan Common Shares purchased pursuant to the Offer, following the completion of the Offer and prior to any subsequent acquisition transaction, it is possible that the Alcan Common Shares would fail to meet the criteria for continued listing on the TSX, NYSE, LSE, Euronext Paris, Euronext Brussels and SWX. If this were to happen, the Alcan Common Shares could be delisted on one or more of these exchanges and this could, in turn, adversely affect the liquidity and market or result in a lack of an established market for the Alcan Common Shares. The extent of the public market for the Alcan Common Shares and the availability of price or other quotations would depend upon the number of Alcan shareholders, the number of Alcan Common Shares publicly held and the aggregate market value of the Alcan Common Shares remaining at such time, the interest in maintaining a market in Alcan Common Shares on the part of securities firms, whether Alcan remains subject to public reporting requirements in Canada and the U.S. and other factors.

If permitted by applicable law, Alcoa intends to cause Alcan to apply to delist the Alcan Common Shares from the TSX, NYSE, LSE, Euronext Paris, Euronext Brussels and SWX as soon as practicable after the completion of the Offer. See the sections entitled “Circular — Purpose of the Offer; Plans for Alcan” and “Circular — Acquisition of Shares Not Deposited.”

After the purchase of the Alcan Common Shares under the Offer, Alcan may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of certain provinces and territories of Canada or may request to cease to be a reporting issuer under the securities laws in all provinces and territories of Canada (where such concept exists). If the number of Alcan shareholders is reduced to less than 300, the Alcan Common Shares may become eligible for termination of registration under U.S. securities laws. In such event, to the extent permitted by applicable law, the Offerors intend to terminate the registration of the Alcan Common Shares and to cause Alcan to cease to be a reporting company in the U.S. For so long as Alcan has stock options or other rights to acquire Alcan Common Shares, Alcan preference shares or other public securities which remain outstanding, there may be limitations on its ability to cease to have public reporting obligations. See the section entitled “Circular — Purpose of the Offer; Plans for Alcan.”

REGULATORY MATTERS

The Offerors’ obligation to take up and pay for Alcan Common Shares deposited under the Offer is conditioned upon obtaining all governmental or regulatory consents or approvals that they reasonably determine are necessary or advisable in connection with the Offer. See the Section entitled “Offer — Conditions of the Offer” beginning on page 37.

The Offerors expect that the proposed acquisition of Alcan will be closely reviewed by antitrust regulators in multiple jurisdictions. The Offerors have carefully examined the regulatory issues and believe that the antitrust issues raised by the proposed acquisition can be resolved through targeted divestitures in certain affected industry segments. The relevant regulatory authorities have evaluated the competition issues raised by several significant transactions in this industry in the recent past, including transactions involving Alcoa and Alcan, respectively, and have approved divestitures of the nature and scope contemplated above to ensure that competition in the affected markets would be maintained. Alcoa is committed to working closely with all relevant regulatory authorities to provide information and data necessary for their review of the transaction and to resolving regulatory concerns as promptly as possible. Alcoa is in discussions with regulatory agencies in the United States, Canada, Europe and Australia. The Offerors filed the required Notification and Report Form on June 5, 2007 with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (referred to herein as the “Antitrust Division”), and the required notification for Brazil was filed on May 29, 2007 with the Secretariat of Economic Law. Alcoa plans to make the necessary formal filings in the other jurisdictions in the near future.

Hart-Scott-Rodino Act

Under the HSR Act and the rules promulgated thereunder by the FTC, certain transactions, including the completion of the Offer, may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. On June 5, 2007, the Offerors filed the required Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer.

Competition Act (Canada)

Part IX of the Competition Act (Canada) requires pre-merger notification to the Commissioner of Competition (the “Commissioner”) for transactions that exceed certain financial thresholds and, in the case of share acquisitions, exceed an additional voting interest threshold.

If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. The Commissioner’s review of a transaction, and communication of the Commissioner’s intention as to whether or not to oppose a transaction, may take longer than the statutory waiting period.

Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act (Canada), with respect to a “merger” (as defined in the Competition Act (Canada)), and if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that all or part of the merger not proceed or impose other conditions on its completion or, in the event that the merger has been completed, order its dissolution or the disposition of some or all of the assets or shares involved. In certain circumstances, the Competition Tribunal may also issue an interim order under the Competition Act (Canada) prohibiting the completion of the merger for a period of up to 30 days (extendable for up to a maximum total of 60 days) in order to permit more time for the Commissioner to complete the review.

The purchase of Alcan Common Shares pursuant to the Offer requires pre-merger notification to the Commissioner and the Offerors’ acquisition of control of Alcan would be a “merger” for the purposes of the merger provisions of the Competition Act (Canada).

Investment Canada Act

Certain acquisitions of control of Canadian businesses by non-Canadians are subject to review under the Investment Canada Act, a Canadian statute that governs such acquisitions. If an acquisition is reviewable, the acquiror must submit an application for review with prescribed information to Industry Canada and, before the acquisition may be completed, the Minister of Federal Cabinet responsible for Industry Canada must determine that the investment is likely to be of “net benefit to Canada.” The Minister will consult with affected provinces as part of this process. The Minister has an initial 45-day period to make a determination. The Minister may extend the period for a further 30 days by giving notice to the prospective acquirer, and thereafter with the consent of the prospective acquirer. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the Minister must send a notice to that effect to the prospective acquiror, and the acquiror has 30 days to make representations and submit undertakings to the Minister in an attempt to change his or her decision. The necessary filing under the Investment Canada Act was made on May 31, 2007.

EU Merger Regulation

Under the EC Merger Regulation, certain transactions, including the purchase of Alcan Common Shares pursuant to the Offer, may not be consummated unless notification has been given and certain information has been furnished to the EC and certain waiting period requirements have been satisfied. The Offerors intend to file a “Form CO” notification with the EC for review in connection with the Offer as soon as practicable.

Australia

Trade Practices Act (Australia)

Section 50 of the Trade Practices Act (the “TPA”) prohibits an acquisition of shares or assets if it would have the likely effect of substantially lessening competition in a market in Australia. There is no compulsory notification requirement in relation to this prohibition. The relevant regulator, the Australian Competition and Consumer Commission (the “ACCC”), has a voluntary informal merger clearance process. Under this process, parties to a proposed acquisition seek an assurance from the ACCC that, based on the information provided to it and any relevant undertakings given by any of the parties, it will not oppose the proposed acquisition.

Recent changes to the TPA introduce a process under which parties may apply for formal clearance of a proposed acquisition. Under the new formal clearance process, the ACCC has 40 business days in which to consider the acquisition and determine whether the acquisition would not have the likely effect of substantially lessening competition. The ACCC will be taken to have refused clearance if it does not make a determination within this period (unless extended). This alternative process operates in parallel with the long-standing informal merger clearance process. While the Offerors do not currently intend to pursue an application under this alternative process, the Offerors may determine to do so following the date of this Offer to Purchase.

The Offerors currently intend to make an application to the ACCC for informal clearance of the Offer.

Foreign Acquisitions and Takeovers Act (Australia)

Under the FATA, an acquirer must notify the Foreign Investment Review Board (“FIRB”) of a proposed acquisition if, among other things, it involves the acquisition by a foreign corporation of an interest of more than 15% in an Australian corporation, and the value of the Australian corporation’s gross assets exceeds certain monetary thresholds or where there is an acquisition of an interest in Australian urban land corporation. FIRB will consider the proposed acquisition and make a recommendation to the Treasurer of Australia (the “Treasurer”). The Treasurer may make an order prohibiting the proposed acquisition if it is considered to be “contrary to the national interest.” The proposed acquisition may proceed if the Treasurer advises that he does not object to the proposed acquisition, or if a period of 40 days (or longer if extended prior to expiration of that period) elapses from the date on which the acquirer lodged the notice.

The Offerors intend to notify FIRB of the Offer in accordance with this process and the Offer is conditional upon:

•

Alcoa receiving unconditional written notice issued by or on behalf of the Treasurer stating that there are no objections under the Australian government’s foreign investment policy to the acquisition by Alcoa of Alcan Common Shares pursuant to the Offer;

•

expiration of the period provided under the FATA during which the Treasurer may make an order or an interim order under the FATA prohibiting the acquisition by Alcoa of Alcan Common Shares pursuant to the Offer, without such an order or interim order being made; or

•

if an interim order is made to prohibit the acquisition by Alcoa of Alcan Common Shares pursuant to the Offer, the subsequent period for making a final order expiring, without such final order being made.

Securities Regulatory Matters

The distribution of the Alcoa Common Shares under the Offer is being made pursuant to general exemptions from the prospectus qualification and dealer registration requirements under applicable Canadian securities laws. Although the resale of Alcoa Common Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian jurisdictions, shareholders in such jurisdictions generally will be able to rely on general exemptions from such restrictions. Where such exemptions are not available, the Offerors will apply for exemptive relief from the applicable securities regulatory authorities to the effect that the Alcoa Common Shares to be issued under the Offer may be resold without a prospectus.

The Offer is being made in compliance with applicable Canadian and U.S. rules governing take-over bids and tender offers, respectively.

Other Governmental or Regulatory Consents or Approvals

In addition to the governmental or regulatory consents or approvals specifically described above, the Offerors note that other Governmental Authorities throughout the world claim jurisdiction under competition, antitrust, foreign investment or other laws in respect of certain acquisitions or mergers. A number of these jurisdictions may claim to have jurisdiction over the proposed transaction and the Offerors may determine that filings with applicable Governmental Authorities, or governmental or regulatory consents or approvals, in these jurisdictions, are necessary or advisable in connection with the proposed transaction. In such event, the Offerors intend to make such filings and seek such consents or approvals as promptly as practicable.

ACQUISITION OF SHARES NOT DEPOSITED

Subject to applicable law, if the Offerors take up and pay for Alcan Common Shares deposited under the Offer, they will enter into a subsequent acquisition transaction to enable Alcoa Holdco Canada or another affiliate of Alcoa to acquire all Alcan Common Shares not acquired pursuant to the Offer. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Alcan Common Shares acquired pursuant to the Offer. However, the terms of any such subsequent acquisition transaction will provide that each outstanding Alcan Common Share will entitle its holder to receive the same consideration paid to Alcan shareholders under the Offer.

The subsequent acquisition transaction may be implemented as follows:

Compulsory Acquisition

If, within 120 days after the date of the Offer, the Offer is accepted by Alcan shareholders holding not less than 90% of the issued and outstanding Alcan Common Shares (calculated on a fully diluted basis), other than Alcan Common Shares held at the date of the Offer by or on behalf of the Offerors or an affiliate or associate of any of the Offerors (as defined in the CBCA), and the Offerors acquire such deposited Alcan Common Shares, then the Offerors will acquire the Alcan Common Shares not deposited under the Offer on the same terms as the Alcan Common Shares acquired under the Offer pursuant to either the provisions of section 206 of the CBCA (a “Compulsory Acquisition”) or pursuant to an Alternative Subsequent Acquisition Transaction (see below).

To exercise their statutory right of Compulsory Acquisition, the Offerors must give notice (the “Offerors’ Notice”) to each holder of Alcan Common Shares who did not accept the Offer (and each person who subsequently acquires any such Alcan Common Shares) (in each case, a “Dissenting Offeree”) and the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days following the termination of the Offer and 180 days following the date of the Offer. Within 20 days after having given the Offerors’ Notice, the Offerors must pay or transfer to Alcan the consideration the Offerors would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offerors’ Notice, each Dissenting Offeree must send the certificates evidencing the Alcan Common Shares held by such Dissenting Offeree to Alcan, and must elect either to transfer such Alcan Common Shares to the Offerors on the terms on which the Offerors acquired Alcan Common Shares under the Offer or to demand payment of the fair value of the Alcan Common Shares by so notifying the Offerors. If the Dissenting Offeree fails to notify the Offerors within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Alcan Common Shares to the Offerors on the same terms (including the Offer Consideration) on which the Offerors acquired the Alcan Common Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its Alcan Common Shares, the Offerors may apply to a court having jurisdiction to hear the application to fix the fair value of the Alcan Common Shares of that Dissenting Offeree. If the Offerors fail to apply to such court within 20 days after they made the payment or transferred the consideration to Alcan, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree or Offerors within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Alcan Common Shares to Offerors on the same terms on which Offerors acquired Alcan Common Shares from the Alcan shareholders who accepted the Offer. Any judicial determination of the fair value of the Alcan Common Shares could be more or less than the amount of the Offer Consideration per Alcan Common Share paid pursuant to the Offer.

The foregoing is a summary of the material terms of the statutory right of Compulsory Acquisition that may become available to Alcoa and is not a substitute for the more detailed information contained in the provisions of section 206 of the CBCA. Holders of Alcan Common Shares should refer to section 206 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 206 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Holders of Alcan Common Shares who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors.

See the sections entitled “Circular — Material Canadian Federal Income Tax Considerations” and “Circular — Material U.S. Federal Income Tax Considerations” for a discussion of the material income tax consequences applicable to Alcan shareholders in the event of a Compulsory Acquisition.

Compelled Acquisition

If a holder of Alcan Common Shares does not receive the Offerors’ Notice, such holder may, within 90 days after the date of the termination of the Offer, or if such holder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which such holder learns of the Offer, require the Offerors to acquire such holder’s Alcan Common Shares on the terms of the Offer (a “Compelled Acquisition”).

The foregoing is a summary of the material terms of the right of Compelled Acquisition that may be available to an Alcan shareholder and is not a substitute for the more detailed information contained in the provisions of section 206.1 of the CBCA. The provisions of section 206.1 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Alcan shareholders who wish to be better informed about the provisions of section 206.1 of the CBCA should consult their legal advisors.

See the sections entitled “Circular — Material Canadian Federal Income Tax Considerations” and “Circular — Material U.S. Federal Income Tax Considerations” for a discussion of the material income tax consequences applicable to Alcan shareholders in the event of a Compelled Acquisition.

Alternative Subsequent Acquisition Transaction

If the Offerors take up and pay for Alcan Common Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason, or the Offerors determine not to exercise such right, the Offerors will take such action as is necessary, including causing a special meeting of Alcan shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Alcan and Alcoa, or an affiliate of Alcoa, for the purpose of enabling Alcoa or an affiliate of Alcoa to acquire all Alcan Common Shares not acquired pursuant to the Offer (an “Alternative Subsequent Acquisition Transaction”). Under such an Alternative Subsequent Acquisition Transaction, Alcan may continue as a separate subsidiary of Alcoa following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Alcan Common Shares acquired pursuant to the Offer. However, the terms of any such Alternative Subsequent Acquisition Transaction will provide that each outstanding Alcan Common Share will entitle its holder to receive the same consideration paid to Alcan shareholders under the Offer. If the Offerors take up and pay for 66 2/3% of the Alcan Common Shares outstanding, on a fully-diluted basis, under the Offer, the Offerors will own sufficient Alcan Common Shares to effect an Alternative Subsequent Acquisition Transaction.

Each type of Alternative Subsequent Acquisition Transaction described above would be a “business combination” under Ontario Securities Commission Rule 61-501—Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions (“Rule 61-501”) and a “going private transaction” under Autorité

des marchés financiers du Québec Policy Statement Q-27—Protection of minority security holders in the course of certain transactions (“Policy Q-27”). In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Alternative Subsequent Acquisition Transactions to be “related party transactions.” However, if the Alternative Subsequent Acquisition Transaction is a “business combination” carried out in accordance with Rule 61-501 or a “going private transaction” carried out in accordance with Policy Q-27, the “related party transaction” provisions of Rule 61-501 and Policy Q-27 will not apply to such transaction. The Offerors intend to carry out any such Alternative Subsequent Acquisition Transaction in accordance with Rule 61-501 and Policy Q-27, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of Rule 61-501 and Policy Q-27 will not apply to the “business combination” or the “going private transaction.”

Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (in this case, the Alcan Common Shares), and subject to certain exceptions, any non-cash consideration being offered therefor (in this case, the Alcoa Common Shares) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offerors intend to rely on an available exemption or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and the AMF, respectively, exempting Alcan or Alcoa or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Alternative Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 for certain business combinations, and under Policy Q-27 for certain going private transactions, completed within 120 days after the expiration of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that was received in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. The Offerors have provided such disclosure and expect that these exemptions will be available.

Depending on the nature of the Alternative Subsequent Acquisition Transaction, the Offerors expect that the provisions of the CBCA will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Alcan Common Shares at a meeting duly called and held for the purpose of approving an Alternative Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by “minority” holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Alternative Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Alcan shareholders other than the Offerors, any other “interested party” of Alcan (within the meaning of Rule 61-501 and Policy Q-27), “related party” of the Offerors or any other “interested party” of Alcan (within the meaning of Rule 61-501 and Policy Q-27), including any director or senior officer of either Offeror, or any of their directors or senior officers or any affiliate or insider of either Offeror or any of their respective directors or senior officers, or any person acting jointly or in concert with any of the foregoing.

However, Rule 61-501 and Policy Q-27 also provide that the Offerors may treat Alcan Common Shares acquired pursuant to the Offer as “minority” shares and vote them, or consider them voted, in favor of an Alternative Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, (a) the business combination or going private transaction is completed not later than 120 days after the expiration time; (b) the consideration for each Alcan Common Share in the Alternative Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid for Alcan Common Shares pursuant to the Offer; and (c) the Alcan shareholder who deposited such Alcan Common Shares to the Offer was not a direct or indirect party to any “connected transaction” to the Offer (for purpose of Rule 61-501) or entitled to receive directly or indirectly, in connection with the Offer, a “collateral benefit” (for purposes of Rule 61-501). The consideration paid under any Alternative Subsequent Acquisition Transaction proposed by the Offerors will be of the same value and in the same form as the consideration paid to Alcan shareholders under the Offer, and accordingly the Offerors intend to cause Alcan Common Shares acquired pursuant to the Offer to be voted in favor of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Offerors and their affiliates are the registered holders of 90% or more of the Alcan Common Shares at the time the Alternative Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority shareholders.

Rule 13e-3 under the Exchange Act is applicable to certain “going-private” transactions in the U.S. and may under certain circumstances be applicable to a Compulsory Acquisition or an Alternative Subsequent Acquisition Transaction. The Offerors believe that Rule 13e-3 should not be applicable to a Compulsory Acquisition or an Alternative Subsequent Acquisition Transaction unless the Compulsory Acquisition or the Alternative Subsequent Acquisition Transaction, as the case may be, is consummated more than one year after Alcan Common Shares are purchased under the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Alcan and certain information relating to the fairness of the Compulsory Acquisition or the Alternative Subsequent Acquisition Transaction, as the case may be, and the consideration paid to minority Alcan shareholders be filed with the SEC and distributed to minority holders of Alcan Common Shares before the consummation of any such transaction.

The foregoing discussion of certain provisions of the Exchange Act is not meant to be a substitute for the more detailed information contained in the Exchange Act and the rules and regulations thereunder.

If the Offerors are unable to complete an Alternative Subsequent Acquisition Transaction, the Offerors will evaluate their other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Alcan Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Alcan, or taking no further action to acquire additional Alcan Common Shares. Any additional purchases of Alcan Common Shares could be at a price greater than, equal to or less than the value of the Offer Consideration to be paid for Alcan Common Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offerors may sell or otherwise dispose of any or all Alcan Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offerors, which may vary from the terms and the value of the Offer Consideration paid for Alcan Common Shares under the Offer.

Any Alternative Subsequent Acquisition Transaction may also result in Alcan shareholders having the right to dissent and demand payment of the fair value of their Alcan Common Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Alcan Common Shares. The fair value of Alcan Common Shares so determined could be more or less than the amount paid per Alcan Common Shares pursuant to the Alternative Subsequent Acquisition Transaction or the Offer.

The tax consequences to an Alcan shareholder of an Alternative Subsequent Acquisition Transaction may be substantially similar to, or materially different from, the tax consequences to such Alcan shareholder of accepting the Offer. See “Circular — Material Canadian Federal Income Tax Considerations” and “Circular — Material U.S. Federal Income Tax Considerations.” Alcan shareholders should consult their tax advisors as to the tax considerations applicable to them in their particular circumstances. Further, Alcan shareholders should consult their legal advisors for a determination of their legal rights with respect to an Alternative Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

Certain judicial decisions may be considered relevant to any Alternative Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiration of the Offer. Prior to the adoption of

Rule 61-501 (or its predecessor OSC Policy 9.1) and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation (including the CBCA) and in Canadian jurisprudence has been toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority shareholders.

Alcan shareholders are encouraged to consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going private transaction.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Introduction

The following is a summary of the principal consequences under the Income Tax Act (Canada) (referred to herein as the “Canadian Tax Act”) generally applicable to a beneficial owner of Alcan Common Shares who, for the purposes of the Canadian Tax Act and at all relevant times, deals at arm’s length with, and is not and will not be affiliated with Alcan and Alcoa, and who holds its Alcan Common Shares, and will hold its Alcoa Common Shares as capital property (a “Holder”).

For this purpose, related persons are deemed not to deal with each other at arm’s length. Generally, a person and a corporation are related if the person controls the corporation or is a member of a related group that controls a corporation. It is a question of fact whether persons not related to each other are dealing with each other at arm’s length. The Alcan Common Shares will generally be considered to be capital property to a Holder unless either the Holder holds such securities in the course of carrying on a business or the Holder has acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Resident Shareholders (as defined below), whose Alcan Common Shares might not otherwise be capital property, may, in certain circumstances, be entitled to have the Alcan Common Shares and all other “Canadian securities,” as defined in the Canadian Tax Act, owned by such Resident Shareholder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Canadian Tax Act.

This summary does not apply to a Resident Shareholder in respect of whom Alcoa is, or will be, a foreign affiliate within the meaning of the Canadian Tax Act.

This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder and our understanding of the current published administrative practices and policies of the Canadian Revenue Agency (referred to herein as the “CRA”), all in effect as of the date hereof. This summary also takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

On February 23, 2005, as part of the 2005 Federal Budget, the Minister of Finance (Canada) confirmed the commitment to introduce a rule to the Canadian Tax Act that would permit, in certain circumstances, a Canadian resident holder of shares of a Canadian corporation to exchange such shares for shares of a non-Canadian corporation on a tax deferred basis. To date, no such proposal has been introduced and, at this time, it is not possible to determine whether the proposed new rules, if and when enacted, would affect the Canadian federal income tax consequences applicable to Resident Shareholders described in this summary. Accordingly, this summary does not take into account any such proposal.

This summary is not applicable to a Holder that is a “financial institution” as defined in the Canadian Tax Act for the purposes of the “mark-to-market” rules, to a Holder that is a “specified financial institution” as defined in the Canadian Tax Act, or to a Holder an interest in which would be a “tax shelter investment” within the meaning of the Canadian Tax Act.

Holders are urged to consult their own tax advisors having regard to their own particular circumstances.

For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Alcan Common Shares and Alcoa Common Shares, must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate, at the relevant times.

The summary which follows is based on the opinion of Stikeman Elliott LLP, which is attached as Exhibit 8(b) to this Registration Statement.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Canadian Tax Act, is, or is deemed to be, resident in Canada (a “Resident Shareholder”).

Generally, a Resident Shareholder who disposes of Alcan Common Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of the Common Shares immediately before the disposition. For these purposes, the proceeds of disposition will be equal to the sum of (1) the cash consideration received pursuant to the Offer and (2) the fair market value of the Alcoa Common Shares received pursuant to the Offer.

The adjusted cost base to a Resident Shareholder of Alcoa Common Shares acquired pursuant to the Offer will be equal to the fair market value of Alcoa Common Shares received pursuant to the Offer, and, generally, will be averaged with the adjusted cost base of any other Alcoa Common Shares held at that time by the Resident Shareholder as capital property for the purposes of determining the Resident Shareholder’s adjusted cost base of such Alcoa Common Shares.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Canadian Tax Act. Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”). Subject to and in accordance with the provisions of the Canadian Tax Act, a Resident Shareholder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in the year and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of an Alcan Common Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Alcan Common Share to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where an Alcan Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Shareholders should consult their own advisors.

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation,” as defined in the Canadian Tax Act, may be liable for a refundable tax of 6 2/3% on investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the Alcan Common Shares (but not dividends or deemed dividends that are deductible in computing taxable income).

A Resident Shareholder of Alcoa Common Shares will be required to include in computing its income for a taxation year the amount of any dividends received on Alcoa Common Shares. Dividends received on Alcoa Common Shares by a Resident Shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. A Resident Shareholder that is a corporation will include such dividends in computing income and will not be entitled to deduct the amount of such dividends in computing its taxable income. A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on such dividends. Any U.S. non-resident withholding tax on such dividends may give rise to a Canadian Holder’s entitlement to claim a foreign tax credit or deduction in respect of such U.S. tax where applicable under the Canadian Tax Act.

A disposition or deemed disposition of Alcoa Common Shares by a Resident Shareholder will generally result in capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost base to the holder of the Alcan Common Shares immediately before the disposition. See the discussion above pertaining to the disposition of Alcoa Common Shares. The Resident Shareholder may be entitled to claim a foreign tax credit or deduction in respect of any U.S. tax payable by the Resident Shareholder on any gain realized on such disposition or deemed disposition under the Canadian Tax Act.

Compulsory Acquisition

As described above under the heading “Acquisition of Shares Not Deposited” the Offerors may, in certain circumstances, acquire Alcan Common Shares pursuant to section 206 of the CBCA. The tax consequences to a Resident Shareholder of a disposition of Alcan Common Shares in such circumstances will be as described above mutatis mutandis but Resident Shareholders whose Alcan Common Shares may be so acquired should consult their tax advisors in this regard. A Resident shareholder who dissents in a Compulsory Acquisition and is entitled to receive the fair value of its Alcan Common Shares will be considered to have disposed of the Alcan Common Shares for proceeds of disposition equal to the amount fixed as such by the court (excluding the amount of any interest awarded by the court). As a result, such dissenting Resident Shareholder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above mutatis mutandis.

Any interest awarded to a Dissenting Resident Shareholder by a court will be included in computing such Resident Shareholder’s income for the purposes of the Canadian Tax Act.

Compelled Acquisition

As described above under the heading “Acquisition of Shares Not Deposited” the Offerors may, in certain circumstances, be required to acquire Alcan Common Shares held by a holder of Alcan Common Shares that did not receive the Offerors’ notice. Any Resident Shareholder disposing of its Alcan Common Shares in such circumstances will realized a capital gain (or a capital loss) generally calculated in the same manner and with the same tax consequences as described above mutatis mutandis but Resident Shareholders whose Alcan Common Share may be so acquired should consult their tax advisors in this regard.

Alternative Subsequent Acquisition Transaction

If the compulsory acquisition provisions of section 206 of the CBCA are not utilized for any reason, the Offerors will propose other means of acquiring the remaining issued and outstanding Alcan Common Shares. The tax treatment of any such Alternative Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Alternative Subsequent Acquisition Transaction is carried out. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Alcan Common Shares acquired pursuant to an Alternative Subsequent

Acquisition Transaction, if any. Depending upon the manner in which the Alternative Subsequent Acquisition is carried out, a Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend pursuant to an Alternative Subsequent Acquisition Transaction.

Subject to the potential application of subsection 55(2) of the Canadian Tax Act to Resident Shareholders that are corporations, a Resident Shareholder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Alcan Common Shares or any share of a taxable Canadian corporation issued as consideration for the Alcan Common Shares and such dividends deemed to be received by a Resident Shareholder that is a corporation will generally be deductible in computing the corporation’s taxable income. In the case of a Resident Shareholder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporation. The Canadian Tax Act provides for an enhanced gross-up and dividend tax credit for “eligible dividends” paid after 2005 by Canadian resident corporations.

Subsection 55(2) of the Canadian Tax Act provides that where a Resident Shareholder that is a corporation is deemed to receive a dividend in certain circumstances, all or part of the deemed dividend may be deemed not to be a dividend and may be treated instead as proceeds on the disposition of the Alcan Common Shares or any share of a taxable Canadian corporation issued as consideration for the Alcan Common Shares for the purposes of computing the Resident Shareholder’s capital gain or capital loss. Accordingly, Resident Shareholders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision to them.

A Resident Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Canadian Tax Act) may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3% on dividends deemed to be received on the Alcan Common Shares or any share of a taxable Canadian corporation issued as consideration for the Alcan Common Shares to the extent that such dividends are deductible in computing the Resident Shareholder’s taxable income. Dividends deemed to be received by a Resident Shareholder who is an individual (including a trust) will be included in computing the Resident Shareholder’s income, and will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from a taxable Canadian corporation.

Under the current administrative practice of the CRA, Resident Shareholders who exercise their statutory right of dissent in respect of an amalgamation should be considered to have disposed of their Alcan Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder in respect of such shares (excluding any interest awarded by a court). However, because of uncertainty under the relevant legislation as to whether such amounts paid to a dissenting Resident Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Shareholders should consult with their own tax advisors in this regard. Any interest awarded to the Resident Shareholder by a court will be included in computing the Resident Shareholder’s income for the purposes of the Canadian Tax Act.

Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Alcan Common Shares acquired pursuant to an Alternative Subsequent Acquisition Transaction, if any.

Foreign Property Information Reporting

A Resident Shareholder that is a “specified Canadian entity” for a taxation year or a fiscal period and whose total cost amount of “specified foreign property,” including Alcoa Common Shares, at any time in the year or fiscal period exceeds Cdn$100,000 (as such terms are defined in the Canadian Tax Act) will be required to file an information return for the year or period disclosing prescribed information. With some exceptions, a Resident Shareholder will generally be a specified Canadian entity. Resident Shareholders should consult their own tax advisors in this respect.

Foreign Investment Entity Status

On November 9, 2006, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to introduce legislation relating to the income tax treatment of investments by Canadian residents in non-resident entities that constitute “foreign investment entities” (referred to herein as “FIEs”) applicable for taxation years commencing after 2006 (referred to herein as the “FIE Tax Proposals”). The FIE Tax Proposals which, as Bill C-33, received first reading in the House of Commons on November 22, 2006, would apply to require a taxpayer that holds a “participating interest,” that is not an “exempt interest,” (as such terms are defined in the FIE Tax Proposals) in a non-resident entity that is a FIE at the entity’s taxation year-end to take into account in computing the taxpayer’s income for the taxpayer’s taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the “designated cost” of such participating interest held by a taxpayer at the end of each month ending in the Holder’s taxation year at which time the participating interest is held by the taxpayer; (ii) in certain limited circumstances, any gains and losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, a taxpayer’s proportionate share of the FIE’s income (or loss) for the year calculated using Canadian tax rules.

For the purposes of the FIE Tax Proposals, Alcoa Common Shares will constitute participating interests in Alcoa.

Alcoa will not be FIE at the end of any of its taxation year provided that either, at that time, the “carrying value” of all of the Alcoa’s “investment property” is not greater than one-half of the “carrying value” of all its property or throughout its particular taxation year, its principal activity was the carrying on of a business that is not an “investment business.” The determination of whether or not Alcoa is an FIE must be made on an annual basis at the end of each taxation year-end of Alcoa.

Based on Alcoa current and planned activities, Alcoa believes that it currently is not a FIE under the FIE Tax Proposals. No assurances, however, may be given that Alcoa will not be a FIE under the FIE Tax Proposals at its taxation year end on December 31, 2007.

Even if Alcoa were a FIE at the end of one of its taxation years, Alcoa Common Shares may be exempt interests provided that, throughout the period that such securities are held by a Holder during such taxation year of Alcoa: (i) Alcoa is resident in a country in which there is a prescribed stock exchange for the purposes of the Canadian Tax Act (this would include the U.S.); (ii) the Alcoa Common Shares, are listed on a “prescribed stock exchange” (which include the TSX and the NYSE); and (iii) the Alcoa Common Shares constitute “arm’s length interests” of the Holder (as defined for the purposes of the FIE Tax Proposals). It is expected that the Alcoa Common Shares will be “arm’s length interests” of a particular Holder for the purposes of the FIE Tax Proposals provided that such Holder (together with entities and individuals with whom the Holder does not deal at arm’s length) does not hold, in the aggregate, more than 10% of Alcoa Common Shares respectively based on the fair market value of such shares. In addition, the Alcoa Common Shares will only constitute an exempt interest at the end of the Alcoa’s taxation year if, at that time, it is reasonable to conclude that the Holder has no “tax avoidance motive” in respect of such securities. For this purpose, the Holder will be regarded as having a tax avoidance motive only if it is reasonable to conclude that the main reasons for acquiring or holding the Alcoa Common Shares include, directly or indirectly, benefiting principally from income, profits, gains or increases in value in respect of investment property and from the deferral or reduction of tax that would have been payable on such income, profits or gains. Holders are encouraged to consult their own tax advisors regarding the determination of whether or not they have such a tax avoidance motive. The determination of whether Alcoa’s Common Shares constitute an exempt interest must be made on an annual basis at the end of each taxation year of Alcoa.

Qualified Investments

Provided the Alcoa Common Shares are listed on a prescribed stock exchange (which includes the TSX and the NYSE), the Alcoa Common Shares will be qualified investments under the Canadian Tax Act for trusts governed by registered retirement savings plans, registered education savings plan, registered retirement income funds and deferred profit sharing plans.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Canadian Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the Alcan Common Shares in a business carried on in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to certain Holders that are (i) insurers carrying on an insurance business in Canada and elsewhere or (ii) an “authorized foreign bank,” as defined in the Canadian Tax Act.

A Non-Resident Shareholder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition of Alcan Common Shares unless the Alcan Common Shares are “taxable Canadian property” to the Non-Resident Shareholder for purposes of the Canadian Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.

Generally, the Alcan Common Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (a) the Alcan Common Shares are listed on a prescribed stock exchange (which includes the TSX and the NYSE) at that time, and (b) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, have not owned 25% or more of the issued Alcan Common Shares or any class or series of the capital stock of Alcan at any time during the 60-month period that ends at that time.

Even if the Alcan Common Shares are taxable Canadian property of a Non-Resident Shareholder, a capital gain realized upon the disposition of Alcan Common Shares may be exempt from tax under an applicable income tax convention. In the event that Alcan Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences pertaining to capital gain (or capital loss) as described above under “Holders Resident in Canada” will generally apply.

Compulsory Acquisition

As described under “Circular — Acquisition of Shares Not Deposited,” the Offerors may, in certain circumstances, acquire Alcan Common Shares not deposited under the Offer pursuant to section 206 of the CBCA. The Canadian federal income tax consequences to a Non-Resident Shareholder who disposes of shares in such circumstances generally will be the same as described above mutatis mutandis but Non-Resident Shareholders whose Alcan Common Shares may be so acquired should consult their tax advisor in this regard.

Any interest awarded by the court and paid and credited to a Non-Resident Shareholder exercising its right to dissent in respect of a Compulsory Acquisition will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.

Compelled Acquisition

As described above under the heading “Circular — Acquisition of Shares Not Deposited” the Offerors may, in certain circumstances, be required to acquire Alcan Common Shares held by a holder of Alcan Common Shares that did not receive the Offerors’ notice. Any Resident Shareholder disposing of its Alcan Common Shares in such circumstances will realized a capital gain (or a capital loss) generally calculated in the same manner and with the same tax consequences as described above mutatis mutandis but Resident Shareholders whose Alcan Common Share may be so acquired should consult their tax advisors in this regard.

Alternative Subsequent Acquisition Transaction

The tax treatment of an Alternative Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Alternative Subsequent Acquisition Transaction is carried out. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Alcan Common Shares acquired pursuant to an Alternative Subsequent Acquisition Transaction, if any.

Depending upon the manner in which the Alternative Subsequent Transaction is carried out, a Non-Resident Shareholder may realize a capital gain or a capital loss and/or be deemed to receive a dividend pursuant to a Subsequent Acquisition Transaction, as discussed above under “Holders Resident in Canada — Alternative Subsequent Acquisition Transaction.”

Whether or not a Non-Resident Shareholder would be subject to tax under the Canadian Tax Act on any such capital gain would depend on whether Alcan Common Shares or any share of a taxable Canadian corporation issued as consideration for the Alcan Common Shares are “taxable Canadian property” to the Non-Resident Shareholder for purposes of the Canadian Tax Act and whether the Non-Resident Shareholder is entitled to relief under an applicable income tax convention and other circumstances at that time (see in particular the discussion below under “Delisting of Alcan Common Shares Following Completion of the Offer”). Dividends paid or credited or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. Where the Non-Resident Shareholder is a resident of the U.S. entitled to benefits under the U.S. Treaty and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Any interest awarded by a court and paid or credited to a Non-Resident Shareholder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will be subject to Canadian withholding tax in the same manner as described above under “Holders Not Resident in Canada — Compulsory Acquisition.”

Delisting of Alcan Common Shares Following Completion of the Offer

As described above under “Circular — Effect of the Offer on the Market for Alcan Common Shares; Stock Exchange Listing and Public Disclosure,” the Alcan Common Shares may cease to be listed on the TSX, the NYSE, the LSE, Euronext Paris, Euronext Brussels and the SWX following the completion of the Offer and may not be listed on the TSX and the NYSE at the time of their disposition by a Non-Resident Shareholder pursuant to a Compulsory Acquisition or an Alternative Subsequent Acquisition Transaction.

Non-Resident Shareholders are cautioned that if the Alcan Common Shares are not listed on a prescribed stock exchange (which includes the TSX and the NYSE) at the time they are disposed of: (a) the Alcan Common Shares will generally be taxable Canadian property to the Non-Resident Shareholder; (b) the Non-Resident Shareholder may be subject to tax under the Canadian Tax Act in respect of any capital gain realized on such disposition, unless any such gain is exempt from taxation under the Canadian Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident; and (c) the notification and withholding provisions of section 116 of the Canadian Tax Act will apply to the Non-Resident Shareholder, in which case the Offerors will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Shareholder and to remit such amount to the Receiver General of Canada on behalf of the Non-Resident Shareholder.

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of not disposing of their Alcan Common Shares pursuant to the Offer.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material U.S. federal income tax considerations generally applicable to holders of Alcan Common Shares with respect to the disposition of Alcan Common Shares pursuant to the Offer or in certain transactions described in this Circular under the heading “Acquisition of Shares Not Deposited,” and the ownership and disposition of Alcoa Common Shares received pursuant to the Offer. It addresses only holders that hold Alcan Common Shares and Alcoa Common Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans or other tax-deferred accounts, holders that own or have owned more than 5% of any class of Alcan or Alcoa stock by vote or value (whether such stock is or was actually or constructively owned), regulated investment companies, common trust funds, holders subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding Alcan Common Shares or Alcoa Common Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired Alcan Common Shares or Alcoa Common Shares in a compensation transaction. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds Alcan Common Shares or Alcoa Common Shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The following is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of Alcan Common Shares or Alcoa Common Shares that is (i) a citizen or individual resident of the U.S.; (ii) a corporation (or an entity classified as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury Regulations to continue to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Alcan Common Shares or Alcoa Common Shares that is not a U.S. Holder.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal tax purposes) may depend on both the partnership’s and the partner’s status. Partnerships that are beneficial owners of Alcan Common Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the disposition of Alcan Common Shares pursuant to the Offer or in transactions described in this Circular under the heading “Acquisition of Shares Not Deposited,” and the ownership and disposition of Alcoa Common Shares received pursuant to the Offer.

The summary which follows is based on the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, which is attached as Exhibit 8(a) to this Registration Statement.

Holders should consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances, including the effects of U.S. federal, state, local, foreign and other tax laws.

U.S. Holders

Disposition of Alcan Common Shares and Receipt of Cash and Alcoa Common Shares Pursuant to the Offer

A U.S. Holder that disposes of Alcan Common Shares in the Offer generally will recognize capital gain or loss equal to the difference between (i) the sum of the cash and the fair market value of Alcoa Common Shares that the U.S. Holder is entitled to receive pursuant to the Offer and (ii) the U.S. Holder’s adjusted tax basis in the Alcan Common Shares disposed of in the Offer. Gain or loss must be determined separately for each block of Alcan Common Shares (i.e., Alcan Common Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer. Capital gain of a non-corporate U.S. Holder derived with respect to a disposition of Alcan Common Shares in which the U.S. Holder has a holding period exceeding one year generally will be subject to a maximum U.S. federal income tax rate of 15% (whereas capital gain derived with respect to a disposition of Alcan Common Shares in which the U.S. Holder has a holding period of one year or less generally will be subject to U.S. federal income tax rates applicable to ordinary income). The deductibility of capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding such limitations.

If a U.S. Holder using the cash method of accounting receives Canadian dollars pursuant to the Offer, the amount realized generally will equal the U.S. dollar value of the Canadian dollars received determined at the Bank of Canada Noon Rate on the business day immediately preceding the date on which the U.S. Holder receives such payment. If a U.S. Holder using the accrual method of accounting receives Canadian dollars pursuant to the Offer, the amount realized generally will equal the U.S. dollar value of the Canadian dollars to which such U.S. Holder becomes entitled, determined at the Bank of Canada Noon Rate on the business day immediately preceding the date such U.S. Holder’s Alcan Common Shares are taken up by the Offerors. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Holder determines its amount realized to the date such amount in Canadian dollars is actually converted into U.S. dollars will be treated as ordinary income or loss.

A U.S. Holder’s tax basis in Alcoa Common Shares received pursuant to the Offer will equal the fair market value of such Alcoa Common Shares on the date such Alcoa Common Shares are accrued or received (in accordance with the U.S. Holder’s regular method of tax accounting) and the U.S. Holder’s holding period with respect to such Alcoa Common Shares will begin on that date.

Acquisition of Alcan Common Shares Not Deposited

Compulsory Acquisition or Compelled Acquisition of Alcan Common Shares. The U.S. federal income tax considerations generally applicable to a U.S. Holder that disposes of Alcan Common Shares in a Compulsory Acquisition or a Compelled Acquisition, as described in this Circular, generally will be as described under “— Disposition of Alcan Common Shares and Receipt of Cash and Alcoa Common Shares Pursuant to the Offer” above.

U.S. Holders that Demand Payment of the Fair Value of their Alcan Common Shares Disposed of in a Compulsory Acquisition. Although there is no authority directly on point, a U.S. Holder that elects to demand payment of the fair value of its Alcan Common Shares disposed of in a Compulsory Acquisition will likely recognize capital gain or loss at the time of the Compulsory Acquisition (even if the fair value of the Alcan Common Shares has not yet been judicially determined at such time), in an amount equal to the difference between (i) the amount realized by the U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in the Alcan Common Shares. For this purpose, although there is no authority directly on point, the amount realized generally should equal the sum of the U.S. dollar equivalent amounts, determined at the spot Canadian dollar/U.S. dollar rate, of the trading values for the Alcan Common Shares on the settlement date of the Compulsory Acquisition. In such event, capital gain or loss also may be recognized by the U.S. Holder at the time the actual payment is received, to the extent that such payment exceeds, or is exceeded by, the amount previously realized. In addition, a portion of the actual payment received may instead be characterized as interest income, in which case the U.S. dollar value of the Canadian dollar amount of such portion generally should be included in ordinary income in accordance with the U.S. Holder’s method of accounting. U.S. Holders that elect to demand payment of the fair value of their Alcan Common Shares disposed of in a Compulsory Acquisition should consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

Alternative Subsequent Acquisition Transaction. If the statutory right of Compulsory Acquisition is not available for any reason, or the Offeror determines not to exercise such right, the Offerors will effect an Alternative Subsequent Acquisition Transaction, as described in this Circular. The U.S. federal income tax considerations generally applicable to a U.S. Holder that disposes of Alcan Common Shares in an Alternative Subsequent Acquisition Transaction will depend upon the manner in which such transaction is carried out and may be substantially similar to, or materially different from, the considerations described above. U.S. Holders that dispose of Alcan Common Shares pursuant to an Alternative Subsequent Acquisition Transaction should consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

Amounts Subject to Canadian Withholding Tax. A U.S. Holder that elects to demand payment of the fair value of its Alcan Common Shares disposed of in a Compulsory Acquisition or an Alternative Subsequent Acquisition Transaction and that is subject to Canadian withholding tax, as described under “Circular — Material Canadian Federal Income Tax Considerations — Holders Not Resident in Canada” above, may be eligible to claim a deduction or credit for such Canadian taxes withheld. If a U.S. Holder elects to claim a foreign tax credit, rather than a deduction, in a particular taxable year, such election will apply to all foreign taxes paid by the U.S. Holder in that taxable year. The rules governing the foreign tax credit are complex and the availability of the credit is subject to limitations. U.S. Holders should consult their own tax advisors as to the availability of the foreign tax credit in their particular circumstances.

Dividends on Alcoa Common Shares

If Alcoa makes distributions with respect to Alcoa Common Shares received by a U.S. Holder pursuant to the Offer, the distributions generally will be treated as dividends to the extent of Alcoa’s current and accumulated earnings and profits as determined under U.S. federal income tax principles at the end of the taxable year in which the distribution occurs. To the extent the distributions exceed Alcoa’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Alcoa Common Shares, and thereafter as gain from the sale or exchange of such Alcoa Common Shares. Eligible dividends received by a non-corporate U.S. Holder in taxable years beginning on or before December 31, 2010, will be subject to U.S. federal income tax at the special reduced rate generally applicable to long-term capital gain. A U.S. Holder generally will be eligible for this reduced rate only if the U.S. Holder has held Alcoa Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Corporate U.S. Holders generally will be entitled to claim the dividends received deduction with respect to dividends paid on Alcoa Common Shares, subject to applicable restrictions.

Sale or Other Taxable Disposition of Alcoa Common Shares

Upon the sale or other taxable disposition of Alcoa Common Shares received pursuant to the Offer, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount realized by the U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in the Alcoa Common Shares. Capital gain of a non-corporate U.S. Holder derived with respect to a sale or other taxable disposition of Alcoa Common Shares in which the U.S. Holder has a holding period exceeding one year generally will be subject to a maximum U.S. federal income tax rate of 15% (whereas capital gain derived with respect to a sale or other taxable disposition of Alcoa Common Shares in which the U.S. Holder has a holding period of one year or less generally will be subject to U.S. federal income tax rates applicable to ordinary income). The deductibility of capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding such limitations.

Non-U.S. Holders

Disposition of Alcan Common Shares Pursuant to the Offer and Acquisition of Alcan Common Shares Not Deposited

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the disposition of Alcan Common Shares pursuant to the Offer or in a Compulsory Acquisition, a Compelled Acquisition or an Alternative Subsequent Acquisition Transaction, provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S., and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the disposition.

Dividends on Alcoa Common Shares

Dividends paid to a Non-U.S. Holder of Alcoa Common Shares received pursuant to the Offer generally will be subject to withholding tax (currently imposed at a rate of 30%) subject to reduction (i) by an applicable treaty, if the Non-U.S. Holder provides an Internal Revenue Service (“IRS”) Form W-8BEN (or appropriate substitute form) certifying that it is entitled to such treaty benefits, or (ii) upon the receipt of an IRS Form W-8ECI (or appropriate substitute form) from the Non-U.S. Holder claiming that the payments are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S.

Sale or Other Disposition of Alcoa Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the sale or disposition of Alcoa Common Shares received pursuant to the Offer, provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S., and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the sale or disposition.

Income Effectively Connected with a U.S. Trade or Business

If a Non-U.S. Holder is engaged in a trade or business in the U.S. and (i) gain realized on the disposition of Alcan Common Shares pursuant to the Offer or in a Compulsory Acquisition or an Alternative Subsequent Acquisition Transaction, (ii) a dividend on Alcoa Common Shares received pursuant to the Offer, or (iii) gain realized on the sale or other disposition of Alcoa Common Shares received pursuant to the Offer is effectively connected with the conduct of that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on such effectively connected income on a net income basis in the same manner as if such Non-U.S. Holder were a U.S. Holder. In addition, if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax (currently imposed at a rate of 30%), unless such Non-U.S. Holder is exempt from, or entitled to a reduction in, branch profits tax under an applicable tax treaty.

Information Reporting and Backup Withholding Tax

If certain information reporting requirements are not met, a holder may be subject to backup withholding tax (currently imposed at a rate of 28%) on (i) proceeds received on the disposition of Alcan Common Shares pursuant to the Offer or in a Compulsory Acquisition or an Alternative Subsequent Acquisition Transaction, (ii) dividends on Alcoa Common Shares received pursuant to the Offer, or (iii) proceeds received on the sale or other disposition of Alcoa Common Shares received pursuant to the Offer. Backup withholding tax is not an additional tax. A holder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such holder may be entitled to a refund, provided that the requisite information is correctly furnished to the IRS in a timely manner. Holders should consult their own tax advisors as to the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF ALCAN COMMON SHARES WITH RESPECT TO THE DISPOSITION OF ALCAN COMMON SHARES PURSUANT TO THE OFFER OR IN TRANSACTIONS DESCRIBED IN THIS CIRCULAR UNDER THE HEADING “ACQUISITION OF SHARES NOT DEPOSITED,” AND THE OWNERSHIP OR DISPOSITION OF ALCOA COMMON SHARES RECEIVED PURSUANT TO THE OFFER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Financial Information set forth below combines the historical consolidated statements of income and financial position of Alcoa and the historical consolidated statements of income and financial position of Alcan, giving effect to the purchase as if it had occurred as of March 31, 2007, in the case of the Unaudited Pro Forma Condensed Combined Balance Sheet, or as of January 1, 2006, in the case of the Unaudited Pro Forma Condensed Combined Statement of Income for the quarter ended March 31, 2007 and the year ended December 31, 2006.

Alcoa proposes to acquire all of the issued and outstanding common shares of Alcan for $58.60 per share in cash plus 0.4108 of a share of Alcoa common stock for each Alcan common share. Based on Alcoa’s closing stock price of $35.66 per share on May 4, 2007, the implied value of the acquisition consideration is $73.25 per Alcan Common Share, resulting in total purchase consideration of $27,676 million for the assumed 377.8 million outstanding Alcan Common Shares.

You should read this information in conjunction with the:

•	accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information;

•

separate historical financial statements of Alcoa as of March 31, 2007, included in Alcoa’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which is incorporated by reference in this Offer to Purchase;

•

separate historical financial statements of Alcan as of March 31, 2007, included in Alcan’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which is incorporated by reference in this Offer to Purchase;

•

separate historical financial statements of Alcoa as of December 31, 2006 and for the three years then ended, included in Alcoa’s Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this Offer to Purchase; and

•

separate historical financial statements of Alcan as of December 31, 2006 and the three years then ended, included in Alcan’s Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this Offer to Purchase.

The Unaudited Pro Forma Condensed Combined Financial Information is provided for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the purchase been completed at the dates indicated. In addition, the Unaudited Pro Forma Condensed Combined Financial Information does not purport to project the future financial position or operating results of the combined company. In this regard, the reader should note that the Unaudited Pro Forma Condensed Combined Financial Information does not give effect to (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that are expected to result from the acquisition, (iii) benefits expected to be derived from the combined company’s growth projects or brownfield expansions or (iv) changes in LME prices subsequent to the dates of such Unaudited Pro Forma Condensed Combined Financial Information.

The Unaudited Pro Forma Condensed Combined Financial Information was prepared using the purchase method of accounting with Alcoa treated as the accounting acquiror. Accordingly, we have adjusted the historical consolidated financial information to give effect to the impact of the offer consideration paid in connection with the purchase. In the Unaudited Pro Forma Condensed Combined Balance Sheet, Alcoa’s cost to acquire Alcan has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based upon management’s preliminary estimate of their respective fair values as of the date of the acquisition. The amounts allocated to acquired assets and liabilities assumed in the Unaudited Pro Forma Condensed Combined Balance Sheet are based on management’s preliminary valuation estimates using available public information and certain assumptions that we believe are reasonable. Definitive allocations (and the deferred tax impact of these adjustments) will be performed and finalized based upon certain valuations and other studies of, but not limited to, inventories, intangible assets, properties, plants and equipment, pension liabilities, postretirement benefit obligations, and asset retirement obligations. These valuations and other studies will be performed by Alcoa with the services of outside valuation specialists after the completion of the transaction.

In addition, Alcoa has not had access to any proprietary or confidential financial or other information of Alcan and has not had an opportunity to undertake any due diligence procedures. Accordingly, the allocation of consideration paid as reflected in the pro forma adjustments is preliminary and is subject to revision based on a final determination of the fair value of the assets acquired and the liabilities assumed in the transaction. The amounts that will be recorded based on our final assessment and determination of fair values may differ materially from the information presented in this Unaudited Pro Forma Condensed Combined Financial Information. Amounts allocated to net tangible and intangible assets may be revised and depreciation and amortization and useful lives may differ from the assumptions we used in this Unaudited Pro Forma Condensed Combined Financial Information, any of which could result in a material change in depreciation and amortization expense (see the notes to the Unaudited Pro Forma Condensed Combined Statement of Income).

Alcoa and Alcan each hold investments in certain common equity method affiliates. Alcoa management is unable to evaluate at this time whether the transaction may result in such equity method affiliates being accounted for as if they were consolidated subsidiaries. Accordingly, the Unaudited Pro Forma Condensed Combined Financial Information does not reflect any such change in financial statement presentation for these investments; however, Alcoa management does not believe any change that may ultimately be required would have a material impact on the Unaudited Pro Forma Condensed Combined Financial Information.

The Unaudited Pro Forma Condensed Combined Financial Information does not give effect to any disposition of Alcoa’s assets that may occur in connection with management’s ongoing strategic evaluation of Alcoa’s portfolio or any disposition of Alcan’s assets that may occur or may be required as part of or after the acquisition. See the sections entitled “Circular — About Alcoa Inc. — Recent Developments” and “Circular — Regulatory Matters.” In addition, the Unaudited Pro Forma Condensed Combined Financial Information does not include the impact of any potential cost savings, one-time costs, or capital investments that may result from combining Alcoa and Alcan. Alcoa currently expects the combined operations with Alcan to generate synergies of approximately $1 billion pre-tax annually once fully implemented in the third year following the closing of the transaction. Efficiencies are expected to come from all areas across the value chain, including product manufacturing and marketing, global procurement, logistics, infrastructure and support areas, product research and development and asset utilization. Alcoa has not yet developed formal plans for combining the two companies’ operations. Accordingly, additional liabilities may be incurred in connection with the business combination and any ultimate restructuring. These additional liabilities and costs have not been contemplated in the Unaudited Pro Forma Condensed Combined Financial Information because information necessary to reasonably estimate such costs and to formulate detailed restructuring plans is not available to Alcoa.

Alcoa and subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Income

Quarter Ended March 31, 2007

(in millions, except per share amounts)

	Historical Alcoa	Historical Alcan	Pro forma Adjustments			Pro forma Combined
Sales	$7,908	$6,420	$(139)	(a	)
			-	(b	)	$14,189
Cost of goods sold	6,007	4,801	(139)	(a	)
			-	(b	)
			(40)	(c	)	10,629
Selling, general administrative, and other expenses	357	374	(2)	(c	)	729
Research and development expenses	52	54	-			106
Provision for depreciation, depletion and amortization	304	264	103	(d	)	671
Restructuring and other charges	26	12	-			38
Interest expense	83	60	338	(e	)	481
Other (income)/expense	(44)	(3)	12	(f	)	(35)

	6,785	5,562	272			12,619

Income from continuing operations before taxes on income	1,123	858	(411)			1,570
Provision for taxes on income	335	280	(89)	(g	)	526

Income from continuing operations before minority interests’ share	788	578	(322)			1,044
Equity income	-	12	(12)	(f	)	-
Less: Minority interests’ share	115	-	-			115

Income from continuing operations	$673	$590	$(334)			$929

Earnings per common share, from continuing operations:
Basic	$0.77					$0.91
Diluted	$0.77					$0.90
Weighted average common shares outstanding (in millions):
Basic	869		155	(h	)	1,024
Diluted	876		155	(h	)	1,031

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

Alcoa and subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Income

Year Ended December 31, 2006

(in millions, except per share amounts)

	Historical Alcoa	Historical Alcan	Pro Forma Adjustments		Pro Forma Combined
Sales	$30,379	$23,641	$(556)	(a)
			521	(b)	$53,985
Cost of goods sold	23,318	17,990	(556)	(a)
			521	(b)
			(186)	(c)	41,087
Selling, general administrative, and other expenses	1,402	1,475	(10)	(c)	2,867
Research and development expenses	213	220			433
Provision for depreciation, depletion and amortization	1,280	1,043	423	(d)	2,746
Restructuring and other charges	543	179	-		722
Interest expense	384	284	1,351	(e)	2,019
Other (income)/expense	(193)	77	(85)	(f)	(201)

	26,947	21,268	1,458		49,673

Income from continuing operations before taxes on income	3,432	2,373	(1,493)		4,312
Provision for taxes on income	835	665	(316)	(g)	1,184

Income from continuing operations before minority interests' share	2,597	1,708	(1,177)		3,128
Equity income	-	85	(85)	(f)	-
Less: Minority interests' share	436	7	-		443

Income from continuing operations	$2,161	$1,786	$(1,262)		$2,685

Earnings per common share, from continuing operations:
Basic	$2.49				$2.62
Diluted	$2.47				$2.61

Weighted average common shares outstanding (in millions):
Basic	869	-	155	(h)	1,024
Diluted	875	-	155	(h)	1,030

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED STATEMENT OF INCOME

(dollars in millions)

(a)

Represents the elimination of intercompany sales and cost of goods sold between Alcoa and Alcan. These pro forma adjustments are based on information contained in the books and records of Alcoa and assume all related inventories have been sold to third parties.

(b)

For the year ended December 31, 2006, this represents an adjustment to conform the accounting treatment for trading activity. Alcan reports trading revenues and costs for aluminum contracts on a net basis rather than on a gross basis for third-party metal sales contracts. Alcoa reports such activity on a gross basis. Due to the lack of publicly available information for the quarter ended March 31, 2007, no pro forma adjustment has been made to the quarterly results and, as this is a consistency of disclosure issue only, there is no impact on the income from continuing operations for the quarter.

(c)

Represents a reduction in net periodic pension and other postretirement benefit expense as a result of eliminating the historical net periodic pension and other postretirement benefit cost components attributable to the amortization of actuarial gains/losses and prior service cost, as well as curtailment/settlement losses, as the recording of these liabilities at fair value at the acquisition date eliminates the future amortization of these items.

(d)

Represents increases to depreciation and amortization expense resulting from the fair value adjustments to Alcan’s (i) property, plant and equipment and (ii) identifiable intangible assets. The pro forma depreciation and amortization expense has been calculated based on the estimated fair value and useful lives of Alcan’s buildings, machinery and equipment and identifiable intangible assets. The pro forma Alcan depreciation and amortization expense was then compared to the historical depreciation and amortization expense disclosed in Alcan’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006 to arrive at the pro forma adjustments. Depreciation is computed using the straight-line method over an assumed weighted-average useful life of the assets of 12 years, based on the weighted-average useful asset life implicit in Alcan’s historical depreciation expense as presented in Alcan’s Annual Report on Form 10-K for the year ended December 31, 2006. Amortization of intangible assets is computed on the straight-line method based on the estimated weighted-average useful lives of the underlying assets of 17 years. The amount of purchase price allocated to tangible and intangible assets and the associated assumptions regarding useful lives represent preliminary estimates by Alcoa management and are subject to change pending completion of a final valuation. The amount of purchase price allocated to tangible and intangible assets, as well as the associated useful lives, may increase or decrease and could materially affect the amount of pro forma depreciation and amortization expense. Absent any revision to useful life assumptions, depreciation and amortization expense would change by $8 and $6, respectively, on an annual basis for every $100 of fair value assessment changes regarding tangible and intangible assets, respectively. In other words, in the event the amount of fair value ascribed to Alcan’s property, plant and equipment increases by $100 and the amount of fair value ascribed to intangible assets also increases by $100, the pro forma adjustment to annual depreciation and amortization expense would increase by $14.

(e)

Represents the increase in interest expense as a result of financing the cash portion of the purchase consideration. Total interest expense related to the purchase comprises cash interest of $338 for the quarter ended March 31, 2007 and $1,351 for the year ended December 31, 2006, based on the $22,142 assumed borrowing in connection with the purchase (see Notes to Unaudited Pro Forma Condensed Combined Balance Sheet) and an expected interest rate of 6.10% to be incurred under the Facility (based on LIBOR plus 75 basis points). A  1/8 percentage point change in the assumed interest rates on the debt associated with the acquisition would result in an adjustment to annual interest expense of $28. In addition, Alcoa expects to incur a non-recurring commitment fee of approximately $150 associated with the Facility that will be amortized to interest expense over the duration of the Facility, currently anticipated to be 18 months; the impact of this non-recurring commitment fee has not been reflected in the Unaudited Pro Forma Condensed Combined Statement of Income.

Under the terms of the Facility, Alcoa also expects to incur an unused commitment fee of 12.5 basis points per annum on the undrawn portion of the $30,000 Facility. The impact of this fee has not been adjusted in the Unaudited Pro Forma Condensed Combined Statement of Income as it is considered to be non-recurring. Alcoa’s management expects that borrowings under the Facility will be repaid through new long-term financing, successor bank facilities, and operating cash on hand. While Alcoa does not expect to do so, additional cash may be raised through equity issuances, if necessary.

Based on current conditions in the financial markets, we anticipate that the refinancing of the Facility will be at a weighted rate of approximately 6.5% inclusive of debt issuance costs. The pro forma interest expense adjustment in the Unaudited Pro Forma Condensed Combined Statement of Income would be $89 higher for the full year if this rate was utilized rather than the negotiated 6.1% rate under the Facility.

(f)	Represents reclassification of equity income of Alcan to other income in order to conform to the classification used by Alcoa.

(g)

The pro forma tax expense has been calculated giving effect to the equity income being an after-tax amount and an estimated one-half of the interest expense related to the new financing being non-deductible. As a result of these two items, the effective tax rate on the pro forma income statement adjustment for the quarter ended March 31, 2007 is 22% and for the year ended December 31, 2006 is 21% compared to the statutory rate of 35%.

(h)

The unaudited pro forma combined per common share amounts and weighted average common shares outstanding reflect the combined average number of Alcoa Common Shares, the adjustment to which reflects the increase in shares outstanding for the assumed issuance of approximately 155 million Alcoa Common Shares in connection with the purchase (see Note (a) to the Unaudited Pro Forma Condensed Combined Balance Sheet). The weighted average common shares assume all outstanding options of Alcan are exercised prior to the purchase and then exchanged for Alcoa Common Shares.

Alcoa and subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2007

(in millions)

	Historical Alcoa	Historical Alcan	Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$420	$186	$22,142	(b)
			(22,141)	(a)(b)
			361	(b)
			(299)	(b)
			(313)	(b)	$356
Receivables from customers, less allowances	3,314	3,106	-		6,420
Inventories	3,780	3,228	369	(c)	7,377
Other current assets	1,724	1,314	-		3,038

Total current assets	9,238	7,834	119		17,191
Properties, plants and equipment, net	15,372	12,589	4,910	(c)	32,871
Goodwill	6,169	4,597	9,891	(c)	20,657
Other assets	7,242	4,113	4,145	(c)
	-	-	150	(b)	15,650

Total Assets	$38,021	$29,133	$19, 215		$86,369

Liabilities
Current liabilities:
Short-term borrowings	$1,449	$611	$-		$2,060
Accounts payable and other current liabilities	5,455	5,335	-		10,790
Deferred income taxes	-	35	129	(c)	164

Total current liabilities	6,904	5,981	129		13,014
Long-term debt, less amount due within one year	6,311	5,169	22,142	(b)
			(25)	(c)	33,598
Accrued pension and postretirement benefits	4,472	3,363	-		7,835
Deferred income taxes	763	1,143	3,179	(c)	5,084
Other noncurrent liabilities	2,202	1,681	-		3,883

Total liabilities	20,652	17,337	25,425		63,414
Minority interests	1,947	71	-		2,018

Shareholders’ Equity
Preferred stock	55	160	(160)	(d)	55
Common stock	925	6,275	(6,275)	(d)
			155	(a)	1,080
Additional capital	5,790	664	(664)	(d)
			(20)	(c)
			5,380	(a)	11,150
Retained earnings	11,579	4,772	(4,772)	(d)	11,579
Common shares held by a subsidiary	-	(31)	31	(d)	-
Treasury stock, at cost	(1,953)	-	-		(1,953)
Accumulated other comprehensive loss	(974)	(115)	115	(d)	(974)

Total shareholders’ equity	15,422	11,725	(6,210)		20,937

Total Liabilities and Equity	$38,021	$29,133	$19,215		$86,369

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED BALANCE SHEET

(dollars in millions except per share data)

(a) Purchase Consideration

Alcoa proposes to acquire all of the issued and outstanding common shares of Alcan for $58.60 net per share in cash plus 0.4108 of an Alcoa Common Share for each Alcan Common Share. Based on Alcoa’s closing share price of $35.66 per share on May 4, 2007, the implied value of the acquisition consideration is $73.25, resulting in total purchase consideration of $27,676 for the assumed 377.8 million outstanding Alcan common shares. A summary of the purchase consideration is as follows:

Total purchase consideration	$27,676

Stock Consideration:
Value of Alcoa Common Shares issued	$5,535	(1)
Alcoa share price	$35.66	(2)
Number of Alcoa Common Shares to be issued (in thousands)	155,216	(2)

Cash Consideration:
Total cash purchase consideration	$22,141
Number of Alcan Common Shares outstanding (in thousands)	377,839	(3)
Cash consideration per share	$58.60

(1)

Alcoa Common Shares are carried at par value of $1.00 per share. Accordingly, $155 of the $5,535 value assigned to Alcoa Common Shares to be issued in connection with the purchase is recorded as common stock with the remaining $5,380 recorded as additional capital in the Unaudited Pro Forma Condensed Combined Balance Sheet.

(2)

Based on the May 4, 2007 closing price of $35.66, we have assumed a fair value of the noncash consideration of 0.4108 of an Alcoa Common Share. The number of Alcoa Common Shares to be issued is calculated by multiplying the number of Alcan Common Shares outstanding by the exchange ratio of 0.4108.

(3)

The assumed issued and outstanding Alcan Common Shares includes 8,581,805 Alcan Common Shares assumed to be issued through the exercise of stock options and the issuance of Alcan Common Shares for certain restricted stock units (see note (b) (2) below).

Based upon the terms of the Offer, with a fixed 0.4108 share exchange ratio, the fair value of the acquisition consideration will fluctuate based upon future changes in the market price of Alcoa Common Shares. For each $1 movement in the Alcoa Common Share price, there would be a corresponding increase or decrease in total purchase consideration of approximately $155 million, which would serve to increase or decrease the amount of recorded goodwill in the Unaudited Pro Forma Condensed Combined Balance Sheet. Note there would be no impact of any such movement in the Alcoa Common Share price on the Unaudited Pro Forma Condensed Combined Statement of Income.

(b) Sources and Uses

The following table reflects the sources and uses of cash related to the purchase:

Sources		Uses
Proceeds from debt issuance(1)	$22,142	Cash consideration paid	$22,141
Exercised options(2)	361	Equity-based payments(3)	299
Cash on hand	250	Fees and expenses(4)	313

Total sources	$22,753	Total uses	$22,753

(1)

Reflects the assumed proceeds expected to be received from the Facility to finance the cash purchase consideration. Alcoa’s management expects borrowings under the Facility will be repaid through new long-term financing, successor bank facilities, and operating cash on hand. While Alcoa does not expect to do so, additional cash may be raised through equity issuances, if necessary. Actual amounts borrowed, shares issued, sources of funding, and interest rates will depend upon conditions in the capital markets at the time the refinancing is completed.

(2)

Reflects the estimated proceeds from the exercise of all outstanding Alcan employee stock options under the Alcan Executive Share Option Plan and the Pechiney Stock Option Plans. Alcan’s unvested stock options immediately vest upon a change in control event. Since the weighted average exercise price of the options is less than the acquisition consideration of $73.25, we have assumed all Alcan stock options will be exercised. The following details the estimated proceeds from the exercise of the vested and unvested stock options outstanding at May 17, 2007:

Stock options outstanding (in thousands)	8,582
Weighted average exercise price per share	$42.06
Cash received upon exercise of all outstanding options	$361

The total number of Alcan Common Shares outstanding at May 17, 2007 after the assumed exercise of all outstanding stock options and estimated French Restricted Stock Units is as follows (shares in thousands):

Number of Alcan Common Shares outstanding	369,046
Number of Alcan Common Shares issued upon exercise of outstanding stock options	8,582
Number of French Restricted Stock Units	211

377,839

(3)

Reflects the amount paid to purchase (i) outstanding units associated with Alcan’s executive and non-executive deferred share unit plans for approximately $21, (ii) outstanding restricted share units for approximately $65, (iii) outstanding units associated with Alcan’s Stock Price Appreciation Units for approximately $25, and (iv) the purchase of approximately 8.7 million Alcan Series C and E Preference Shares for approximately $189. The amounts were calculated by applying the number of units or shares for each program by the stated buy back amounts pursuant to the agreements.

(4)

Reflects estimated direct fees and expenses of $100 associated with the acquisition and $63 associated with estimated severance obligations for Alcan executives as a result of the transaction. Based on the composition of consideration paid, Alcoa has assumed approximately 20% of the $100 transaction costs incurred as a result of the acquisition will relate to the common share portion of the total purchase price. Accordingly, $20 has been recorded as a reduction of additional capital and $80 is included in the determination of the total purchase price to be allocated. Included in the estimated fees and expenses is also a non-recurring commitment fee of approximately $150 associated with the Facility that will be amortized to interest expense over the duration of the Facility.

(c) Purchase Price Allocation

The acquisition will be accounted for as a purchase business combination, with Alcoa as the acquiror. Alcoa has not completed its assessment of the fair value of assets and liabilities of Alcan and the related business integration plans. The table below summarizes the estimated acquisition cost:

Total purchase consideration (see Note (a) above)	$27,676
Other acquisition costs (see Note (b)(3) above):
Cash paid to purchase Alcan’s deferred share units	21
Cash paid to purchase Alcan’s restricted share units	65
Cash paid to purchase Alcan’s Stock Price Appreciation Units	25
Cash paid to purchase Alcan’s Series C and E Preference Shares	189
Estimated change-in-control payments	63
Other direct acquisition costs	80

Total purchase price to be allocated	$28,119

The table below presents a preliminary allocation of the estimated purchase price consideration to Alcan’s tangible and intangible assets and liabilities based on Alcoa management’s preliminary estimate of their respective fair value as of March 31, 2007:

Cash acquired (1)	$547
Receivables from customers, less allowances	3,106
Inventories	3,597
Other current assets	1,314
Properties, plants and equipment	17,499
Identifiable intangible assets (2)	4,800
Other assets	3,458
Short-term borrowings	(611)
Accounts payable and other current liabilities	(5,335)
Long-term debt (3)	(5,144)
Pension and postretirement liabilities (4)	(3,363)
Other noncurrent liabilities	(1,681)
Deferred income taxes	(4,485)
Minority interests	(71)
Goodwill acquired	14,488

$28,119

Upon completion of the fair value assessment, Alcoa anticipates that the ultimate purchase price allocation may differ materially from the preliminary assessment outlined above. Any changes to the initial estimates of fair value of the assets and liabilities will result in a corresponding adjustment to goodwill.

(1)	Includes Alcan cash on hand at the balance sheet date of $186 plus cash proceeds from the assumed exercise of Alcan’s stock options of $361 ($547 in aggregate).

(2)	Other assets in the Unaudited Pro Forma Condensed Combined Balance Sheet includes the following:

Identifiable intangible assets, excluding goodwill, at fair value (estimated useful lives):
Technology (10 years)	$700
Trademarks and trade names (20 years)	900
Customer-related intangibles (15 years)	1,700
Favorable contracts, mineral rights and other intangible assets (20 years)	1,500

		$4,800
Historical value of Alcan’s intangible assets, net		655

Pro forma adjustment		$4,145

(3)

The fair value of long term debt is based upon disclosures in Alcan’s 2006 Annual Report on Form 10-K. Amortization of the $25 estimated adjustment to fair value of long-term debt is not considered material and has not been reflected in the Unaudited Pro Forma Condensed Combined Statement of Income.

(4)

The amount recorded on the balance sheet for Alcan’s pension and postretirement benefit plans reflects the adoption of the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” by Alcan effective December 31, 2006. The standard requires an employer to recognize the overfunded or underfunded status of a defined benefit pension or other postretirement plan as an asset or liability in its balance sheet. Since the adoption of SFAS No. 158 by Alcan resulted in the liabilities associated with the pension and postretirement benefit plans being recorded, no pro forma adjustment is required.

(d) Reflects the elimination of Alcan’s historical equity.

COMPARISON OF SHAREHOLDER RIGHTS

Upon completion of the Offer and the subsequent acquisition transaction, Alcan shareholders will become shareholders of Alcoa, rather than shareholders of Alcan. Since Alcoa is a Pennsylvania corporation, the rights of the shareholders of Alcoa are governed by the applicable laws of the State of Pennsylvania, including Pennsylvania Business Corporations Law (the “PBCL”), and by Alcoa’s articles of incorporation and bylaws. Alcan shareholders are advised to read Alcoa’s articles of incorporation and bylaws in their entirety. Since Alcan was incorporated under the federal laws of Canada, the rights of shareholders of Alcan are governed by the Canada Business Corporations Act (the “CBCA”), and other laws of Canada, and by Alcan’s articles of incorporation and bylaws. Alcan shareholders are advised to read Alcan’s articles of incorporation and bylaws in their entirety.

The following summary discusses the material differences between the current rights of Alcoa shareholders and Alcan shareholders under the PBCL and the CBCA, respectively, and under the articles of incorporation and bylaws of Alcoa and the articles of incorporation and bylaws of Alcan.

Authorized Capital Stock

Alcoa. At the closing of the Offer, the authorized capital stock of Alcoa will consist of (i) 1,800,000,000 Alcoa Common Shares, par value $1.00 per share, (ii) 660,000 shares of Serial Preferred Stock, par value $100.00 per share, and (iii) 10,000,000 shares of Class B Serial Preferred Stock, par value $1.00 per share.

Alcan. The authorized share capital of Alcan currently consists of an unlimited number of Alcan Common Shares and an unlimited number of preference shares, issuable in series, including 4,199,900 Floating Rate Cumulative Redeemable Preference Shares, Series C, 1984 Issue, 1,500,000 Floating Rate Cumulative Redeemable Preference Shares, Series C, 1985 Issue and 2,999,000 Cumulative Redeemable Preference Shares, Series E.

However, the Board of Directors is not allowed to create or issue any series of preference shares with voting rights, other than voting rights arising only in the event of non-payment of dividends, without the approval of shareholders by a special resolution requiring two-thirds of the votes cast by shareholders who voted in respect thereof.

Number, Classification, Qualification and Election of Directors

Alcoa. The PBCL provides that the board of directors of a Pennsylvania corporation must consist of one or more directors as fixed by, or in the manner provided in, the corporation’s bylaws. Alcoa’s articles of incorporation provide that the board of directors shall consist of the number of persons fixed from time to time by the board of directors pursuant to a resolution adopted by a majority vote of the directors then in office. Alcoa’s bylaws provide that the board of directors may increase or decrease the number of directors from time to time without a vote of Alcoa’s shareholders, provided that such number is at least seven and no more than 15. As of the date of the Offer, the Alcoa board consists of 11 directors.

The PBCL permits a Pennsylvania corporation to provide for the board of directors to be divided into classes of directors with staggered terms of office. Except as otherwise provided in the corporation’s articles of incorporation, if the board of directors is classified as to the term directors will serve, each class must be as nearly equal in number as possible, the term of office of at least one class must expire each year, and the members of a class cannot be elected for a longer period than four years. Alcoa’s board of directors is classified with respect to the time for which the directors shall severally hold office by dividing the board of directors into three classes, as nearly equal in number as possible, with each director elected for a term expiring no later than the third annual meeting following his or her election. Alcoa’s articles of incorporation do not permit cumulative voting for the election of directors.

Under the PBCL, each director of a business corporation must be a natural person of full age who, unless otherwise restricted in the bylaws, need not be a resident of Pennsylvania or a shareholder of the corporation. The bylaws of Alcoa do not place any qualification requirements on the directors of Alcoa.

Alcan. Alcan’s bylaws provide that the board of directors shall consist of a minimum of nine and a maximum of 20 directors, as set out in the articles of incorporation and as determined by the directors from time to time. Based on Alcan’s 2007 Proxy Circular, Alcan’s board of directors consists of 13 directors.

Under the CBCA, each director of a corporation must, among other things, be a natural person who is not less than 18 years of age. None of the CBCA, the articles of incorporation or the by-laws of Alcan requires that a director hold shares of Alcan.

Under the CBCA, at least 25% of the directors must be residents of Canada, subject to certain limited exceptions. Except as permitted by the CBCA, no business may be transacted by the board of directors except at a meeting of directors at which a quorum is present and at least 25% of the directors present are resident Canadians. The CBCA also requires that a corporation whose securities are publicly traded have not fewer than three directors, at least two of whom are not officers or employees of the corporation or any of its affiliates.

Under the CBCA, directors may be elected for a term expiring not later than the third annual meeting of shareholders following the election. If no term is specified, a director’s term expires at the next following annual meeting of shareholders. A director may be nominated for re-election to the board of directors at the end of his or her term. Currently, the bylaws provide that all of the members of Alcan’s board of directors are elected at each annual meeting.

Alcan’s articles of incorporation provide that the directors can appoint one or more additional directors above the number elected at the prior annual meeting, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the prior annual meeting.

Removal of Directors

Alcoa. Under the PBCL, unless a bylaw adopted by shareholders provides otherwise, shareholders of a corporation may remove any director, any class of directors, or the entire board of directors without assigning cause by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote in the election of directors. Alcoa’s articles of incorporation provide that any director, any class of directors, or the entire board of directors may be removed from office by shareholder vote at any time, with or without assigning any cause, but only if shareholders entitled to cast at least 80% of the votes which all shareholders would be entitled to cast at an annual election of directors or of such class of directors vote in favor of such removal.

Alcan. Neither the articles of incorporation nor the bylaws of Alcan address the removal of directors. Under the CBCA, any director of a corporation may be removed by resolution passed by a majority of the votes cast at a special meeting of the shareholders. In the case of a director appointed by a particular class of shareholders who have an exclusive right to elect that director, the removal resolution must be made by the shareholders of that class.

Newly Created Directorships and Vacancies

Alcoa. Under the PBCL, unless a corporation’s bylaws provide otherwise, vacancies and newly created directorships resulting from a resignation, an increase in the authorized number of directors or otherwise, may be filled by a vote of a majority of the directors remaining in office, even if such majority is less than a quorum, or by the sole remaining director. The articles of incorporation of Alcoa provide that any vacancies on the board of directors may only be filled by majority vote of the remaining directors then in office, though less than a quorum, except that vacancies resulting from removal from office by a vote of the shareholders may be filled by the shareholders at the same meeting at which such removal occurs. All directors elected to fill vacancies hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the board of directors will shorten the term of any incumbent director.

Alcan. Under the CBCA, except in certain circumstances, a quorum of directors may fill a vacancy on the board, except when the vacancy results from an increase in the number or the minimum or maximum number of directors, or from a failure to elect the number or minimum number of directors provided for in the articles of incorporation. A new director appointed to fill a vacancy holds office for the unexpired term of his or her predecessor. If the remaining directors cannot form a quorum, they must call a special shareholders’ meeting to elect new directors.

Quorum for Meetings of the Board of Directors

Alcoa. Alcoa’s bylaws provide that a majority of the directors then in office constitutes a quorum for the purposes of transacting business at any meeting of the board of directors. If at any meeting a quorum is not present, the meeting may adjourn from time to time until a quorum is present.

Alcan. Alcan’s bylaws provide that the board of directors may from time to time fix the quorum for meetings of directors and, unless so fixed, five directors will constitute a quorum.

Annual Meetings of Shareholders

Alcoa. Alcoa’s bylaws provide that the annual meeting of Alcoa’s shareholders is to be held on the Friday next following the first Monday in May of each year at 9:30 a.m. local time in effect at the place of the meeting, or on such other day or at such other time as may be fixed by the board of directors.

Alcan. Alcan’s bylaws provide that the directors must call an annual meeting of the shareholders not later than 15 months after the holding of the last preceding annual meeting. Meetings are to be held at such place and time as the directors may determine. Pursuant to the articles, meetings of shareholders are held in Canada or, if so determined by the directors, outside of Canada, in New York City, United States of America, in London, England, or in Zurich, Switzerland. Failing any determination as to the location of the meeting by the directors, the meeting shall take place in the city of Montreal, Canada. Under the CBCA, an annual shareholders meeting must be called by the directors no later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the corporation’s preceding financial year. Annual meetings of shareholders are generally convened to address three items: (i) the election of directors, (ii) the appointment of auditors, and (iii) the presentation of annual financial statements. In addition, shareholders are entitled to raise their own items of business at annual meetings of shareholders, pursuant to a properly submitted shareholders’ proposal under the CBCA.

Special Meetings of Shareholders

Alcoa. Alcoa’s articles of incorporation and bylaws are silent with respect to special meetings of shareholders. Under the PBCL, the shareholders of a registered corporation are not entitled to call a special meeting of shareholders, except to approve certain “business combinations” involving an “interested shareholder” (as such terms are defined in the PBCL). In these limited circumstances, the special meeting can be held no earlier than five years after the interested shareholder’s share acquisition date.

Alcoa is a “registered corporation” under the PBCL.

The definition of “registered corporation” includes any domestic corporation that has a class or series of shares entitled to vote in the election of directors of a corporation registered under the Exchange Act.

Alcan. Under Alcan’s bylaws, the board of directors may at any time call a special meeting of Alcan’s shareholders. Under the CBCA, shareholders holding 5% or more of a corporation’s issued shares may requisition the directors to call a special meeting of the corporation’s shareholders.

Quorum for Shareholders Meetings

Alcoa. Alcoa’s articles of incorporation and bylaws are silent with respect to quorum requirements for the conduct of business at shareholders meetings. The PBCL generally provides that the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes to be cast on a particular matter constitutes a quorum for such matter.

Alcan. Alcan’s bylaws provide that, except as otherwise provided in Alcan’s articles of incorporation, the holders of not less than 40% of the Alcan Common Shares (or 50% of the Alcan preference shares or any series thereof (subject to reduction if quorum requirement are not met)) entitled to vote at a meeting of shareholders present in person or by proxy constitutes a quorum.

Voting Rights of Shareholders and Certain Shareholder Approval Requirements

Alcoa. Each Alcoa Common Share entitles the holder to one vote on each matter upon which shareholders have the right to vote.

Under its articles of incorporation, Alcoa’s Serial Preferred Stock does not convey any voting rights, except during a time when dividend payments are in arrears, for the duration of which each holder of Serial Preferred Stock is entitled to one vote per share. However, pursuant to the PBCL each holder of Serial Preferred Stock is entitled to one vote per share, voting as a class, with respect to certain matters affecting shareholder rights. In addition, the consent of a majority of the shares of Serial Preferred Stock then outstanding is required for (i) issuances of classes of stock ranking on a parity with the Serial Preferred Stock, (ii) an increase in the number of authorized shares of Serial Preferred Stock or any class of stock ranking on a parity with the Serial Preferred Stock, or (iii) a merger or consolidation where the surviving corporation would have a class of stock senior to or on a parity with the Serial Preferred Stock. The consent of 66.67% of the then outstanding shares of Serial Preferred Stock at the time outstanding is required for (i) changes adversely affecting the rights and preferences of the Serial Preferred Stock, (ii) issuances of classes of stock ranking senior to the Serial Preferred Stock, (iii) an increase in the number of authorized shares of any class of stock ranking senior to the Serial Preferred Stock, (iv) a sale, lease, conveyance or parting with control of all or substantially all of Alcoa’s assets, or (v) a liquidation, dissolution or winding up of Alcoa’s business.

Alcoa’s articles of incorporation further contain special shareholder approval requirements for amendment of certain provisions of the articles of incorporation relating to the anti-greenmail restrictions described below and the board of directors (in each case, 80% of all shares entitled to vote).

Alcan. Under the CBCA, unless the corporation’s articles of incorporation provide otherwise, each share of a corporation entitles the holder to one vote on each matter upon which shareholders have the right to vote.

The holders of preference shares are not entitled to vote at meetings of shareholders unless Alcan fails to pay six quarterly dividends on such preference shares. Thereafter, so long as such dividends remain in arrears, the holders will be entitled, voting separately as a class, to elect two members of the board of directors. However, pursuant to the CBCA, each holder of a preference share is entitled to one vote per share, voting as a class or as a series, with respect to certain matters affecting shareholder rights. In addition, the approval by special resolution of the holders of preference shares, voting as a class or as a series, is required in certain circumstances, including (i) changes to the rights, privileges, restrictions or conditions thereof and (ii) the creation or issuance of shares equal or superior to the preference shares, other than preference shares if certain conditions are met.

Under the CBCA, certain extraordinary corporate actions require shareholder approval by a special resolution requiring two-thirds of the votes cast by the shareholders who voted in respect of the resolution, such as: (i) amalgamations (other than an amalgamation between a parent corporation and one or more of its wholly owned subsidiaries), (ii) continuances and (iii) sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business. Each share of a corporation engaged in an amalgamation, a continuance or sale of substantially all of the corporation’s assets carries the right to vote notwithstanding that any or all of such shares do not otherwise carry the right to vote. Any shareholder who dissents from an amalgamation, a continuance or a sale of substantially all of the corporation’s assets is entitled to be paid the fair value of its shares by the corporation.

Shareholder Action by Written Consent

Alcoa. Alcoa’s articles of incorporation and bylaws are silent with respect to the ability of shareholders to act by written consent. The PBCL provides that, in the absence of a provision to the contrary in a corporation’s bylaws, any action that may be taken at a meeting of shareholders may be taken by consent without a meeting. Such consent must be signed by all the shareholders who would be entitled to vote at a meeting for such a purpose and be filed with the Secretary of the Corporation. Under the PBCL, an action by a registered corporation may be authorized by less than unanimous consent if the articles of incorporation permit such action. Alcoa’s articles of incorporation do not permit shareholder action to be taken by less than unanimous consent.

Alcan. Alcan’s articles of incorporation and bylaws are silent with respect to the ability of shareholders to act by written consent. Under the CBCA, shareholders can act without the necessity of convening and holding meetings. A written resolution that is signed by all the shareholders entitled to vote on the resolution at a meeting of the shareholders is as valid as if it had been passed at a meeting of the shareholders (except where a written statement is submitted by a director or auditor giving reasons for resigning or for opposing any proposed action or resolution, in accordance with the CBCA).

Amendments of Articles of Incorporation

Alcoa. Under the PBCL, Alcoa’s articles of incorporation generally may be amended only upon a resolution of the board of directors approved by the shareholders. However, under the PBCL, the board of directors may make certain amendments to the articles of incorporation without shareholder approval. The PBCL also provides that shareholders of a registered corporation, such as Alcoa, are not entitled by statute to propose amendments to the corporation’s articles of incorporation. Except as otherwise provided under Alcoa’s articles of incorporation (see discussion above), under the PBCL, amendment of Alcoa’s articles of incorporation generally requires the approval by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon.

Alcan. Under the CBCA, any amendment to the articles of incorporation generally requires approval by a special resolution of the shareholders (requiring not less than two-thirds of the votes cast by shareholders who voted on such resolution). Shareholders are entitled to vote separately as a class or in certain circumstances as a series, among other things, on any amendments to the articles which would modify the authorized number of shares, effect an exchange, reclassification or cancellation of shares, modify the rights, privileges, restrictions or conditions attached to the shares, increase rights or privileges of any senior class of shares, create an equal or senior class of shares, modify an inferior class of shares to make it equal or superior, constrain the issue, transfer or ownership of shares or change or remove such constraints.

Amendments of Bylaws

Alcoa. Under the PBCL and Alcoa’s bylaws, both the board of directors (subject to the powers of the shareholders to change such action) and the shareholders may amend the corporation’s bylaws, although the directors do not have this power with respect to matters expressly committed to the shareholders by the PBCL.

Under the PBCL, the shareholders of a registered corporation may not adopt a bylaw that varies the authority, powers and functions of the board of directors or establishes a committee of the board of directors unless the board of directors approves the adoption of the bylaw.

Alcoa’s bylaws provide that the bylaws may be altered, amended, added to or repealed by the board of directors at any meeting of the board of directors duly convened with or without notice of that purpose, subject to the power of the shareholders to change such action.

Alcan. Alcan’s articles of incorporation and bylaws are silent with respect to amendment of Alcan’s bylaws. Under the CBCA, unless the bylaws, articles of incorporation or a unanimous shareholders agreement provide otherwise, directors may, by resolution, make, amend or repeal any bylaws that regulate the business affairs of Alcan. These changes must be submitted to the shareholders at their next meeting, and the shareholders may, by ordinary resolution (requiring a majority of the votes case by shareholders who voted on such resolution), confirm, reject or amend the proposed changes. The bylaw amendment or repeal is effective from the date of the resolution of the directors until the shareholders’ meeting. If it is confirmed, the bylaw continues in effect in the form it was confirmed. If the bylaw is rejected by the shareholders, it ceases to be effective on the date of the rejection. A shareholder may make a proposal to make, amend or repeal a bylaw under the CBCA. If such a proposal is adopted by the shareholders by ordinary resolution at their meeting, the repealed or amended bylaw is effective from the date of its adoption and requires no further confirmation.

Business Combinations

Alcoa. The PBCL provides that a registered corporation may not engage in any “business combination” with an “interested shareholder” for five years after such person became an interested shareholder unless the transaction was approved by the board of directors prior to the interested shareholder’s share acquisition date or by a specified vote of shareholders.

If the business combination was not previously approved, the interested shareholder may effect a business combination after the five-year period only if the shareholder receives approval (i) from a majority of the shares that all shareholders of the corporation would be entitled to cast and that are not beneficially owned by the interested shareholder or (ii) at a shareholders’ meeting called for such purpose, provided that the aggregate amount of the offer meets certain fair price criteria.

“Business combination” is defined broadly to include certain mergers or consolidations, share exchanges, sales or dispositions of 10% or more of the corporation’s assets, liquidations or dissolutions, and numerous other specified business combination transactions.

“Interested shareholder” generally means any person that is (i) the beneficial owner of shares entitling such person to cast at least 20% of the votes that all shareholders would be entitled to cast in the election of directors, or (ii) an affiliate of the corporation who at any time within the five year period immediately prior to the date in question was the beneficial owner of shares entitling such person to cast at least 20% of the votes that all shareholders would be entitled to cast in the election of directors.

Alcan. Policies of certain Canadian securities regulatory authorities, including Rule 61-501 and Policy Q-27, contain requirements in connection with “business combinations” and “related party transactions.” A “business combination” means, generally, an amalgamation, arrangement, consolidation or any transaction as a consequence of which the interest of a shareholder may be terminated without consent, regardless of whether the equity security is replaced with another security. A “related party transaction” means, generally, any transaction by which an issuer, directly or indirectly, acquires or transfers an asset or acquires or issues treasury securities or assumes or transfers a liability from, or to, as the case may be, a related party by any means in any one or any combination of transactions. “Related party” is defined in Rule 61-501 and in Policy Q-27 and includes directors, senior officers and holders of at least 10% of the voting securities or of a sufficient number of any securities of the issuer to materially affect control of the issuer.

Rule 61-501 and Policy Q-27 require, among other things, more detailed disclosure in the proxy material sent to shareholders in connection with a business combination or related party transaction and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the transaction and any non-cash consideration paid therefor and the inclusion of a summary of the valuation in the proxy material. Rule 61-501 and Policy Q-27 also require that, subject to certain exceptions, an issuer may not engage in a business combination or related party transaction unless minority approval for the related party transaction has been obtained.

Shareholder Rights Agreement

Alcoa. As of the date of the Offer, Alcoa has not adopted a shareholders rights plan.

Alcan. Each Alcan Common Share carries one right to purchase additional Alcan Common Shares when “triggered” under certain circumstances. The terms of these rights are set forth in Alcan’s Shareholders Rights Agreement, which is described in the section entitled “Offer — Shareholder Rights Agreement.”

Dissenters’ or Appraisal Rights

Alcoa. The PBCL provides that stockholders of a corporation have a right to dissent from a proposed transaction and to obtain payment of the judicially determined “fair value” of their shares in a merger, consolidation, division, share exchange, conversion or asset transfer and in certain other plans or amendments to the articles of incorporation in which disparate treatment is given to the holders of shares of the same class or series. These appraisal rights are not available, however, for any class or series of stock that is either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held beneficially or of record by more than 2,000 persons, unless:

•

the shares being converted are shares of any preferred or special class or series of stock, unless the articles of incorporation or the terms of the transaction entitle all holders of the shares of the class or series to vote thereon and require for the effectuation of the transaction the affirmative vote of a majority of the votes cast by all stockholders of the class or series; or

•	the transaction provides for disparate treatment for shares of the same class or series, and

¡	the shares are a group of a class or series which are to receive the same special treatment in the transaction, and

¡	the group is not entitled to a vote as a special class for such transaction.

Alcan. The CBCA provides that shareholders entitled to vote on certain matters are entitled to exercise dissent rights and be paid the fair value of their shares. The CBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include the following:

•	any amalgamation with another corporation, other than with certain subsidiary corporations;

•

an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of the class in respect of which a shareholder is dissenting;

•	a continuance under the laws of another jurisdiction;

•	a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business;

•	a proposed arrangement transaction, where a court order issued in connection with an application for court approval of the arrangement permits the exercise of dissent rights;

•	the carrying out of a going private transaction or a squeeze-out transaction;

•	an amendment to the corporation’s articles of incorporation to add, change or remove any restriction on the business that the corporation may carry on; and

•	certain amendments to the articles of incorporation of a corporation which require a separate class or series vote;

provided that a shareholder is not entitled to dissent if any such action described in the foregoing bulleted items is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy (as described below).

Under the CBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive, unfairly prejudicial to or that unfairly disregards a shareholder’s interest (as more fully explained below).

Oppression Remedy

Alcoa. Pennsylvania law does not provide for an oppression remedy similar to that provided under the CBCA. However, the Pennsylvania courts have developed rules of fiduciary duty that could be invoked to provide similar relief to minority stockholders under certain circumstances.

Alcan. The CBCA provides an oppression remedy that enables the court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied, upon application by a complainant (as defined below), that (i) any act or omission of the corporation or an affiliate effects a result, (ii) the business affairs of the corporation or an affiliate are or have been carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or an affiliate are or have been exercised in a manner, in each such case, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer of the corporation or an affiliate.

A complainant includes:

•	a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates;

•	a present or former officer or director of the corporation or any of its affiliates;

•	the director appointed under the CBCA; and

•	any other person who in the discretion of the court is a proper person to make such an application.

Because of the breadth of the conduct which can be complained of and the scope of the court’s remedial powers, including the power to order liquidation and dissolution of the corporation, the oppression remedy is very flexible and may be relied upon to safeguard the interests of shareholders and other complainants that have a substantial interest in the corporation. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal rights of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Additionally, under the CBCA, a court may order a corporation or its subsidiaries to pay the complainant’s interim costs, including legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in an oppression action.

Shareholder Derivative Actions

Alcoa. The PBCL provides that Alcoa shareholders may bring derivative actions on behalf of, and for the benefit of, Alcoa. The plaintiff in a derivative action on behalf of Alcoa generally must aver that he or she is or was a shareholder of Alcoa at the time of the transaction of which the shareholder complains, or that his or her shares were received by operation of law from a person who was a shareholder of Alcoa at the time.

Alcan. Under the CBCA, a complainant may apply to the court for leave to bring an action in the name of, and on behalf of, a corporation or any subsidiary, or to intervene in an existing action to which any such corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Under the CBCA, no action may be brought and no intervention in an action may be made unless the court is satisfied that (i) the complainant has given 14 days notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court, and the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action, (ii) the complainant is acting in good faith, and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it thinks fit, including (i) an order authorizing the complainant or any other person to control the conduct of the action, (ii) an order giving directions for the conduct of the action, (iii) an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to former and present security holders of the corporation or its subsidiary instead of to the corporation or its subsidiary, and (iv) an order requiring the corporation or its subsidiary to pay reasonable legal fees incurred by the complainant in connection with the action.

Additionally, under the CBCA, a court may order a corporation or its subsidiary to pay the complainant’s interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action. Once commenced, a derivative proceeding may not be stayed, discontinued, settled or dismissed without the court’s approval.

Fiduciary Duties of Directors

Alcoa. Under the PBCL, directors stand in a fiduciary relationship to the corporation as an entity, but not to any particular constituency. In considering the best interests of the corporation, the board of directors may consider, to the extent they deem appropriate:

•

the effects of any action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located;

•

the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation;

•	the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation; and

•	all other pertinent factors.

The board of directors is not required to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor.

The PBCL expressly provides that the board of directors, in the discharge of its fiduciary duties, is not required to redeem any rights under or to modify or render inapplicable any shareholder rights plan, to render inapplicable statutory provisions relating to or affecting acquisitions or potential acquisitions of control, or to take action solely because of the effect of such action on a proposed acquisition or change of control of the corporation.

Director actions are presumed to be in the best interests of the corporation absent a breach of fiduciary duty, lack of good faith or self-dealing. In discharging their fiduciary duties, directors do not have any increased obligation to justify director action relating to or affecting an acquisition or a potential or proposed acquisition.

Additionally, a director is entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, presented or prepared by officers, employees, advisors or committees of the board.

Alcan. Alcan’s articles of incorporation do not contain any restrictions on the business that Alcan may conduct. Under the CBCA, directors have the power to manage the business and affairs of the corporation and have fiduciary obligations to the corporation. In exercising these powers and discharging these duties, each director must act honestly and in good faith with a view to the best interests of the corporation. The duty of care requires that the directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Indemnification; Liability of Officers and Directors

Alcoa. Article V of the By-Laws of Alcoa provides that Alcoa shall indemnify, under specified circumstances, persons who were or are directors, officers or employees of Alcoa or who served or serve other business entities at the request of Alcoa. Under these By-Law provisions, a person who is wholly successful in defending a claim will be indemnified for any reasonable expenses. To the extent a person is not successful in defending a claim, reasonable expenses of the defense and any liability incurred are to be indemnified under these provisions only where independent legal counsel or another disinterested person selected by the board of directors determines that such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of Alcoa, and in addition with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct of such person was unlawful. Any expense incurred with respect to any claim may be advanced by Alcoa if the recipient agrees to repay such amount if it is ultimately determined that such recipient is not to be indemnified pursuant to Article V.

The foregoing by-law provisions generally parallel Sections 1741 and 1745 of the PBCL. Section 1746 of the PBCL and the By-Laws both also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Section 1746 of the PBCL and the By-Laws provide for increased indemnification protections for directors, officers and others. Indemnification may be provided by Pennsylvania corporations in any case except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 1713 of the PBCL also sets forth a framework whereby Pennsylvania corporations, with the approval of the shareholders, may limit the personal liability of directors for monetary damages except where the act or omission giving rise to a claim constitutes self-dealing, willful misconduct or recklessness. The section does not apply to a director’s responsibility or liability under a criminal or tax statute and may not apply to liability under Federal statutes, such as the Federal securities laws.

Alcoa’s Articles of Incorporation and By-Laws were amended by the shareholders to implement the increased protections made available to directors under the PBCL as described in the preceding paragraph. Article VIII of the By-Laws provides that, except as prohibited by law, every director of Alcoa shall be entitled as of right to be indemnified by Alcoa for expenses and any and all liability paid or incurred by such person by reason of such person being or having been a director of Alcoa. Expenses incurred with respect to any claim may be advanced by Alcoa, subject to certain exceptions.

Alcoa’s Articles of Incorporation provide that except as prohibited by law, Alcoa may indemnify any person who is or was a director, officer, employee or agent of Alcoa or is or was serving at the request of Alcoa as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, any employee benefit plan, and may take such steps as may be deemed appropriate by the board of directors, including purchasing and maintaining insurance, entering into contracts, including, without limitation, contracts of indemnification between Alcoa and its directors and officers, creating a trust fund, granting security interests or using other means, including, without limitation, a letter of credit to ensure the payment of such amounts as may be necessary to effect such indemnification. The By-Laws provide for indemnification of such persons to the fullest extent permitted by law.

The Articles of Incorporation also provide that to the fullest extent that the laws of the Commonwealth of Pennsylvania permit elimination or limitation of the liability of directors, no director of Alcoa shall be personally liable for monetary damages for any action taken, or any failure to take any action.

Alcan. Under the CBCA, a corporation may indemnify a director or officer, a former director or officer, or a person who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity of another entity (individually referred to as “Indemnified Individual”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the Indemnified Individual in respect of any civil, criminal, administrative investigative or other proceeding in which the Indemnified Individual is involved because of that association with the corporation or other entity.

In addition, a corporation may advance money to an Indemnified Individual for the costs, charges and expenses of a proceeding referred to in the previous paragraph. However, the Indemnified Individual must repay the money if he or she does not fulfill the indemnification conditions (as defined below). A corporation may not indemnify an Indemnified Individual unless the Indemnified Individual (i) acted honestly and in good faith and with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the Indemnified Individual acted as a director or officer or in a similar capacity at the corporation’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Individual had reasonable grounds for believing that the Indemnified Individual’s conduct was lawful (collectively referred to as “indemnification conditions”).

A corporation may, with court approval, indemnify an Indemnified Individual, or advance money as described above, in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the Indemnified Individual is made a party because of the Indemnified Individual’s association with the corporation or other entity, against all costs, charges and expenses reasonable incurred by the Indemnified Individual in connection with such action if the Indemnified Individual fulfills the indemnification conditions.

Despite the foregoing paragraphs, an Indemnified Individual is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the Indemnified Individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the Indemnified Individual is subject because of the Indemnified Individual’s association with the corporation or other entity if the Indemnified Individual seeking indemnity (i) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the Indemnified Individual ought to have done, and (ii) fulfills the indemnification conditions.

Anti-Greenmail Provisions

Alcoa. Alcoa’s Articles of Incorporation provide that Alcoa will not knowingly engage, directly or indirectly, in any repurchase of any shares of Alcoa’s capital stock at a price greater than the then Fair Market Value (as defined below) of such shares (a “Stock Repurchase”) from an Interested Shareholder (as defined below) without the affirmative vote of not less than a majority of the votes entitled to be cast by the holders of all then outstanding shares of voting stock which are beneficially owned by persons other than such Interested Shareholder, voting together as a single class. Such affirmative vote is required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law or in any agreement with any national securities exchange or otherwise. This provision is not applicable to any particular Stock Repurchase from an Interested Shareholder if either of the following conditions are met: (i) the Stock Repurchase is made pursuant to a tender offer or exchange offer for a class of capital stock made available on the same basis to all holders of such class of capital stock, or (ii) the Stock Repurchase is made pursuant to an open market purchase program approved by a majority of the Continuing Directors (as defined below), provided that such purchases are effected on the open market and are not the result of a privately negotiated transaction.

“Continuing Director” is defined as (i) any member of Alcoa’s board of directors, while such person is a member of the board of directors, who is not an affiliate or associate or representative of the Interested Shareholder and was a member of the board of directors prior to the time that the Interested Shareholder became an Interested Shareholder, and (ii) any successor of a Continuing Director, while such successor is a member of the board of directors, who is not an affiliate or associate or representative of the Interested Shareholder and is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors.

“Fair Market Value” is defined, generally, as (i) in the case of cash, the amount of such cash, (ii) in the case of stock, the closing sale price on the trading day immediately preceding the date in question of a share of such stock on the Composite Tape for NYSE-Listed Stocks, and (iii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Continuing Directors.

“Interested Shareholder” is defined, generally, as any person (other than Alcan or any of its subsidiaries) who is on the date in question, or who was at any time within the two year period immediately prior to the date in question, the beneficial owner of voting stock representing 5% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock.

The board of directors has the power and duty to determine, on the basis of information known to them after reasonable inquiry, (i) whether a person is an Interested Shareholder, (ii) the number of shares of capital stock or other securities beneficially owned by any person, (iii) whether a person is an affiliate or associate of another and (iv) whether the consideration to be paid in any stock repurchase has an aggregate Fair Market Value in excess of the then Fair Market Value of the shares of capital stock being repurchased. Any such determination made in good faith will be binding and conclusive on all parties.

Alcan. Alcan’s articles of incorporation and bylaws do not include anti-greenmail provisions.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Alcoa files annual, quarterly and current reports, proxy statements and other information with the SEC. Alcan files annual, quarterly and current reports, proxy circulars and other information with the SEC. Shareholders may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Shareholders may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Shareholders may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

The SEC also maintains a website at www.sec.gov from which any electronic filings made by Alcoa or Alcan may be obtained without charge. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not incorporated by reference into the Offer, and you should not consider information contained on the website as part of the Offer or the Circular.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Alcoa to “incorporate by reference” information into the Offer. This means that Alcoa can disclose important information about Alcoa and Alcan and Alcoa’s and Alcan’s financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of the Offer, except for any information that is superseded by information that is included directly in this document. The following documents filed with the SEC are incorporated by reference in the Offer:

Alcoa Inc.:

•	Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC February 15, 2007;

•	Alcoa’s Quarterly Report on Form 10-Q for the three months ended March 31, 2007, filed with the SEC May 8, 2007;

•	Alcoa’s Proxy Statement on Schedule 14A for Alcoa’s 2007 Annual Meeting of Shareholders, filed with the SEC February 26, 2007;

•	Alcoa’s Current Reports on Form 8-K filed on January 19 (two Reports), January 25, February 1, February 16, March 1, April 25, 2007 and May 7, 2007; and

•	The description of Alcoa Common Shares contained in Alcoa’s Registration Statement on Form S-3 (File No. 333-74874), filed December 10, 2001.

Alcan Inc.:

•

Alcan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC March 1, 2007 (except for the report of Alcan’s independent registered public accounting firm contained in that report which is not incorporated by reference in the Offer because the consent of Alcan’s independent registered public accounting firm has not yet been obtained);

•	Alcan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2007, filed with the SEC May 10, 2007;

•

Alcan’s Proxy Circular for Alcan’s 2007 Annual Meeting of Shareholders, filed with the SEC on March 1, 2007 as Exhibit 99.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Alcan’s Current Reports on Form 8-K filed on January 30, February 21, March 7, March 15, April 27, 2007 and May 8, 2007; and

•	The description of Alcan Common Shares contained in Alcan’s Registration Statement on Form 8-A, filed December 21, 1989, and all subsequent amendments thereto.

In each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules are not incorporated by reference in this Offer to Purchase.

Whenever Alcoa or Alcan files reports or documents under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Offer, those reports and documents will be deemed to automatically be incorporated into and become a part of the Offer. Any information contained in such subsequently filed reports that updates, modifies, supplements or replaces information contained in the Offer automatically shall supersede and replace such information. Any information that is modified or superseded by a subsequently filed report or document shall not be deemed, except as so modified or superseded, to constitute a part of the Offer.

You may request a copy of these filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling Alcoa at the following address or telephone number:

Office of the Secretary

Alcoa Inc.

390 Park Avenue

New York, New York 10022-4608

(212) 836-2732

Alcoa files annual, quarterly and current reports, proxy statements and other information with the SEC. Alcan files annual, quarterly and current reports, proxy circulars and other information with the SEC. Shareholders may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Shareholders may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Shareholders may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

Documents filed electronically by Alcoa or Alcan with the SEC also may be obtained without charge at the SEC’s website at www.sec.gov. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not incorporated by reference into the Offer, and you should not consider information contained on the website as part of the Offer or the Circular.

The Offerors have not authorized anyone to provide any information or make any representation about the Offerors or their respective affiliates that is different from, or in addition to, the information and representations contained in the Offer or in any materials regarding the Offerors or their respective affiliates accompanying this document or incorporated by reference herein or therein. Alcan shareholders should not rely on any information or any representations regarding the Offerors or their respective affiliates not contained in this Offer to Purchase or in the documents accompanying this Offer to Purchase.

The Offerors have not authorized anyone to give any information or make any representation about the Offer that is different from, or in addition to, that contained in the Offer or in any of the materials that the Offerors have incorporated by reference into the Offer. Therefore, if anyone does give shareholders information of this sort, shareholders should not rely on it.

ALCAN INFORMATION

As of the date of this Offer to Purchase, the Offerors have not had access to the non-public books and records of Alcan, and, although they have no reason to doubt the accuracy of Alcan’s public filings, the Offerors are not in a position to independently verify the information in Alcan’s publicly filed documents, including its financial statements. As a result, all historical information regarding Alcan included or incorporated by reference herein, including all Alcan financial information and all pro forma financial information reflecting the pro forma effects of a combination of Alcan and Alcoa derived in part from Alcan’s financial information, has been derived by necessity from Alcan’s public reports and securities filings.

Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, Alcoa requested on May 7, 2007 that Alcan provide Alcoa with information required for complete disclosure regarding the businesses, operations, financial condition and management of Alcan. Except for an acknowledgement of receipt, Alcoa received no response from Alcan to its letter. Alcoa made a second request for such information on June 6, 2007, but has yet to receive a response as of the date of this Offer to Purchase. Alcoa will amend or supplement this Offer to Purchase to provide any and all information Alcoa receives from Alcan, if Alcoa receives the information before the Offer expires and Alcoa considers it to be material, reliable and appropriate. Alcoa and Alcan are not affiliated.

An auditor’s report was issued on Alcan’s financial statements and included in Alcan’s filings with the SEC. Pursuant to Rule 439 under the Securities Act, Alcoa requires the consent of Alcan’s independent auditors to incorporate by reference their audit report from Alcan’s Annual Report on Form 10-K for the year ended December 31, 2006 into this Offer to Purchase. Alcoa requested such consent on May 7, 2007 and on June 6, 2007, and has, as of the date of this Offer to Purchase, not received such consent from Alcan’s independent auditors. If Alcoa receives this consent, Alcoa will promptly file it as an exhibit to Alcoa’s registration statement of which this Offer to Purchase forms a part.

LEGAL MATTERS

The legality of the Alcoa Common Shares offered hereby will be passed upon for the Offerors by a member of the Pennsylvania Bar from Alcoa’s Legal Department. Certain Canadian and U.S. federal income tax matters will be passed upon by Stikeman Elliott LLP, Montreal, Québec, and Skadden, Arps, Slate, Meagher & Flom LLP, respectively.

EXPERTS

The audited historical consolidated financial statements of Alcoa and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Alcoa incorporated in this registration statement by reference to Alcoa’s Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of Alcan with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

DIRECTORS’ APPROVAL

The contents of the Offer and the Circular, together with the Appendix included therein, have been approved and the sending thereof to the Alcan shareholders has been authorized by the board of directors of Alcoa and Alcoa Holdco Canada.

APPROVAL AND CERTIFICATE OF ALCOA INC.

The contents of the Offer and Circular, together with the Appendix included therein, have been approved by, and the sending thereof to the Alcan shareholders has been authorized by, the board of directors of Alcoa. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer or the securities to be distributed hereunder.

Dated: June 7, 2007

/s/ ALAIN J.P. BELDA		/s/ CHARLES D. McLANE, JR.

Chairman and Chief Executive Officer		Vice President and Chief Financial Officer

On behalf of the board of directors

/s/ FRANKLIN A. THOMAS		/s/ HENRY B. SCHACHT

Director		Director

APPROVAL AND CERTIFICATE OF ALCOA HOLDCO CANADA ULC

The contents of the Offer and Circular, together with the Appendix included therein, have been approved by, and the sending thereof to the Alcan shareholders has been authorized by, the board of directors of Alcoa Holdco Canada. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer or the securities to be distributed hereunder.

Dated: June 7, 2007

/s/ ALAIN J.P. BELDA		/s/ CHARLES D. McLANE, JR.

President and Chief Executive Officer		Chief Financial Officer

On behalf of the board of directors

/s/ BARBARA S. JEREMIAH		/s/ LAWRENCE R. PURTELL

Director		Director

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF THE OFFERORS

1. Directors and Executive Officers of Alcoa Inc.

The name, age, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Alcoa are set forth below. Other than Messrs. Belda, Ghosn, Kleinfeld, Zedillo, Reitan, Tata and Wieser, who are citizens of Brazil, France, Germany, Mexico, Norway, India and Austria, respectively, each director and executive officer listed below is a citizen of the United States of America. Unless otherwise indicated below, the business address of each person is c/o Alcoa Inc., 390 Park Avenue, New York, New York 10022-4608. In the past five years, to the best knowledge of the Offerors, none of the persons listed in this Appendix A or persons holding more than 10% of any class of equity securities of either Offeror (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer, director or person from future violations of, or prohibiting activities subject to, U.S. federal or U.S. state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Directors (Including Executive Officers Who Are Directors) (as of June 7, 2007)

Kathryn S. Fuller
	Age:	60

	Director since:	2002

	Alcoa Board Committees:	Governance and Nominating Committee, Public Issues Committee.

	Principal occupation:	Chair of the Ford Foundation, since May 2004.

	Recent business experience:

Ms. Fuller retired as President and Chief Executive Officer of the World Wildlife Fund U.S. (WWF), one of the world’s largest nature conservation organizations, in July 2005, after having served in those positions since 1989. Ms. Fuller continues her affiliation with WWF as a member of the Advisory Council of WWF.

She was a Public Policy Scholar at the Woodrow Wilson International Center for Scholars, a nonpartisan institute established by Congress for advanced study of national and world affairs, for a year beginning in October 2005.

Ms. Fuller had various responsibilities within WWF and The Conservation Foundation from 1982 to 1989, including executive vice president, general counsel and director of WWF’s public policy and wildlife trade monitoring programs.

Ms. Fuller held several positions in the U.S. Department of Justice, culminating as Chief, Wildlife and Marine Resources Section, in 1981 and 1982.

Judith M. Gueron
	Age:	65

	Director since:	1988

	Alcoa Board Committees:	Audit Committee, Public Issues Committee (chair).

	Principal occupation:	Scholar in Residence at MDRC, a nonprofit research organization that designs, manages, and studies projects to increase the self-sufficiency of economically disadvantaged groups, since September 2005, and president Emerita of MDRC since 2004.

	Recent business experience:

Dr. Gueron was a Visiting Scholar at the Russell Sage Foundation, a foundation devoted to research in the social sciences, from 2004 to 2005.

Dr. Gueron was President of MDRC from 1986 to August 2004. She was MDRC’s Executive Vice President for research and evaluation from 1978 to 1986.

Before joining MDRC, she was director of special projects and studies and a consultant for the New York City Human Resources Administration.

	Other directorships:	National Bureau of Economic Research.

Ernesto Zedillo
	Age:	55

	Director since:	2002

	Alcoa Board Committees:	Audit Committee, Governance and Nominating Committee, Public Issues Committee.

	Principal occupation:	Director, Yale Center for the Study of Globalization, since July 2002, at Yale University.

	Recent business experience:

Dr. Zedillo is the former President of Mexico; he was elected in 1994 and served until 2000.

Before his election as President of Mexico, Dr. Zedillo served in various positions in the Mexican Federal Government and in Mexico’s Central Bank.

Dr. Zedillo is a member of the International Advisory Boards of the Coca-Cola Company, JP Morgan-Chase, ACE, D.B. Zwirn and Co. and Garten-Rothkopf.

	Other directorships:	The Procter & Gamble Company.

Joseph T. Gorman
	Age:	69

	Director since:	1991

	Alcoa Board Committees:	Audit Committee, Compensation and Benefits Committee (chair), Executive Committee.

	Principal occupation:	Chairman and Chief Executive Officer, Moxahela Enterprises, LLC, a venture capital firm, since 2001.

	Recent business experience:	Mr. Gorman retired as Chairman and Chief Executive Officer of TRW Inc., a global company serving the automotive, space and information systems markets, in June 2001, after a 33-year career with the company, and after having served in those positions since 1988.

	Other directorships:	Imperial Chemical Industries plc, The Procter & Gamble Company, Tonsberg Magnesium Group International AB and Vector Intersect Security Acquisition Corp.

Klaus Kleinfeld
	Age:	49

	Director since:	2003

	Alcoa Board Committees:	Compensation and Benefits Committee.

	Principal occupation:	President and Chief Executive Officer of Siemens AG, a global electronics and industrial conglomerate, since January 2005.

	Recent business experience:

Mr. Kleinfeld served as Deputy Chairman of the Managing Board and Executive Vice President of Siemens AG from 2004 to January 2005. He served as President and Chief Executive Officer of Siemens Corporation, the U.S. arm of Siemens AG, from 2002 to 2004. He has been a member of the Managing Board of Siemens AG since 2002. Mr. Kleinfeld served as Chief Operating Officer of Siemens Corporation from January to December 2001.

Prior to his U.S. assignment, Mr. Kleinfeld was Executive Vice President and a member of the Executive Board of the Siemens AG Medical Engineering Group in Germany from January to December 2000.

	Other directorships:	Bayer AG and Citigroup Inc.

James W. Owens
	Age:	61

	Director since:	2005

	Alcoa Board Committees:	Audit Committee.

	Principal occupation:	Chairman and Chief Executive Officer of Caterpillar Inc., a manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines, since February 2004.

	Recent business experience:

Mr. Owens served as Vice Chairman of Caterpillar from December 2003 to February 2004, and as a Group President from 1995 to 2003, responsible at various times for 13 of the company’s 25 divisions.

Mr. Owens joined Caterpillar in 1972 as a corporate economist and has held numerous management positions at Caterpillar from that time to the present.

	Other directorships:	Caterpillar Inc. and International Business Machines Corporation.

Alain J. P. Belda
	Age:	63

	Director since:	1998

	Alcoa Board Committees:	Executive Committee (chair).

	Principal occupation:	Chairman of the Board and Chief Executive Officer of Alcoa since January 2001.

	Recent business experience:

Mr. Belda was President and Chief Executive Officer of Alcoa from May 1999 to January 2001; President and Chief Operating Officer from 1997 to May 1999; Vice Chairman from 1995 to 1997; and Executive Vice President from 1994 to 1995.

From 1979 to 1994, he was President of Alcoa Aluminio S.A. in Brazil, Alcoa’s Brazilian subsidiary.

	Other directorships:	Citigroup Inc.

Carlos Ghosn
	Age:	53

	Director since:	2002

	Principal occupation:	President and Chief Executive Officer, Nissan Motor Co., Ltd., since 2001, and President and Chief Executive Officer of Renault S.A., since April 2005.

	Recent business experience:

Mr. Ghosn served as Chief Operating Officer of Nissan from 1999 to 2001.

He served as Executive Vice President of Renault S.A. of France from 1996 to 1999, responsible for advanced research, car engineering and development, car manufacturing, power train operations and purchasing.

From 1979 to 1996, he served in various capacities with Compagnie Générale des Etablissements Michelin in Europe, the U.S. and Brazil, including Chairman, President and Chief Executive Officer of Michelin North America, Inc. from 1990 to 1996.

	Other directorships:	Nissan Motor Co., Ltd. and Renault S.A.

Henry B. Schacht
	Age:	72

	Director since:	1994

	Alcoa Board Committees:	Audit Committee (chair), Executive Committee, Public Issues Committee.

	Principal occupation:	Managing director and senior advisor of Warburg Pincus LLC, a global private equity firm, since 2004.

	Recent business experience:

Mr. Schacht served as Chairman (1996 to 1998; and October 2000 to February 2003) and Chief Executive Officer (1996 to 1997; and October 2000 to January 2002) of Lucent Technologies Inc. He also previously served as Senior Advisor (1998 to 1999 and 2003) to Lucent.

Mr. Schacht was managing director of Warburg Pincus LLC from February 1999 until October 2000.

Mr. Schacht was Chairman (1977 to 1995) and Chief Executive Officer (1973 to 1994) of Cummins Inc., a leading manufacturer of diesel engines.

	Other directorships:	Alcatel-Lucent.

Franklin A. Thomas (Lead Director)
	Age:	72

	Director since:	1977

	Alcoa Board Committees:	Compensation and Benefits Committee, Executive Committee, Governance and Nominating Committee (chair).

	Principal occupation:	Consultant, The Study Group, a nonprofit institution assisting development in South Africa, since 1996. Advisor to the United Nations Fund for International Partnerships, since 1998.

Recent business experience:

Mr. Thomas was Chairman of The September 11th Fund, 2001-2006.

He was President and Chief Executive Officer of The Ford Foundation from 1979 until 1996.

Mr. Thomas was President and Chief Executive Officer of Bedford Stuyvesant Restoration Corporation, a nonprofit community development corporation, from 1967 to 1977, and prior to that, he served as Deputy Police Commissioner in charge of legal matters for the New York City Police Department.

	Other directorships:	Citigroup Inc. and PepsiCo, Inc.

Ratan N. Tata
	Age:	69

	Director since:	2007

	Alcoa Board Committees:	Public Issues Committee.

	Principal occupation:	Chairman of Tata Sons Limited, the holding company of the Tata Group, one of India’s largest business conglomerates, since 1991.

Recent business experience:

Mr. Tata is the Chairman of the major Tata Group companies including Tata Motors, Tata Steel, Tata Consultancy Services, Tata Power, Tata Tea, Tata Chemicals, Indian Hotels, Tata Teleservices and Tata AutoComp. Mr. Tata joined the Tata Group in December 1962.

Mr. Tata is associated with organizations in India and abroad, including the international advisory boards of Mitsubishi Corporation, the American International Group and JP Morgan Chase, the Asia-Pacific Advisory Committee of the New York Stock Exchange, the RAND’s Center for Asia Pacific Policy (chair), and the Programme Board of the Bill & Melinda Gates Foundations’ India AIDS Initiative.

	Other directorships:	Fiat S.p.A.

Executive Officers Who Are Not Directors (as of June 7, 2007)

William F. Christopher
	Age:	53

	Principal occupation:	Executive Vice President – Alcoa Group President, Engineered Products and Solutions

	Recent business experience:	In January 2003, Mr. Christopher assumed responsibility for Alcoa’s global automotive market and, since September 2002, has been Group President for Alcoa’s Aerospace and Commercial Transportation Group. He also led the customer and marketing initiatives for growth for the company until January 2006. In 2001, he assumed responsibility for the global deployment of the Alcoa Business System and the company’s customer and quality initiatives. Mr. Christopher was elected a Vice President of Alcoa in 1999 and Executive Vice President in 2001. He was President of Alcoa Forged Products from 1996 to 2001.

Lawrence R. Purtell
	Age:	60

	Principal occupation:	Executive Vice President and General Counsel Chief Compliance Officer

	Recent business experience:	Mr. Purtell joined Alcoa as Executive Vice President and General Counsel in November 1997. He became Chief Compliance Officer in April 2002.

Bernt Reitan
	Age:	59

	Principal occupation:	Executive Vice President – Alcoa Group President – Global Primary Products

	Recent business experience:	Mr. Reitan was named Group President, Global Primary Products in October 2004 and was elected an Alcoa Executive Vice President in November 2004. He was named Group President, Alcoa Primary Products in January 2004. He was elected Vice President of Primary Metals in 2003. He was named President of Alcoa World Alumina and Chemicals and was elected a Vice President of Alcoa in July 2001. He joined Alcoa in 2000 as general manager of Alcoa World Alumina in Europe. Before

		joining Alcoa, Mr. Reitan held a series of positions with Elkem in Norway over a 20-year period, serving as Senior Vice President of Materials and Technology and managing director of Elkem Aluminum ANS from 1988 to June 2000.

Paul D. Thomas
	Age:	50

	Principal occupation:	Executive Vice President – Alcoa Group President – Alcoa Packaging and Consumer Products

	Recent business experience:	Mr. Thomas was named to his current position in April 2006. He was named Executive Vice President – Alcoa, with responsibility for People, ABS and Culture in October 2004, and was elected an Alcoa Executive Vice President in November 2004. He was named Group President, North American Fabricated Products in January 2003. He was named President of Alcoa Mill Products in 2001 and President of Alcoa’s Engineered Products business in January 1998. He was elected a Vice President of Alcoa in September 1998.

Helmut Wieser
	Age:	53

	Principal occupation:	Executive Vice President – Alcoa Group President – Global Rolled Products, Hard Alloy Extrusions & Asia

	Recent business experience:	Mr. Wieser was elected an Alcoa Executive Vice President in November 2005 and was named Group President, Global Rolled Products, Hard Alloy Extrusions and Asia at that time. Mr. Wieser was named Group President, Mill Products Europe/North America in October 2004 and was elected a Vice President of Alcoa in November 2004. He joined Alcoa in October 2000 as Vice President of Operations in Europe and in 2004 he became President of Alcoa’s flat rolled products business in Europe. Before joining Alcoa, Mr. Wieser worked for Austria Metall Group, where he was an executive member of the board and chief operating officer from 1997 to 2000.

Joseph R. Lucot
	Age:	43

	Principal occupation:	Vice President and Controller

	Recent business experience:	Mr. Lucot was elected a Vice President of Alcoa in November 2006 and was elected to his current position effective January 1, 2007. He served as chief financial officer for Alcoa’s Global Rolled Products, Hard Alloy Extrusions and Asia group in 2006. He became chief financial officer for Global Extruded and End Products and Alcoa Europe in 2002. He was Vice President, Finance for Alcoa’s Primary Products business unit in 2001. He joined Alcoa in 1997 as Assistant Controller.

Charles D. McLane, Jr.
	Age:	53

	Principal occupation:	Vice President and Chief Financial Officer

	Recent business experience:	Mr. McLane was elected to his current position effective January 1, 2007. He was elected Vice President and Corporate Controller in October 2002. He joined Alcoa in May 2000 as director of investor relations, following Alcoa’s merger with Reynolds Metals Company. He became Assistant Treasurer of Reynolds in 1999 and Assistant Controller of that company in 1995.

2. Directors and Executive Officers of Alcoa Holdco Canada ULC

The name, age, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Alcoa Holdco Canada ULC are set forth below. Other than Mr. Belda, who is a citizen of Brazil, each director and executive officer listed below is a citizen of the United States of America. The business address of each person is c/o Alcoa Inc., 390 Park Avenue, New York, New York 10022-4608.

Directors (as of June 7, 2007)

The directors of Alcoa Holdco Canada ULC are Alain J.P. Belda, Charles D. McLane, Jr., Lawrence R. Purtell and Barbara S. Jeremiah. The name, age, business address, present principal occupation or employment and five-year employment history of Messrs. Belda, McLane and Purtell is set forth above in Section 1 of this Appendix A. The name, age, business address, present principal occupation or employment and five-year employment history of Barbara Jeremiah is set forth below:

Barbara S. Jeremiah

	Age:	54

	Principal occupation:	Executive Vice President – Corporate Development Alcoa Inc.

	Recent business experience:	Ms. Jeremiah joined Alcoa in 1977 as an attorney, subsequently was named general attorney, then managing general attorney, and senior managing attorney in 1991. She was elected assistant general counsel in 1992 and one year later elected secretary. She was named to her most recent position as vice president of Corporate Development in 1998. Ms. Jeremiah was elected an executive vice president of Alcoa in July 2002.

Executive Officers (as of June 7, 2007)

The executive officers of Alcoa Holdco Canada ULC are Alain J.P. Belda, President and Chief Executive Officer, Charles D. McLane, Jr., Chief Financial Officer, and Lawrence R. Purtell, Secretary. The name, age, business address, present principal occupation or employment and five-year employment history of each of the executive officers of Alcoa Holdco Canada ULC are set forth above in Section 1 of this Appendix A.

The Depositary for the Offer is:

Computershare Investor Services Inc.

In Canada:

By Mail:	By Registered Mail, Hand or by Courier:

P.O. Box 7024 31 Adelaide St E Toronto, Ontario M5C 2T7 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): (888) 344-2821

Overseas: (514) 982-7555

Email: corporateactions@computershare.com

Montreal		Vancouver	Calgary
By Hand:	Registered Mail or by Courier:	By Registered Mail, Hand or by Courier:	By Registered Mail, Hand or by Courier:
650 de Maisonneuve Blvd West Suite 700 Montreal, Québec H3A 3S8	1500 University Street Suite 700 Montreal, Québec H3A 3S8	510 Burrard Street 2nd Floor Vancouver, British Columbia V6C 3B9	Western Gas Tower Suite 600, 530 8th Avenue S.W. Calgary, Alberta T2P 3S8

In the U.S.:

By Mail:	By Hand or by Courier:

c/o Computershare Trust Company, N.A. Attention: Corporate Actions P.O. Box 43014 Providence, Rhode Island 02940-3014	c/o Computershare Trust Company, N.A. Attention: Corporate Actions 250 Royall Street Canton, Massachusetts 02021

The Dealer Managers for the Offer are:

In Canada:	In the U.S.:

BMO Nesbitt Burns Inc. 100 King Street West Toronto, Ontario M5X 1H3 Toll Free: (866) 638-5886	Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 Toll Free: (800) 956-2133	Goldman, Sachs & Co. 85 Broad Street New York, New York 10004 Toll Free: (800) 323-5678 Call Collect: (212) 902-1000

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

Collect: (212) 929-5500

Toll Free: (800) 322-2885 (English)

               (888) 405-1217 (French)

Email: alcan@mackenziepartners.com

Any questions and requests for assistance may be directed by Alcan Shareholders to the Dealer Managers, the Depositary or the Information Agent at their respective telephone numbers and locations set forth above.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Alcoa Inc.

Article V of the By-Laws of Alcoa provides that Alcoa shall indemnify, under specified circumstances, persons who were or are directors, officers or employees of Alcoa or who served or serve other business entities at the request of Alcoa. Under these By-Law provisions, a person who is wholly successful in defending a claim will be indemnified for any reasonable expenses. To the extent a person is not successful in defending a claim, reasonable expenses of the defense and any liability incurred are to be indemnified under these provisions only where independent legal counsel or another disinterested person selected by the board of directors determines that such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of Alcoa, and in addition with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct of such person was unlawful. Any expense incurred with respect to any claim may be advanced by Alcoa if the recipient agrees to repay such amount if it is ultimately determined that such recipient is not to be indemnified pursuant to Article V.

The foregoing By-Law provisions generally parallel Sections 1741 and 1745 of the PBCL. Section 1746 of the PBCL and the By-Laws both also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Section 1746 of the PBCL and the By-Laws provide for increased indemnification protections for directors, officers and others. Indemnification may be provided by Pennsylvania corporations in any case except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 1713 of the PBCL also sets forth a framework whereby Pennsylvania corporations, with the approval of the shareholders, may limit the personal liability of directors for monetary damages except where the act or omission giving rise to a claim constitutes self-dealing, willful misconduct or recklessness. The section does not apply to a director’s responsibility or liability under a criminal or tax statute and may not apply to liability under Federal statutes, such as the Federal securities laws.

Alcoa’s Articles of Incorporation and By-Laws were amended by the shareholders to implement the increased protections made available to directors under the PBCL as described in the preceding paragraph. Article VIII of the By-Laws provides that, except as prohibited by law, every director of Alcoa shall be entitled as of right to be indemnified by Alcoa for expenses and any and all liability paid or incurred by such person by reason of such person being or having been a director of Alcoa. Expenses incurred with respect to any claim may be advanced by Alcoa, subject to certain exceptions. The shareholders have also approved a form of indemnity agreement. Alcoa has entered into such an indemnity agreement with each of its current directors.

Alcoa has purchased a liability insurance policy with an aggregate limit of $200 million, with certain specified deductible amounts for liability of directors and officers and reimbursement to Alcoa for indemnification provided to directors and officers. The policy has an expiration date of October 1, 2007 and provides liability insurance and reimbursement coverage for Alcoa, and its directors and officers, which is permitted by the laws of Pennsylvania referred to above.

The Articles of Incorporation provide that except as prohibited by law, Alcoa may indemnify any person who is or was a director, officer, employee or agent of Alcoa or is or was serving at the request of Alcoa as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, any employee benefit plan, and may take such steps as may be deemed appropriate by the board of directors, including purchasing and maintaining insurance, entering into contracts, including, without limitation, contracts of indemnification between Alcoa and its directors and officers, creating a trust fund, granting security interests or using other means, including, without limitation, a letter of credit to ensure the payment of such amounts as may be necessary to effect such indemnification. The By-Laws provide for indemnification of such persons to the fullest extent permitted by law.

The Articles of Incorporation also provide that to the fullest extent that the laws of the Commonwealth of Pennsylvania permit elimination or limitation of the liability of directors, no director of Alcoa shall be personally liable for monetary damages for any action taken, or any failure to take any action.

Item 21.	Exhibits and Financial Statement Schedules.

See Exhibit Index attached hereto and incorporated by reference.

Item 22.	Undertakings.

1.	The undersigned registrants hereby undertake:

(a) (1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

That, for purposes of determining any liability under the Securities Act, each filing of the registrants’ annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d)

That, every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2.

Each of the undersigned registrants hereby undertake: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

3.

Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

4.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

ALCOA INC.

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 7th day of June, 2007.

ALCOA INC.

By:	/S/ ALAIN J.P. BELDA
Alain J.P. Belda Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

By:	/S/ ALAIN J.P. BELDA	Chairman of the Board of Directors, Chief Executive Officer and Director (Principal Executive Officer)	June 7, 2007
Alain J.P. Belda

By:	/S/ CHARLES D. MCLANE, JR.	Vice President and Chief Financial Officer (Principal Financial Officer)	June 7, 2007
Charles D. McLane, Jr.

By:	/S/ JOSEPH R. LUCOT	Vice President and Controller (Principal Accounting Officer)	June 7, 2007
Joseph R. Lucot

By:		Director	June 7, 2007
Ratan N. Tata

By:	*	Director	June 7, 2007
Kathryn S. Fuller

By:	*	Director	June 7, 2007
Judith M. Gueron

By:	*	Director	June 7, 2007
Ernesto Zedillo

By:	*	Director	June 7, 2007
Joseph T. Gorman

By:	*	Director	June 7, 2007
Klaus Kleinfeld

By:	*	Director	June 7, 2007
James W. Owens

By:	*	Director	June 7, 2007
Carlos Ghosn

By:	*	Director	June 7, 2007
Franklin A. Thomas

By:	*	Director	June 7, 2007
Henry B. Schacht

*By:	/s/ DONNA C. DABNEY
Donna C. Dabney Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
3(a)	Articles of Alcoa as amended, incorporated herein by reference to exhibit 3(a) to Alcoa’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

3(b)	By-Laws of Alcoa as amended, incorporated herein by reference to exhibit 3(b) to Alcoa’s Annual Report on Form 10-K for the year ended December 31, 2005.

4(a)	Specimen certificate for shares of Alcoa’s common stock, incorporated herein by reference to Exhibit 4(i) to Alcoa’s Registration Statement on Form S-3 (File No. 033-49997).

5(a)	Legal opinion of Kurt R. Waldo, Deputy General Counsel of Alcoa, regarding the legality of the common stock of Alcoa being registered under this registration statement.

8(a)	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to U.S. Federal Income Tax Matters.

8(b)	Form of Opinion of Stikeman Elliott LLP as to Canadian Federal Income Tax Matters.

12	Computation of Ratio of Earnings to Fixed Charges.

15	Letter from PricewaterhouseCoopers LLP to the U.S. Securities and Exchange Commission regarding unaudited interim financial information.

23(a)	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.

23(b)	Consent of Kurt R. Waldo, Deputy General Counsel of Alcoa (included in the opinion filed as Exhibit 5(a) to this registration statement).

23(c)	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in the form of opinion filed as Exhibit 8(a) to this registration statement).

23(d)	Consent of Stikeman Elliot LLP (included in the form of opinion filed at Exhibit 8(b) to this registration statement).

24	Power of Attorney.*

99(a)	Form of Letter of Transmittal.*

99(b)	Form of Notice of Guaranteed Delivery.*

99(c)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

99(d)	Form of Letter to Clients.*

*	Previously filed